Exhibit 10.3

EXECUTION VERSION

$75,000,000

ABL CREDIT AGREEMENT

Dated as of January 24, 2019

among

CLAIRE’S HOLDINGS LLC,

as Holdings,

CLAIRE’S STORES, INC.,

as a U.S. Borrower and the Lead Borrower,

THE OTHER U.S. BORROWERS PARTY HERETO,

CLAIRE’S (GIBRALTAR) HOLDINGS LIMITED,

as a U.K. Borrower,

THE OTHER U.K. BORROWERS PARTY HERETO,

THE LENDERS PARTY HERETO,

and

CITIBANK, N.A.,

as Administrative Agent and Collateral Agent

CITIBANK GLOBAL MARKETS INC. and

CITIZENS BANK, N.A.,

as Lead Arrangers and Joint Bookrunners

i

Section 9.21.	No Liability of the Issuing Banks	138
Section 9.22.	No Advisory or Fiduciary Responsibility	138
Section 9.23.	Acknowledgement and Consent to Bail-In of EEA Financial Institutions	139
Section 9.24.	Time is of the Essence	139
Section 9.25.	Intercreditor Agreement	139
Section 9.26.	English Guarantee	139

Exhibits and Schedules

Exhibit A	Form of Assignment and Acceptance
Exhibit B	Form of Borrowing Base Certificate
Exhibit C- 1	Form of Borrowing Request
Exhibit C- 2	Form of Letter of Credit Request
Exhibit D	Form of Interest Election Request
Exhibit E	[Reserved]
Exhibit F	Form of U.S. Tax Compliance Certificate
Exhibit G	[Reserved]
Exhibit H	[Reserved]
Exhibit I	Form of Joinder Agreement
Exhibit J	Form of Intercompany Note
Exhibit K	[Reserved]
Exhibit L	Form of Solvency Certificate
Schedule 1.01A	Excluded Subsidiaries
Schedule 1.01C	Immaterial Subsidiaries
Schedule 1.01D	Unrestricted Subsidiaries
Schedule 2.01	Commitments
Schedule 3.01	Organization and Good Standing
Schedule 3.04	Governmental Approvals
Schedule 3.07(a)	Subsidiaries
Schedule 3.07(b)	Subscriptions
Schedule 3.12	Taxes
Schedule 3.16	Real Estate
Schedule 3.20	Intellectual Property
Schedule 3.21	Anti-Money Laundering Laws
Schedule 5.17	Post-Closing Actions
Schedule 6.01	Indebtedness
Schedule 6.02(a)	Liens
Schedule 6.04	Investments
Schedule 9.01	Notice Information
Schedule 9.26	English Guarantee

ABL CREDIT AGREEMENT, dated as of January 24, 2019 (this “Agreement” or “ABL Credit Agreement”), among CLAIRE’S HOLDINGS LLC, a Delaware limited liability company (“Holdings”), CLAIRE’S STORES, INC., a Florida corporation (the “Lead Borrower”), each of Holdings’ direct and indirect Subsidiaries identified on the signature pages hereof as a U.S. Borrower (such Subsidiaries, together with the Lead Borrower and each other Subsidiary incorporated, formed or otherwise organized within the United States that becomes a party hereto in accordance with the terms hereof, the “U.S. Borrowers”), CLAIRE’S (GIBRALTAR) HOLDINGS LIMITED, a Gibraltar company (“CGHL”), each of Holdings’ Subsidiaries formed under the laws of England and Wales identified on the signature pages hereof as a U.K. Borrower (such Subsidiaries, together with CGHL and each other Subsidiary incorporated, formed or otherwise organized under the laws of England and Wales that becomes a party to this Agreement in accordance with the terms hereof, the “U.K. Borrowers”), the LENDERS party hereto from time to time, and CITIBANK, N.A., (“Citi”) as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent (in such capacity, the “Collateral Agent”) for the Lenders.

RECITALS

WHEREAS, on September 21, 2018, the United States Bankruptcy Court for the District of Delaware entered an order (the “Confirmation Order”) confirming the Joint Chapter 11 Plan of Reorganization (the “Plan of Reorganization”) of the Lead Borrower and certain of its direct and indirect Subsidiaries, which Confirmation Order, inter alia, authorized Holdings’ and the U.S. Borrowers’ entry into and performance under that certain ABL Credit Agreement dated as of October 12, 2018 (the “Exit ABL”) by and among Holdings, the Borrowers, the lenders party thereto and Citi as Administrative Agent and Collateral Agent and the Term Loan Credit Agreement;

WHEREAS, Holdings, the Borrowers, the Administrative Agent and the Lenders have agreed, for the purposes of replacing and refinancing the Exit ABL, to enter into this Agreement, pursuant to which (a) the Lenders will extend credit in the form of Loans in an initial aggregate principal amount at any time outstanding not to exceed $75,000,000, which shall include a sublimit for Loans to the U.K. Borrowers of up to $37,500,000 and (b) the Issuing Banks will issue Letters of Credit for the benefit of the Lead Borrower and its Subsidiaries, in each case, subject to the terms and conditions of this Agreement; and

WHEREAS, Holdings, the Borrowers, the Administrative Agent and the Lenders have agreed that this Agreement shall constitute and has been designated as the Revolving Credit Agreement, and the Obligations hereunder are Revolving Credit Obligations, under and as defined in, the Intercreditor Agreement (as defined below).

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Defined Terms. As used in this Agreement (including the recitals hereto), the following terms shall have the meanings specified below:

“ABL Facility” shall mean the asset-based revolving credit facility entered into pursuant to this Agreement.

“ABR” shall mean, for any day, a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1.00%, (b) the Prime Rate, (c) the Adjusted Eurocurrency Rate for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.00%, and (d) zero; provided that, for the avoidance of doubt, the Adjusted Eurocurrency Rate for any day shall be based on the rate determined on such day at approximately 11 a.m. (London time) by reference to the ICE Benchmark Administration Limited Interest Settlement Rates for deposits in Dollars (as set forth by any service selected by the Administrative Agent that has been nominated by the British Bankers’ Association as an authorized vendor for the purpose of displaying such rates). Any change in such rate due to a change in the Prime Rate, the Federal Funds Rate or the Adjusted Eurocurrency Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Rate or the Adjusted Eurocurrency Rate, as the case may be.

“ABR Borrowing” shall mean a Borrowing comprised of ABR Loans.

“ABR Loans” shall mean any Loan (including Swingline Loans) denominated in Dollars and bearing interest at a rate determined by reference to the ABR in accordance with the provisions of Article II.

“Account” shall mean, as at any date of determination, all “accounts” (as such term is defined in the Uniform Commercial Code) of the Loan Parties and their Subsidiaries, including, without limitation, the unpaid portion of the obligation of a customer of any Loan Party or any its Subsidiaries in respect of Inventory purchased by and shipped to such customer and/or the rendition of services by any Loan Party or any its Subsidiaries, as stated on the respective invoice of any Loan Party or any its Subsidiaries, net of any credits, rebates or offsets owed to such customer and shall include the meaning given to the term “Trading Receivables” in the U.K. Security Agreement.

“Account Debtor” shall mean the customer of any Loan Party or any of its Subsidiaries who is obligated on or under an Account.

“Additional Mortgage” shall have the meaning assigned to such term in Section 5.10(c).

“Additional Revolving Lender” has the meaning assigned to such term in Section 2.23(b).

“Adjusted Eurocurrency Rate” shall mean, with respect to any Eurocurrency Borrowing for any Interest Period, an interest rate per annum equal to (a) the Eurocurrency Rate in effect for such Interest Period divided by (b) one minus the Statutory Reserves applicable to such Eurocurrency Borrowing, if any. Notwithstanding the foregoing, the Adjusted Eurocurrency Rate with respect to any applicable Interest Period will be deemed to be 0.00% per annum if the Eurocurrency Rate for such Interest Period determined pursuant to this definition would otherwise be less than 0.00% per annum.

“Administrative Agent” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Administrative Agent Fee Letter” shall mean that certain Fee Letter, dated as of December 21, 2018, between the Lead Borrower and the Administrative Agent and any such other fee letter between the Lead Borrower and any successor administrative agent or collateral agent.

“Administrative Questionnaire” shall mean an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with the Person specified; provided, however, that no Lender nor any Agent shall be considered an Affiliate of Holdings, the Borrowers or any subsidiary thereof to the extent such Person is acting in its capacity as an Agent or Lender or otherwise under this Agreement.

“Agents” shall mean the Administrative Agent and the Collateral Agent.

“Agreement” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Alternate Currency” shall mean Pounds Sterling, Euros, Canadian Dollars and Swiss Francs or any other currency other than Dollars as may be acceptable to the Administrative Agent and the Required Lenders with respect thereto in their sole discretion.

“Alternate Currency Letter of Credit” shall mean any Letter of Credit denominated in an Alternate Currency.

“Annual Financial Statements” shall mean the audited consolidated balance sheet and related consolidated statements of income, cash flows and owners’ equity of the Lead Borrower and the Subsidiaries as of and for the fiscal years ended on or about January 30, 2016, January 28, 2017 and February 3, 2018.

“Anti-Money Laundering Laws” shall mean any and all laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties applicable to a Loan Party, its Subsidiaries or Affiliates related to terrorism financing or money laundering, including any applicable provision of Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT Act) of 2001 (Title III of Pub. L. 107-56) and The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”, 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

“Applicable Administrative Borrower” shall mean the Lead Borrower.

“Applicable Commitment Fee Rate” shall mean (i) 0.375% per annum if Global Exposure is less than 50% of the Commitments then in effect or (ii) 0.25% per annum if Global Exposure is greater than or equal to 50% of the Commitments then in effect.

“Applicable Margin” shall mean, for any day,

(a) with respect to Initial Revolving Loans, any Protective Advance or any Swingline Loan, the rate per annum applicable to the relevant Type of Loans set forth below, based upon the Excess Global Availability as of the last day of the most recently ended fiscal quarter:

Excess Global Availability (as a percentage of the Global Line Cap)	Applicable Margin for Eurocurrency Loans	Applicable Margin for ABR Loans
Category 1
≥ 66.7%	1.25%	0.25%
Category 2
< 66.7% but ≥ 33.3%	1.50%	0.50%
Category 3
< 33.3%	1.75%	0.75%

(b) with respect to Incremental Revolving Loans (other than Incremental Revolving Loans that are Initial Revolving Loans), the rate or rates per annum specified in the applicable Incremental Revolving Facility.

The Applicable Margin pursuant to clause (a) shall be adjusted quarterly on a prospective basis on the first day of each fiscal quarter of the Lead Borrower based upon the percentage of the Excess Global Availability in accordance with the table above; provided that if a Borrowing Base Certificate is not delivered when required pursuant to Section 5.15(a), the “Applicable Margin” shall be the rate per annum set forth above in Category 3 until such Borrowing Base Certificate is delivered in compliance with Section 5.15(a).

“Approved Fund” shall have the meaning assigned to such term in Section 9.04(b).

“Arrangers” shall mean Citibank Global Markets Inc. and Citizens Bank, N.A. as joint lead arrangers and joint bookrunners.

“Asset Sale” shall mean any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition (including any sale and leaseback of assets and any mortgage or lease of Real Property) to any Person of any asset or assets of Holdings, the Borrowers or any Subsidiary.

“Assignee” shall have the meaning assigned to such term in Section 9.04(b).

“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an Assignee, and acknowledged by the Administrative Agent and the Lead Borrower (if required by Section 9.04), in the form of Exhibit A to this Agreement or such other form as shall be approved by the Administrative Agent and reasonably satisfactory to the Lead Borrower.

“Availability Conditions” shall be deemed satisfied only if, as of the relevant date of determination:

(a) Global Exposure does not exceed the Global Line Cap;

(b) U.S. Exposure does not exceed the U.S. Line Cap; and

(c) U.K. Exposure does not exceed the U.K. Line Cap.

“Availability Period” shall mean the period from and including the Closing Date to but excluding the earlier of the Maturity Date and in the case of each of the Loans, Borrowings and Letters of Credit, the date of termination of the Commitments.

“Availability Reserves” shall mean such amounts as the Administrative Agent, in its Permitted Discretion, may from time to time establish to account for (i) slow moving Inventory and Inventory shrinkage with respect to Eligible Inventory, (ii) sums that the Loan Parties are or will be required to pay (such as taxes, assessments royalties, and insurance premiums) and have not yet paid, (iii) Rent Reserves, (iv) the Dilution Reserve, (v) the Gift Card Liability Reserve, (vi) the Lease Reserve, (vii) the Designated Hedging Reserve and (viii) solely to the extent not duplicative of any eligibility criteria used in determining the Borrowing Base and solely to the extent not duplicative of any of the foregoing reserves, such other events, conditions or contingencies as to which the Administrative Agent, in its Permitted Discretion, determines reserves should be established from time to time in accordance with Section 2.22. Without limiting the generality of the foregoing, Availability Reserves established to ensure the payment of Indebtedness shall be deemed to be a reasonable exercise of the Administrative Agent’s credit judgment established in its Permitted Discretion.

“Bail-In Action” shall mean the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” shall mean, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bank Levy” shall mean (a) the United Kingdom bank levy as set out in Schedule 19 to the UK Finance Act 2011; (b) the tax surcharge on banking companies as set out in Chapter 4 of Part 7A of the United Kingdom Corporation Tax Act 2010; (c) any financial activities taxes (or other taxes) of a kind contemplated in the European Commission consultation paper on financial sector taxation dated 22 February 2011 or the Single Resolution Mechanism established by EU Regulation No. 806 / 2014 of 15 July 2014; and (d) and any other levy or tax of a similar nature in force (or formally announced) as at the date of this Agreement or (if applicable) in respect of any party that accedes as a Lender after the date of this Agreement, as at the date of such accession, imposed in any jurisdiction in which the relevant Loan Party is incorporated, resident for Tax purposes or carries on business through a permanent establishment.

“Bankruptcy Code” shall mean Title 11 of the United States Code.

“Beneficial Ownership Certification” shall mean a certification regarding beneficial ownership required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” shall mean 31 C.F.R. § 1010.230.

“Benefit Plan” shall mean any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States.

“Board of Directors” shall mean, as to any Person, the board of directors, board of managers or other governing body of such Person, or if such Person is owned or managed by a single entity, the board of directors or other governing body of such entity.

“Borrower Qualified IPO” shall mean an initial public offering of Equity Interests of the Lead Borrower constituting a Qualified IPO.

“Borrowers” shall mean the U.S. Borrowers and the U.K. Borrowers, collectively.

“Borrowing” shall mean a group of Loans of a single Type and Class and made on a single date and, in the case of Eurocurrency Loans, as to which a single Interest Period is in effect.

“Borrowing Base” shall mean the U.S. Borrowing Base and the U.K. Borrowing Base, collectively. In connection with the consummation of any Permitted Business Acquisition, the Lead Borrower may submit a calculation of the Borrowing Base that includes Eligible Credit Card Accounts, Eligible Concession Accounts, Eligible Royalty Accounts, Eligible Wholesale Accounts and Eligible Inventory so acquired in connection with such Permitted Business Acquisition (collectively, the “Acquired Assets”), and from and after the date such Permitted Business Acquisition is consummated, the Borrowing Base and Global Line Cap under the ABL Facility shall be calculated with reference to the Acquired Assets after giving effect to the applicable advance rates); provided that:

(i) the applicable Borrower shall, for the avoidance of doubt, be allowed to utilize any increase in the Borrowing Base resulting from any such adjustment to request a Borrowing hereunder for the purpose of funding any such Permitted Business Acquisition, and

(ii) until the Lead Borrower shall have delivered to the Administrative Agent an inventory appraisal and field examination from Hilco Valuation Services (or another third party reasonably satisfactory to the Administrative Agent) covering the Acquired Assets (which may, for the avoidance of doubt, be the inventory appraisal and/or field exam provided pursuant to Section 5.07(b) hereof), such Acquired Assets may nevertheless be included in the Borrowing Base for a period of up to 120 days after the acquisition thereof, in an amount not to exceed 15% of the Borrowing Base (calculated after giving effect to the inclusion of the Acquired Assets), it being understood that (A) after such 120 day-period, if such inventory appraisal and field examination has still not been completed, the Borrowing Base shall be calculated without reference to the Acquired Assets until an inventory appraisal and field exam covering the Acquired Assets is completed, at which time such 15% cap shall no longer apply to the Acquired Assets and (B) no Default or Event of Default shall result solely from the failure to deliver an inventory appraisal or field exam with respect to any Acquired Asset.

“Borrowing Base Certificate” shall mean a certificate of the Lead Borrower, on behalf of each Loan Party, in substantially the form of Exhibit B hereto, duly completed as of a relevant date required in accordance with this Agreement or such earlier date from time to time determined by the Lead Borrower at its option.

“Borrowing Minimum” shall mean $1.0 million.

“Borrowing Multiple” shall mean $1.0 million.

“Borrowing Request” shall mean a request by the Applicable Administrative Borrower for a Borrowing hereunder substantially in the form of Exhibit C-1 to this Agreement.

“Budget” shall have the meaning assigned to such term in Section 5.04(f).

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in New York City or London or Gibraltar are authorized or required by law to remain closed; provided, that (v) when used in connection with a Eurocurrency Loan denominated in Dollars, the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in the applicable currency in the London interbank market, (w) when used in connection with a Eurocurrency Loan denominated in Euros, the term “Business Day” shall also exclude any day that is not a TARGET Day, (x) when used in connection with a Eurocurrency Loan denominated in Swiss Francs, the term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in Zurich are authorized or required by law to close, (y) when used in connection with a Eurocurrency Loan denominated in Canadian Dollars, the term “Business Day” shall also exclude any day which is a legal holiday or a day on which banking institutions are authorized or are required by law or other government action to close in Toronto, Ontario and (z) when used in connection with a Eurocurrency Loan denominated in a currency other than Dollars, Euros, Swiss Francs or Canadian Dollars, the term “Business Day” shall mean any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other applicable offshore interbank market for such currency.

“Canadian Dollar” shall mean the lawful currency of Canada.

“Capital Expenditures” shall mean for any period the aggregate amount of all expenditures (whether paid in cash or other consideration or accrued as a liability) that would, in accordance with GAAP, be included as additions to property, plant and equipment and other capital expenditures of the Lead Borrower and the Subsidiaries for such period, as the same are or would be set forth in a consolidated balance sheet of the Lead Borrower and the Subsidiaries for such period.

“Capital Lease Obligations” of any Person shall mean the obligations of such Person to pay rent or other amounts under any lease of (or other similar arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof accounted for as a liability at such time determined in accordance with GAAP.

“Cases” shall mean the voluntary petitions filed by the Lead Borrower and certain of its direct and indirect Subsidiaries in the United States Bankruptcy Court for the District of Delaware for relief under the Bankruptcy Code on March 19, 2018.

“Cash Collateral Account” shall mean (i) a deposit account or securities account in the name of the Lead Borrower and under the control (as defined in the Uniform Commercial Code) of the Collateral Agent; and (ii) in relation to the U.K. Borrowers party to the U.K. Security Agreement, the meaning giving to the term “Blocked Account” in the U.K. Security Agreement.

“Cash Dominion Period” shall mean (a) any period beginning on the date on which Excess Global Availability shall have been less than the greater of (x) 12.5% of the Global Line Cap and (y) $9,375,000 for three (3) consecutive days and ending on the date on which Excess Global Availability is equal to or greater than the greater of (x) 12.5% of the Global Line Cap and (y) $9,375,000 for each day during a period of 20 consecutive calendar days or (b) any period during which any Events of Default described in Sections 7.01(a)(ii) (but without giving effect to any grace period applicable thereto), (b), (c), (d) (with respect to Section 6.11 only if the covenant set forth in such Section is then in effect), (e)(ii), (h), (i) or (m), in each case, has occurred and is continuing.

“CDOR Screen Rate” shall have the meaning provided in the definition of Eurocurrency Rate.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. § 9601 et seq.

“CGHL” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Change in Control” shall mean:

(a) the failure of Holdings to own, directly or indirectly through one or more Wholly- Owned Subsidiaries, beneficially and of record, 100.0% of the issued and outstanding Equity Interests of the Lead Borrower;

(b) prior to a Qualified IPO, the failure by the Permitted Holders to own, directly or indirectly through one or more holding companies, beneficially and of record, Equity Interests of Holdings representing at least a majority of the aggregate ordinary voting power for the election of members of the Board of Directors of Holdings represented by the issued and outstanding Equity Interests of Holdings;

(c) after a Qualified IPO, any Person or “group” (within the meaning of Rules 13d 3 and 13d 5 under the Exchange Act), other than any combination of the Permitted Holders or any “group” including any Permitted Holders (so long as Permitted Holders own not less than a majority of the voting interest in Equity Interests of Holdings owned by all members of such “group” in the aggregate), shall have acquired beneficial ownership of 35% or more on a fully diluted basis of the voting interest in Equity Interests of Holdings (prior to a Borrower Qualified IPO) or the Lead Borrower (following a Borrower Qualified IPO) and the Permitted Holders shall own, directly or indirectly, less than such Person or “group” on a fully diluted basis of the voting interest in Equity Interests of Holdings (prior to a Borrower Qualified IPO) or the Lead Borrower (following a Borrower Qualified IPO);

(d) during any period of 12 consecutive months, a majority of the members of the Board of Directors of Holdings cease to be composed of individuals (i) who were members of that board on the first day of such period, (ii) whose election or nomination to that board was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or (iii) whose election or nomination to that board was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board; or

(e) the occurrence of a “change of control” (or similar event) under any Material Indebtedness.

“Change in Law” shall mean (a) the adoption of any law, rule or regulation after the Closing Date, (b) any change in law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender or Issuing Bank (or, for purposes of Section 2.13(b), by any lending office of such Lender or by such Lender’s or Issuing Bank’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date; provided; that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case, pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change in Tax Law” shall mean any change in (or in the interpretation, administration or application of) any law relating to Taxes or any Treaty, or any published practice or published concession of any relevant Governmental Authority other than (a) a change in a Relevant Covered Tax Agreement (or the interpretation, administration or application of a Relevant Covered Tax Agreement) that occurs pursuant to the MLI and in accordance with MLI Reservations or MLI Notifications made by (on the one hand) the MLI Lender Jurisdiction and (on the other hand) the MLI Loan Party Jurisdiction, where each relevant MLI Reservation or MLI Notification satisfies the MLI Disclosure Condition, or (b) a change that occurs pursuant to the United Kingdom ceasing to be a member state of the European Union as a consequence of the notification given by it on 29 March 2017 of its intention to exit the European Union pursuant to Article 50 of the Treaty on European Union.

“Charges” shall have the meaning assigned to such term in Section 9.09.

“Citi” shall have the meaning assigned to such term in the Recitals.

“Class”, when used in reference to any Loan, Borrowing or Commitment, refers to whether such Loan, or the Loans comprising such Borrowing, are Initial Revolving Loans, Protective Advances, Swingline Loans or respective Commitments related thereto or other loans or commitments added as a separate Class pursuant to Section 2.23. For the avoidance of doubt, the U.S. Loans and the U.K. Loans constitute separate Classes of Loans.

“Closing Date” shall mean the date on which the conditions precedent set forth in Section 4.01 have been satisfied and the Commitment is made available to the Borrowers.

“Closing Date Refinancing” shall mean the satisfaction in full on the Closing Date of any Indebtedness outstanding under the Exit ABL, including the termination of all commitments thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated and rulings issued thereunder.

“Collateral” shall mean the Gibraltar Collateral, the U.S. Collateral and the U.K. Collateral, collectively.

“Collateral Access Agreement” shall mean a landlord waiver, bailee letter, acknowledgement agreement, or similar agreement of any lessor, warehouseman, processor, consignee, or other Person in possession of, having a Lien upon, or having rights or interests in the U.S. Borrowers’ books and records, Equipment, or Inventory, in each case, in form and substance reasonably satisfactory to the Administrative Agent.

“Collateral Agent” shall mean the Administrative Agent acting as collateral agent for the Lenders and the other Secured Parties, or such other agents appointed by the Required Lenders to act as Collateral Agent hereunder.

“Collateral and Guarantee Requirement” shall mean the requirement that:

(a) [reserved];

(b) subject to the Intercreditor Agreement, (i) all Obligations of the U.S. Borrowers shall have been unconditionally guaranteed by (a) Holdings and (b) the U.S. Borrowers; and (ii) all Obligations of the U.K. Borrowers shall have been unconditionally guaranteed by (a) Holdings, (b) the U.S. Borrowers and (c) the U.K. Borrowers;

(c) subject to the Intercreditor Agreement, on or prior to the Closing Date, (i) the Collateral Agent shall have received (A) a pledge of all the issued and outstanding Equity Interests of the Lead Borrower, (B) a pledge of all the issued and outstanding Equity Interests of any Domestic Person (other than any Qualified CFC Holding Company directly owned by Holdings or any a U.S. Borrower and any Subsidiary listed on Schedule 1.01A) owned on the Closing Date directly by Holdings or any U.S. Borrower and (C) a pledge of 100% of the issued and outstanding non-voting Equity Interests and 65% of the issued and outstanding voting Equity Interests of each (1) Foreign Person directly owned by Holdings or any U.S. Borrower and (2) each Qualified CFC Holding Company directly owned by Holdings or any U.S. Borrower (other than Subsidiaries listed on Schedule 1.01A) and (ii) the Collateral Agent (or a bailee on behalf of the Collateral Agent) shall have received all certificates or other instruments (if any) representing such pledged Equity Interests referred to in clause (i) above, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(d) (i) subject to the Intercreditor Agreement, any Indebtedness that is owing to any Loan Party in excess of $2.5 million (other than (A) intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Borrowers and the Subsidiaries or (B) to the extent that a pledge of such promissory note or instrument would violate applicable law) that is evidenced by a promissory note or an instrument shall have been pledged pursuant to the U.S. Collateral Agreement or the U.K. Security Agreement (or other applicable Security Document as reasonably required by the Collateral Agent (acting at the written direction of Required Lenders)), and (ii) the Collateral Agent (or a bailee on behalf of the Collateral Agent) shall have received all such promissory notes or instruments, together with note powers or other instruments of transfer with respect thereto endorsed in blank (to the extent required in the relevant jurisdiction in order to perfect such security interest);

(e) (i) in the case of any Person acquired or formed after the Closing Date that is a Domestic Subsidiary of Holdings (including, for the avoidance of doubt, (x) any Person that was an Immaterial Subsidiary and subsequently ceases to be an Immaterial Subsidiary pursuant to the definition thereof and (y) with any Subsidiary Redesignation resulting in an Unrestricted Subsidiary becoming a Subsidiary being deemed to constitute the acquisition of a Subsidiary), the Administrative Agent shall have received a joinder of such Person to this Agreement, in substantially the form of Exhibit I to this Agreement and a supplement to the U.S. Collateral Agreement, substantially in the form specified therein, duly executed and delivered on behalf of such Domestic Subsidiary and (ii) in the case of any Person organized under the laws of England and Wales that becomes a Subsidiary after the Closing Date (including, for the avoidance of doubt, (x) any Person that was an Immaterial Subsidiary and subsequently ceases to be an Immaterial Subsidiary pursuant to the definition thereof and (y) with any Subsidiary Redesignation resulting in an Unrestricted Subsidiary becoming a Subsidiary being deemed to constitute the acquisition of a Subsidiary), the Administrative Agent shall have received a joinder of such Person to this Agreement, substantially in the form of Exhibit I to this Agreement, and a supplement to the U.K. Security Agreement, in form and substance reasonably satisfactory to the Administrative Agent, and, in each case of clauses (i) and (ii) above, such other documents, including, but not limited to, legal opinions (in respect of Domestic Subsidiaries only) and secretary’s certificates reasonably requested by the Administrative Agent (to the extent applicable in the relevant jurisdiction);

(f) in the case of any Foreign Person that becomes directly owned by Holdings or a U.S. Borrower after the Closing Date, subject to the limitations set forth in the proviso in paragraph (g) below and in Section 5.10(g), the Collateral Agent shall have received, as promptly as practicable following such event, a Foreign Pledge Agreement, duly executed and delivered on behalf of such Foreign Person and the direct parent company of such Foreign Person;

(g) after the Closing Date, subject to the limitations set forth in Section 5.10(g) and (h) (i) all the outstanding Equity Interests of (A) any Person that becomes a U.S. Borrower after the Closing Date and (B) all the Equity Interests that are acquired by Holdings or any U.S. Borrower after the Closing Date shall have been pledged pursuant to the U.S. Collateral Agreement or a Foreign Pledge Agreement; provided, that in no event shall more than 100% of the issued and outstanding non-voting Equity Interests and 65% of the issued and outstanding voting Equity Interests of (1) any Foreign Person directly owned by Holdings or a U.S. Borrower or (2) any Qualified CFC Holding Company directly owned by Holdings or a U.S. Borrower be pledged to secure the Obligations, and in no event shall any of the issued and outstanding Equity Interests of (x) any Foreign Subsidiary that is not directly owned by Holdings or a U.S. Borrower or (y) any Qualified CFC Holding Company that is not directly owned by Holdings or a U.S. Borrower be pledged to secure the Obligations, and (ii) subject to the Intercreditor Agreement, to the extent necessary or advisable for perfection (or the priority thereof) in the relevant jurisdiction, the Collateral Agent (or a bailee on behalf of the Collateral Agent) shall have received all certificates or other instruments (if any) representing such Equity Interests, together with stock powers or other instruments of transfer with respect thereto endorsed in blank;

(h) except as otherwise contemplated by any Security Document, all documents and instruments, including Uniform Commercial Code financing statements (or equivalent filings under the laws of England and Wales) and intellectual property security agreements, or actions required by law or reasonably requested by the Collateral Agent (acting at the written direction of Required Lenders) to be delivered, filed, registered, recorded or taken to create the Liens intended to be created by the Security Documents (in each case, including any supplements thereto) and perfect such Liens to the extent required by, and with the priority required by, the Security Documents, shall have been filed, registered or recorded or arrangements shall have been made by the Lead Borrower for filing, registration or the recording concurrently with, or promptly following, the execution and delivery of each such Security Document;

(i) on or prior to the Closing Date (or such later date as determined by the Collateral Agent acting at the written direction of the Required Lenders), the Collateral Agent shall have received evidence of the insurance required by the terms of this Agreement and the Mortgages (if any);

(j) except as otherwise contemplated by any Security Document, each Loan Party shall have obtained all consents and approvals required to be obtained by it in connection with (i) the execution and delivery of all Security Documents (or supplements thereto) to which it is a party and the granting by it of the Liens thereunder and (ii) the performance of its obligations thereunder;

(k) within thirty (30) days (as such period may be extended in the Administrative Agent’s sole discretion) after the Closing Date, the Lead Borrower shall, and shall cause, as applicable, the other U.S. Borrowers, to use commercially reasonable efforts to enter into Collateral Access Agreements in favor of the Administrative Agent, in form and substance acceptable to the Administrative Agent, with respect to the distribution center located in Hoffman Estates, Illinois;

(l) (i) with respect to Deposit Accounts and Investment Accounts existing on the Closing Date or opened prior to the date that is forty-five (45) days prior to June 30, 2019, on or prior to June 30, 2019 (or such longer time period agreed by the Administrative Agent in its reasonable discretion), and (ii) in the case of any Deposit Account or Investment Account opened or acquired on or after the date that is forty-five (45) days prior to June 30, 2019 or owned by any Person that becomes a Loan Party on or after the date that is forty- five (45) days prior to June 30, 2019, within forty-five (45) days following such opening or acquisition (or such longer time period as agreed by the Administrative Agent in its reasonable discretion), each applicable Loan Party shall enter into Control Arrangements over each such Deposit Account or Investment Account maintained by such Loan Party, other than, in each case, Excluded Accounts; and

(m) after the Closing Date, the Collateral Agent shall have received (i) such other Security Documents (including Additional Mortgages) as may be required to be delivered pursuant to Section 5.10, and (ii) upon reasonable request by the Collateral Agent, evidence of compliance with any other requirements of Section 5.10.

“Commitment Fee” shall have the meaning assigned to such term in Section 2.10(a).

“Commitments” shall mean, with respect to each Lender, the commitment of such Lender to make Loans pursuant to Section 2.01 and/or Section 2.03(b), as such commitments may be (a) reduced from time to time pursuant to Section 2.07, (b) reduced or increased from time to time pursuant to assignments by or to such Lender under Section 9.04 or (c) established or increased from time to time pursuant to Section 2.23 in connection with an Incremental Revolving Facility. The amount of each Lender’s Commitment is set forth on Schedule 2.01, or in the Assignment and Acceptance pursuant to which such Lender shall have assumed its Commitment, as applicable. The aggregate amount of all Commitments on the Closing Date is $75,000,000.

“Conduit Lender” shall mean any special purpose corporation organized and administered by any Lender for the purpose of making Loans otherwise required to be made by such Lender and designated by such Lender in a written instrument; provided, that the designation by any Lender of a Conduit Lender shall not relieve the designating Lender of any of its obligations to fund a Loan under this Agreement if, for any reason, its Conduit Lender fails to fund any such Loan, and the designating Lender (and not the Conduit Lender) shall have the sole right and responsibility to deliver all consents and waivers required or requested under this Agreement with respect to its Conduit Lender; provided, further, that no Conduit Lender shall (a) be entitled to receive any greater amount pursuant to Section 2.13, 2.14, 2.15 or 9.05 than the designating Lender would have been entitled to receive in respect of the extensions of credit made by such Conduit Lender or (b) be deemed to have any Commitment.

“Confirmation Order” shall have the meaning assigned to such term in the Recitals.

“Consolidated Fixed Charge Coverage Ratio” shall mean, with respect to any Test Period, the ratio of (a) (i) EBITDA for such Test Period minus (ii) unfinanced Capital Expenditures for such Test Period minus (iii) cash payments of Taxes by the Lead Borrower and the Subsidiaries for such Test Period to (b) Consolidated Fixed Charges for such Test Period, in each case, calculated on a Pro Forma Basis.

“Consolidated Fixed Charges” shall mean, with respect to the Lead Borrower and the Subsidiaries on a consolidated basis for any period, the sum, without duplication, of:

(i) all scheduled principal payments of Indebtedness for borrowed money made during such period (including any scheduled principal payments in respect of the Holdings Intercompany Note), excluding, for the avoidance of doubt, all voluntary and mandatory prepayments of Indebtedness; plus

(ii) all cash payments constituting Interest Expense relating to debt for borrowed money (and to the extent not included in Interest Expense, all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock (including the Holdings Preferred Units) or Disqualified Stock) of the Lead Borrower and the Subsidiaries made during such period (net of interest income of the Lead Borrower and the Subsidiaries for such period).

“Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the Net Income of such Person and its subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication,

(i) any net after tax extraordinary, nonrecurring or unusual gains or losses or income or expense or charge (less all fees and expenses relating thereto) including any severance, relocation or other restructuring expenses, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternative uses, fees, expenses or charges relating to new product lines, plant shutdown costs, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, acquisition integration costs, facilities opening costs, and expenses or charges related to any offering of Equity Interests or debt securities of Holdings or any Parent Entity, any Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), in each case, shall be excluded;

(ii) any net after tax income or loss from abandoned, closed or discontinued operations and any net after tax gain or loss on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(iii) any net after tax gain or loss (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Lead Borrower) shall be excluded;

(iv) any net after tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Swap Agreements or other derivative instruments resulting from fair-value accounting required by the applicable standards under GAAP shall be excluded;

(v) (A) the equity interest in the Net Income for such period of any Person that is not a subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a subsidiary thereof in respect of such period and (B) the Net Income for such period shall include any ordinary course dividend, distribution or other payment in cash received from any Person in excess of the amounts included in clause (A);

(vi) Consolidated Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(vii) effects of purchase accounting adjustments and/or fresh-start accounting adjustments (including the effects of such adjustments pushed down to such Person and its subsidiaries) in component amounts required or permitted by GAAP, resulting from the application of purchase accounting in relation to any acquisition consummated after the Closing Date or fresh-start accounting in relation to the Cases, as applicable, or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(viii) any non-cash impairment charges or asset write-offs, in each case pursuant to GAAP, and the amortization of intangibles, including key money amortization, arising pursuant to GAAP shall be excluded;

(ix) any non-cash expenses realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(x) expenses associated with additional accruals and reserves that were established or adjusted within twelve months after the Closing Date and that are so required to be established or adjusted in accordance with GAAP or as a result of adoption or modification of accounting policies shall be excluded;

(xi) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standards under GAAP and related interpretations shall be excluded;

(xii) to the extent otherwise included in Consolidated Net Income any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from Swap Agreements for currency exchange risk, shall be excluded;

(xiii) (i) the non-cash portion of “straight-line” rent expense shall be excluded, (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included, (iii) the non-cash amortization of tenant allowances shall be excluded and (iv) cash received from landlords for tenant allowances shall be included;

(xiv) an amount equal to the amount of any Restricted Payments actually made to any parent or equity holder of such Person in respect of such period in accordance with Section 6.05 shall be included as though such amounts had been paid as income taxes directly by such Person for such period; and

(xv) any (a) one-time non-cash compensation charges, (b) costs and expenses after the Closing Date related to employment of terminated employees (including but not limited to change of control payments, “gross up” payments under Code Sections 280G and 4999 and the acceleration of options) or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Closing Date of officers, directors and employees, in each case of such Person or any of its Subsidiaries, shall be excluded.

“Consolidated Total Assets” shall mean, as of any date, the total assets of the Lead Borrower and the consolidated Subsidiaries, determined in accordance with GAAP, as set forth on the consolidated balance sheet of the Lead Borrower as of such date.

“Contingent Value Rights Agreement” shall mean that certain Contingent Value Rights Agreement dated October 12, 2018 (as amended, supplemented or otherwise modified from time to time) by and among Holdings, Oaktree Capital Management L.P., a Delaware limited partnership, as initial representative, American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as rights agent and the other debtors signatory thereto.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Control Arrangement” means a (i) control agreement, (ii) in relation to the U.K. Borrowers party to the U.K. Security Agreement, equivalent arrangements to a control agreement under the U.K. Security Agreement or (iii) a similar agreement or arrangement under applicable law, in form and substance satisfactory to the Administrative Agent, executed and delivered by Lead Borrower or one of its Subsidiaries, the Collateral Agent, and the applicable securities intermediary (with respect to a securities account) or bank (with respect to a deposit account).

“Controlled Deposit Account” shall mean (i) each deposit account (including all funds on deposit therein) that is the subject of an effective Control Arrangement; and (ii) in relation to the U.K. Borrowers party to the U.K. Security Agreement the meaning giving to the term “Account” in the U.K. Security Agreement (other than a “Blocked Account” as defined in the U.K. Security Agreement).

“Controlled Securities Account” shall mean each securities account or commodity account (including all financial assets held therein and all certificates and instruments, if any, representing or evidencing such financial assets) that is the subject of an effective Control Arrangement.

“Covenant Trigger Period” shall mean any period (a) commencing on the date upon which Excess Global Availability is less than the greater of (x) 10.0% of the Global Line Cap as then in effect and (y) 10.0% of the Commitments as then in effect and (b) ending on the date upon which Excess Global Availability shall have been greater than or equal to the greater of (x) 10.0% of the Global Line Cap as then in effect and (y) 10.0% of the Commitments as then in effect for a period of twenty (20) consecutive calendar days; provided that the amounts calculated pursuant to clauses (a)(y) and (b)(y) above shall in no case be less than $5,000,000.

“Credit Card Agreements” shall mean all agreements or notices, each in form and substance reasonably satisfactory to the Administrative Agent (at the direction of the Required Lenders), now or hereafter entered into by any Loan Party with any credit card issuer or any credit card processor, as the same may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, each in form and substance reasonably satisfactory to the Administrative Agent (at the direction of the Required Lenders).

“Credit Card Receivables” shall mean, collectively all present and future rights of Loan Parties to payment from (a) any major credit card issuer or major credit card processor arising from sales of goods or rendition of services to customers who have purchased such goods or services using a credit or debit card and (b) any major credit card issuer or major credit card processor in connection with the sale or transfer of Accounts arising pursuant to the sale of goods or rendition of services to customers who have purchased such goods or services using a credit card or a debit card, including, but not limited to, all amounts at any time due or to become due from any major credit card issuer or major credit card processor pursuant to a Credit Card Agreement or otherwise.

“Credit Event” shall have the meaning assigned to such term in Article IV.

“CTA” shall mean the United Kingdom Corporation Tax Act 2009.

“Debtor Relief Laws” shall mean the Bankruptcy Code, the United Kingdom Insolvency Act of 1986, the EU Regulation 1346/2000, the United Kingdom Companies Act 2006 and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, the laws of England and Wales or other applicable jurisdictions from time to time in effect.

“Default” shall mean any event or condition which, but for the giving of notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” shall mean, subject to Section 2.19, any Lender that (a) has (i) failed to fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Lead Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, (ii) failed to pay to the Administrative Agent, any Issuing Bank or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two Business Days of the date when due, or (iii) become the subject of a Bail-In Action, (b) has failed to otherwise comply, or has notified the Lead Borrower, the Administrative Agent, any Issuing Bank or the Swingline Lender in writing that it does not intend to comply, with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Lead Borrower, to confirm in writing to the Administrative Agent and the Lead Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Lead Borrower) or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief

Law, (ii) had publicly appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.19) upon delivery of written notice of such determination to the Lead Borrower, each Issuing Bank and such Lender.

“Delegate” shall mean any delegate, custodian, nominee, agent, attorney or co-trustee appointed by the Collateral Agent pursuant to and in accordance with the terms of the U.K. Security Trust Deed, the U.K. Security Documents or this Agreement.

“Deposit Account” shall have the meaning assigned to such term in the Uniform Commercial Code, and shall include the meaning giving to the term “Account” in the U.K. Security Agreement.

“Designated Hedging Reserve” shall mean, as of any date, such reserves as the Administrative Agent determines in its Permitted Discretion to reflect (and in no event to exceed) the then aggregate outstanding mark- to-market (“MTM”) exposure owed by the relevant Loan Parties to all Qualified Counterparties under all Swap Agreements. Such exposure shall be the sum of the positive aggregate MTM values to each Qualified Counterparty of all Swap Agreements with such Qualified Counterparty outstanding at the time of the relevant calculation. The aggregate MTM value to a Qualified Counterparty of all Swap Agreements with such Qualified Counterparty shall be calculated (1) on a net basis by taking into account the netting provision contained in the ISDA Master Agreement (or other similar agreement) with such Qualified Counterparty and (2) if applicable, by taking into account any master netting agreement or arrangement in place among such Qualified Counterparty, any Subsidiary or Affiliate thereof that is also party to a Swap Agreement and the relevant Loan Party, in which case the positive aggregate MTM value of all relevant Swap Agreements to such Qualified Counterparty and such Subsidiaries or Affiliates who are parties to such master netting agreements shall be calculated in respect of all of the relevant Swap Agreements on a net basis across all such Swap Agreements; provided that the Lead Borrower, upon request, provides to the Administrative Agent a copy of the master netting agreement. In calculating the positive aggregate MTM value to a Qualified Counterparty, the value of collateral (other than any Collateral) posted to such Qualified Counterparty in respect of such Swap Agreements shall be taken into account, such that the value of such collateral shall reduce the MTM value of such Swap Agreements that is out-of-the-money to the relevant Loan Party by an amount equal to (i) the amount of cash collateral or (ii) the value of non-cash collateral with such value as determined by the relevant Qualified Counterparty or the relevant valuation agent in accordance with the relevant credit support annex or other collateral agreement (for the avoidance of doubt, taking into account any haircut provision applicable to such noncash collateral), provided that the Lead Borrower shall provide any supporting documentation for such value as may be reasonably requested by the Administrative Agent. For the avoidance of doubt, if the MTM value of all Swap Agreements with a Qualified Counterparty is a negative amount to such Qualified Counterparty (i.e., if all such Swap Agreements with such Qualified Counterparty are in-the-money to the relevant Loan Party on a net basis), such MTM value shall be treated as zero in calculating the amount of the Designated Hedging Reserves. The MTM value of a Swap Agreement for this purpose shall be calculated and provided to the Administrative Agent, the relevant Loan Party and the Lead Borrower together with the supporting calculations therefor promptly (but in any case not later than three Business Days) following (x) the last calendar day of each calendar month and (y) such other date on which a request was made by the Administrative Agent, the relevant Loan Party or Borrower, as applicable, for such MTM value, which shall be used by the Administrative Agent in calculating the relevant portion of the Designated Hedging Reserves. If a Qualified Counterparty fails to provide the MTM value of a Swap Agreement within the relevant timeframe specified above, then the Administrative Agent (I) shall give the Lead Borrower notice thereof within three Business Days from the date such Qualified Counterparty was required to provide such MTM value and (II) shall provide, upon receiving from the Lead Borrower or the relevant Loan Party all of the information reasonably determined by the Administrative Agent as being necessary to determine the MTM value of the relevant Swap Agreement, a proposed MTM value of the relevant Swap Agreement within such three Business Day period. If the Lead Borrower does not notify the Administrative Agent within three Business Days from receipt thereof that it does not agree with such MTM value, then the Administrative Agent shall use such MTM value in calculating the relevant portion of the Designated Hedging Reserves.

“Dilution Factors” shall mean, without duplication, with respect to any period, the aggregate amount of all deductions, credit memos, discounts, returns, adjustments, allowances, bad debt write-offs and other non- cash credits (including all volume discounts, trade discounts and rebates) that are recorded to reduce Accounts of the Borrowers in a manner consistent with current and historical accounting practices of the Borrowers.

“Dilution Ratio” shall mean, at any time, the amount (expressed as a percentage) equal to (1) the aggregate amount of the applicable Dilution Factors in respect of the Accounts of the Borrowers for the most recently ended twelve (12) fiscal month period divided by (2) total gross sales of the Borrowers for such most recently ended twelve (12) fiscal month period; provided that (a) at any time the Dilution Ratio is calculated to be 5% or less, such Dilution Ratio will be deemed to be zero and (b) at any time the Dilution Ratio is calculated to be greater than 5%, such Dilution Ratio shall be limited to the actual incremental percentage above 5%.

“Dilution Reserve” shall mean, at any date, the product of (1) the applicable Dilution Ratio at such time multiplied by (2) the aggregate amount of Eligible Concession Accounts, Eligible Credit Card Accounts, Eligible Royalty Accounts and Eligible Wholesale Accounts, taken together, at such time.

“Disinterested Director” shall mean, with respect to any Person and transaction, a member of the Board of Directors of such Person who does not have any material direct or indirect financial interest in or with respect to such transaction.

“Disqualified Stock” shall mean, with respect to any Person, any Equity Interests of such Person that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends in cash or (d) either mandatorily or at the option of the holders thereof, is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Stock, in each case, prior to the date that is ninety-one (91) days after the earlier of (x) the Final Maturity Date and (y) the date on which the Loans and all other Obligations that are accrued and payable are repaid in full and the Commitments are terminated; provided, however, that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Equity Interests are issued to any employee or to any plan for the benefit of employees of the Lead Borrower or the Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Stock solely because they may be required to be repurchased by a Borrower in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock. Notwithstanding anything to the contrary in this Agreement, the Holdings Preferred Units shall not be considered Disqualified Stock under this Agreement.

“Dollar Equivalent” shall mean, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any currency other than Dollars, the equivalent amount thereof in Dollars as determined by the Administrative Agent at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date or other applicable date of determination) for the purchase of Dollars with such currency.

“Dollars” or “$” shall mean lawful money of the United States.

“Domestic Person” shall mean any corporation, partnership, association or other business entity that is incorporated or organized under the laws of the United States, any state thereof or the District of Columbia.

“Domestic Subsidiary” shall mean any Subsidiary that is not a Foreign Subsidiary, a Qualified CFC Holding Company or a Subsidiary listed on Schedule 1.01A.

“EBITDA” shall mean, with respect to the Lead Borrower and its Wholly Owned Subsidiaries on a consolidated basis for any period, the Consolidated Net Income of the Lead Borrower and its Wholly Owned Subsidiaries for such period plus (a) the sum of (in each case without duplication and to the extent the respective amounts described in subclauses (i) through (xi) of this clause (a) reduced such Consolidated Net Income (and were not excluded therefrom) for the respective period for which EBITDA is being determined):

(i) provision for Taxes based on income, profits or capital of the Lead Borrower and its Wholly Owned Subsidiaries for such period, including, state, franchise and similar Taxes and foreign withholding Taxes (including any penalties and interest related to such Taxes or arising from Tax examinations),

(ii) Interest Expense (and to the extent not included in Interest Expense, (x) all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock (including the Holdings Preferred Units) or Disqualified Stock and (y) costs of surety bonds in connection with financing activities) of the Lead Borrower and its Wholly Owned Subsidiaries for such period (net of interest income of the Lead Borrower and its Wholly Owned Subsidiaries for such period),

(iii) depreciation and amortization expenses of the Lead Borrower and its Wholly Owned Subsidiaries for such period including the amortization of intangible assets, key money expense, deferred financing fees and capitalized software expenditures and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits,

(iv) any expenses or charges (other than depreciation or amortization expense as described in the preceding clause (iii)) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including (x) such fees, expenses or charges related to the Obligations and (y) any amendment or other modification of the Obligations or other Indebtedness,

(v) restructuring charges or reserves,

(vi) any other non-cash charges; provided, that, for purposes of this clause (vi), any non-cash charges or losses shall be treated as cash charges or losses in any subsequent period during which cash disbursements attributable thereto are made (but excluding, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period and any other item specifically identified in the definition of “Consolidated Net Income” or in this definition of “EBITDA”),

(vii) any cash or non-cash expenses related to a financial restructuring or the Cases (including but not limited to legal, consulting and advisory fees),

(viii) fees and expenses paid in connection with the Transactions and/or any Emergence Transaction,

(ix) any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Lead Borrower or other Borrower,

(x) non-cash stock compensation expense including GAAP charges associated with any long-term incentive plan now in effect or later established, and

(xi) any non-cash charges associated with any income or loss from disposed, abandoned, discontinued operations or store closures to the extent not already captured in clause (a)(ii) of the definition of “Consolidated Net Income”, minus (b) the sum of (without duplication and to the extent the amounts described in this clause (b) increased such Consolidated Net Income for the respective period for which EBITDA is being determined) non-cash items increasing Consolidated Net Income of the Lead Borrower and its Wholly Owned Subsidiaries for such period (but excluding any such items (A) in respect of which cash was received in a prior period or will be received in a future period or (B) which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period); provided; that EBITDA for the fiscal quarter ended (a) February 3, 2018 shall be $86.8 million, (b) May 5, 2018 shall be $41.9 million, (c) August 4, 2018 shall be $54.2 million and (d) November 3, 2018 shall be $40.4 million.

“Economic Sanctions Laws” shall mean those laws, executive orders, enabling legislation or regulations administered and enforced by the United States, United Kingdom or other Governmental Authority pursuant to which Sanctions have been imposed on any Person, entity, organization, country or regime, including the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Iran Sanctions Act, the Sudan Accountability and Divestment Act.

“EEA Financial Institution” shall mean (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” shall mean any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Concession Accounts” shall mean all of the Accounts (net of fees) of the Borrowers arising in the ordinary course of business from arrangements under which goods or services of third parties are sold or performed in the Borrowers’ retail stores or e-commerce sites, which have been earned by performance, that are not excluded as ineligible by virtue of one or more of the criteria set forth below and are reflected in the most recent Borrowing Base Certificate delivered by the Lead Borrower to the Administrative Agent. Eligible Concession Accounts shall not include any of the following Accounts:

(a) Any Account that does not arise from concession arrangements of such Borrower in the ordinary course of business;

(b) Any Account upon which such Borrower’s right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever or as to which such Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process;

(c) Any Account to the extent that any credit or any defense, counterclaim, setoff or dispute is asserted as to such Account;

(d) Any Account that is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account;

(e) Only to the extent a Borrower invoices an Account Debtor as part of its billing practice, any Account with respect to which an invoice, reasonably acceptable to the Administrative Agent, in form and substance, has not been sent to the applicable Account Debtor (it being understood and agreed that the form of invoice provided to the Administrative Agent prior to the Closing Date is so acceptable);

(f) Any Account that (i) is not owned by such Borrower or (ii) is subject to any right, claim, security interest or other interest of any other Person, other than those (x) Liens expressly permitted under Section 6.02(a) and (b) and (y) Qualified Liens;

(g) Any Account that arises from a contract with any director, officer, other employee or Affiliate of any Borrower, or to any entity that has any common officer with any Borrower;

(h) Any Account that is the obligation of an Account Debtor that is the United States government or a political subdivision thereof, or any state, county or municipality or department, agency or instrumentality thereof unless Administrative Agent, in its sole discretion, has agreed to the contrary in writing and such Borrower, if necessary or desirable, has complied with respect to such obligation with the Federal Assignment of Claims Act of 1940, or any applicable state, county or municipal law restricting the assignment thereof with respect to such obligation;

(i) Any Account to the extent a Borrower is liable for goods sold or services rendered by the applicable Account Debtor to such Borrower or any Subsidiary thereof but only to the extent of the potential offset;

(j) Any Account that is in default; provided, that, without limiting the generality of the foregoing, an Account shall be deemed in default upon the occurrence of any of the following:

(i) the Account is not paid within the earlier of: 60 days following its due date or 90 days following its original invoice date; or

(ii) the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors or fails to pay its debts generally as they come due; or

(k) a petition is filed by or against any Account Debtor obligated upon such Account under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors;

(l) Any Account that is the obligation of an Account Debtor if 50% or more of all Accounts owing by that Account Debtor are ineligible under the other criteria set forth in this definition;

(m) Any Account as to which the Collateral Agent’s Lien thereon, on behalf of itself and the other Secured Parties, is not a first priority perfected Lien;

(n) Any Account as to which any of the representations or warranties in the Loan Documents are untrue;

(o) Any Account to the extent such Account is evidenced by a judgment, Instrument or Chattel Paper (each as defined by the Uniform Commercial Code); or

(p) Any Account that is payable in any currency other than Dollars, or with respect to the U.K. Borrowing Base, Pounds Sterling, Euros, Canadian Dollars or Swiss Francs.

“Eligible Concession Inventory” shall mean Inventory that is located on premises owned, leased, operated or otherwise occupied by (a) CVS Pharmacy, Inc. (or its Affiliates), Giant Eagle, Inc. (or its Affiliates), Hy-Vee, Inc. (or its Affiliates), Wal-Mart (or its Affiliates), UPIM (or its Affiliates), Toy Centre (or its Affiliates), Prenatal (or its Affiliates), BLU Kids (or its Affiliates), COIN (or its Affiliates) and/or Tesco (or its Affiliates) or (b) upon written notice to the Administrative Agent, any other retailer or other third party seller for purposes of concession sales and subject to a requirement that such retailer or third party seller pay the applicable Loan Party upon the sale of such Inventory within not more than 35 days of the sale of such Inventory.

“Eligible Credit Card Accounts” shall mean all of the Credit Card Receivables (net of fees) of the Borrowers that arise in the ordinary course of business, which have been earned by performance, that are not excluded as ineligible by virtue of one or more of the criteria set forth below and reflected in the most recent Borrowing Base Certificate delivered by the Lead Borrower to the Administrative Agent. Eligible Credit Card Accounts shall not include any of the following Credit Card Receivables:

(a) Credit Card Receivables that have been outstanding for more than ten (10) Business Days from the date of sale;

(b) Credit Card Receivables with respect to which a Borrower does not have good, valid and marketable title thereto, free and clear of any Lien (other than those (i) Liens expressly permitted under Section 6.02(a) and (b) and (ii) Qualified Liens);

(c) Credit Card Receivables that are not subject to a first priority perfected Lien in favor of Administrative Agent on behalf of the Secured Parties;

(d) Credit Card Receivables which are disputed, or with respect to which a claim, counterclaim, offset or chargeback has been asserted, by the related credit card processor (but only to the extent of such dispute, counterclaim, offset or chargeback); or

(e) Credit Card Receivables which the credit card processor has the right under certain circumstances to require the Borrowers to repurchase such Accounts from such credit card processor.

“Eligible In Transit Inventory” shall mean finished goods Inventory owned by a Borrower which is in transit to such Borrower’s owned or leased location in the contiguous United States and/or England and Wales from a location of a vendor with a freight carrier or shipping company which is not an Affiliate of any Loan Party or the vendor and which Inventory is not excluded as ineligible by virtue of one or more of the criteria set forth below and reflected in the most recent Borrowing Base Certificate delivered by the Lead Borrower to the Administrative Agent. Eligible In Transit Inventory shall not include any of the following Inventory:

(a) Inventory (i) that has not been identified in a contract of sale between a vendor and a Borrower, and (ii) Inventory in respect of which such vendor has or maintains rights to reclaim, divert the shipment of, reroute, repossess, stop delivery of such Inventory (whether under applicable law or pursuant to effective documents of title or otherwise unless (x) reserves reasonably satisfactory to the Administrative Agent have been established with respect thereto or (y) a reasonably satisfactory waiver of such rights by vendor has been delivered to the Administrative Agent); or

(b) Inventory not otherwise deemed to be “Eligible Inventory” (other than failure to comply with clauses (b) and (c) thereof).

“Eligible Inventory” shall mean, all of the Inventory owned by a Borrower that is not excluded as ineligible by virtue of one or more of the criteria set forth below and reflected in the most recent Borrowing Base Certificate delivered by the Lead Borrower to the Administrative Agent. Eligible Inventory shall not include any of the following Inventory:

(a) Inventory that is not owned by such Borrower free and clear of all Liens and rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure such Borrower’s performance with respect to that Inventory), except for (x) those Liens expressly permitted under Section 6.02(a) and (b) and (y) Qualified Liens;

(b) Inventory that is not located on premises owned, leased or rented (including warehouse storage space) by such Borrower other than as set forth in clause (c) below; provided, however, that this clause (b) shall not disqualify Eligible Concession Inventory;

(c) Inventory that is in transit, except for (x) Inventory in transit from (i) an owned or leased location of the Borrowers to another owned or leased location of the Borrowers, or a franchisee of the Borrowers, in the United States and/or England and Wales or (ii) a location of the Loan Parties to another location of the Loan Parties, in Canada, in each case, as to which Collateral Agent’s Liens have been perfected at origin and destination and (y) Eligible In Transit Inventory;

(d) Inventory that is covered by a negotiable document of title, unless such original document has been delivered to the Administrative Agent with all necessary endorsements, free and clear of all Liens except those Liens expressly permitted under Section 6.02(a) and (b) and Qualified Liens;

(e) Inventory that is used (other than trade-ins and returns described in clause (g) below) excess, obsolete, unsaleable, shopworn, seconds, samples, damaged, unfit for sale, imperfects, or designed or held for destruction;

(f) Inventory that consists of display items or packing or shipping materials, manufacturing supplies, raw materials, parts, subassemblies, work-in-process, tooling, replacement parts (excluding from the foregoing, however, readily saleable components) or other unfinished Inventory;

(g) Inventory that consists of goods which have been returned by the buyer (other than trade-ins which are undamaged and fit for immediate sale in the ordinary course of business and other than returns that have been restocked and can be resold as new);

(h) Inventory that is not of a type held for sale in the ordinary course of such Borrower’s business;

(i) Inventory that is not subject to a first-priority lien in favor of the Collateral Agent on behalf of itself and the Secured Parties;

(j) Inventory as to which any of the representations or warranties pertaining to it set forth in the Loan Documents is untrue;

(k) Inventory that that consists of Hazardous Materials or goods that can be transported or sold only with licenses that are not readily available;

(l) Inventory that is not covered by casualty insurance reasonably acceptable to the Administrative Agent;

(m) Inventory (i) subject to any licensing, trademark, trade name or copyright agreements with any third parties which would require any consent of any third party for the sale or disposition of that Inventory (which consent has not been obtained), (ii) subject to the payment of any monies to any third party upon such sale or disposition unless reserves reasonably satisfactory to the Administrative Agent have been established with respect thereto or (iii) which may not be sold without violation or infringement of the intellectual property rights of third parties; or

(n) (i) Inventory located outside the United States, in the case of the U.S. Borrowing Base, except for Eligible In Transit Inventory, and (ii) Inventory located outside of England and Wales, in the case of the U.K. Borrowing Base, except for Eligible In Transit Inventory.

“Eligible Royalty Accounts” shall mean all of the Accounts (net of fees) of the Borrowers arising in the ordinary course of business from arrangements under which third parties pay royalties, licensing fees or similar fees to a Borrower for the use of Intellectual Property or other proprietary rights of a Borrower, which have been earned by performance, that are not excluded as ineligible by virtue of one or more of the criteria set forth below and are reflected in the most recent Borrowing Base Certificate delivered by the Lead Borrower to the Administrative Agent. Eligible Royalty Accounts shall not include any of the following Accounts:

(a) Any Account (i) upon which such Borrower’s right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever or as to which such Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process;

(b) Any Account to the extent that any credit or any defense, counterclaim, setoff or dispute is asserted as to such Account;

(c) Any Account that is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account;

(d) Any Account with respect to which an invoice, reasonably acceptable to the Administrative Agent in form and substance (it being understood and agreed that the form of invoice provided to the Administrative Agent prior to the Closing Date is so acceptable), has not been sent to the applicable Account Debtor;

(e) Any Account that (i) is not owned by such Borrower or (ii) is subject to any right, claim, security interest or other interest of any other Person, other than those (x) Liens expressly permitted under Section 6.02(a) and (b) and (y) Qualified Liens;

(f) Any Account that arises from a contract with any director, officer, other employee or Affiliate of any Borrower, or to any entity that has any common officer with any Borrower;

(g) Any Account that is the obligation of an Account Debtor that is the United States government or a political subdivision thereof, or any state, county or municipality or department, agency or instrumentality thereof unless Administrative Agent, in its sole discretion, has agreed to the contrary in writing and such Borrower, if necessary or desirable, has complied with respect to such obligation with the Federal Assignment of Claims Act of 1940, or any applicable state, county or municipal law restricting the assignment thereof with respect to such obligation;

(h) Any Account to the extent a Borrower is liable for goods sold or services rendered by the applicable Account Debtor to such Borrower or any Subsidiary thereof but only to the extent of the potential offset;

(i) Any Account that is in default; provided, that, without limiting the generality of the foregoing, an Account shall be deemed in default upon the occurrence of any of the following:

(i) the Account is not paid within the earlier of: 60 days following its due date or 90 days following its original invoice date; or (ii) the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors or fails to pay its debts generally as they come due;

(j) a petition is filed by or against any Account Debtor obligated upon such Account under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors;

(k) Any Account that is the obligation of an Account Debtor if 50% or more of all Accounts owing by that Account Debtor are ineligible under the other criteria set forth in this definition;

(l) Any Account as to which the Collateral Agent’s Lien thereon, on behalf of itself and the other Secured Parties, is not a first priority perfected Lien;

(m) Any Account as to which any of the representations or warranties in the Loan Documents are untrue;

(n) Any account to the extent such Account is evidenced by a judgement, Instrument or Chattel Paper; or

(o) Any Account that is payable in any currency other than Dollars or with respect to the U.K. Borrowing Base, Pounds Sterling, Euros, Canadian Dollars or Swiss Francs.

“Eligible Wholesale Accounts” shall mean all of the Accounts (net of fees) of the Borrowers arising in the ordinary course of business from the sale of the Borrowers’ Inventory at wholesale to Persons (including franchisees of the Borrowers) who intend to resell such Inventory, which have been earned by performance, that are not excluded as ineligible by virtue of one or more of the criteria set forth below and are reflected in the most recent Borrowing Base Certificate delivered by the Lead Borrower to the Administrative Agent. Eligible Wholesale Accounts shall not include any of the following Accounts:

(a) Any Account that does not arise from the sale of Inventory or the performance of services by such Borrower in the ordinary course of business;

(b) Any Account (i) upon which such Borrower’s right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever or (ii) as to which such Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process, or (iii) if the Account represents a progress billing consisting of an invoice for goods sold or used or services rendered pursuant to a contract under which the Account Debtor’s obligation to pay that invoice is subject to such Borrower’s completion of further performance under such contract or is subject to the equitable lien of a surety bond issuer;

(c) Any Account to the extent that any credit or any defense, counterclaim, setoff or dispute is asserted as to such Account;

(d) Any Account that is not a true and correct statement of bona fide indebtedness incurred in the amount of the Account for merchandise sold to or services rendered and accepted by the applicable Account Debtor;

(e) Any Account with respect to which an invoice, reasonably acceptable to the Administrative Agent in form and substance (it being understood and agreed that the form of invoice provided to the Administrative Agent prior to the Closing Date is so acceptable), has not been sent to the applicable Account Debtor;

(f) Any Account that (i) is not owned by such Borrower or (ii) is subject to any right, claim, security interest or other interest of any other Person, other than those (x) Liens expressly permitted under Section 6.02(a) and (b) and (y) Qualified Liens;

(g) Any Account that arises from a sale to any director, officer, other employee or Affiliate of any Borrower, or to any entity that has any common officer with any Borrower;

(h) Any Account that is the obligation of an Account Debtor that is the United States government or a political subdivision thereof, or any state, county or municipality or department, agency or instrumentality thereof unless Administrative Agent, in its sole discretion, has agreed to the contrary in writing and such Borrower, if necessary or desirable, has complied with respect to such obligation with the Federal Assignment of Claims Act of 1940, or any applicable state, county or municipal law restricting the assignment thereof with respect to such obligation;

(i) Any Account that is the obligation of an Account Debtor located in a country other than the United States, or, in the case of a U.K. Borrower, England and Wales, unless payment thereof is assured by a letter of credit in form and substance reasonably acceptable to the Administrative Agent (it being understood and agreed that the letters of credit relating to Eligible Wholesale Accounts included in the Borrowing Base as of the Closing Date are so acceptable) issued in favor of one or more Borrowers;

(j) Any Account to the extent such Borrower or any Subsidiary thereof is liable for goods sold or services rendered by the applicable Account Debtor to such Borrower or any Subsidiary thereof but only to the extent of the potential offset;

(k) Any Account that arises with respect to goods that are delivered on a bill-and-hold, credit hold, cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor is or may be conditional;

(l) Any Account that is in default; provided, that, without limiting the generality of the foregoing, an Account shall be deemed in default upon the occurrence of any of the following:

(i) the Account is not paid within the earlier of: 60 days following its due date or 90 days following its original invoice date; or

(ii) the Account Debtor obligated upon such Account suspends business, makes a general assignment for the benefit of creditors or fails to pay its debts generally as they come due; or

(m) a petition is filed by or against any Account Debtor obligated upon such Account under any bankruptcy law or any other federal, state or foreign (including any provincial) receivership, insolvency relief or other law or laws for the relief of debtors;

(n) Any Account that is the obligation of an Account Debtor if 50% or more of all Accounts owing by that Account Debtor are ineligible under the other criteria set forth in this definition;

(o) Any Account as to which the Collateral Agent’s Lien thereon, on behalf of itself and the other Secured Parties, is not a first priority perfected Lien;

(p) Any Account as to which any of the representations or warranties in the Loan Documents are untrue;

(q) Any Account to the extent such Account is evidenced by a judgment, Instrument or Chattel Paper;

(r) Any Account that is payable in any currency other than Dollars, or with respect to the U.K. Borrowing Base, Pounds Sterling, Euros, Canadian Dollars or Swiss Francs; or

(s) Any Account that is a Credit Card Receivable, regardless of whether any such Account is an Eligible Credit Card Account.

“Embargoed Person” shall mean (i) any country or territory that is the subject of a sanctions program administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom or (ii) any party that (w) is publicly identified on the most current list of “Specially Designated Nationals and Blocked Persons” published by OFAC, (x) is a “designated national” pursuant to OFAC’s Cuban Assets Control Regulations (31 C.F.R. 515.305), (y) resides, is organized or chartered, or has a place of business in a country or territory that is the subject of a sanctions program administered by OFAC, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom or (z) is publicly identified as prohibited from doing business with the United States under the International Emergency Economic Powers Act, the Trading With the Enemy Act, or any other requirement of law.

“Emergence Transactions” shall mean the financing obtained pursuant to the Exit ABL, the Term Loan Credit Agreement and the Holdings LLC Agreement, the consummation of the Closing Date Refinancing (as defined in the Exit ABL, as in effect immediately prior to the consummation of the Transactions), the consummation of the Plan of Reorganization, the issuance by Holdings of the Holdings Preferred Units, the transactions related to the foregoing or arising therefrom, including the Emergence Restructuring Transactions (as defined in the Exit ABL, as in effect immediately prior to the consummation of the Transactions), and the payment of fees, commission and expenses associated therewith.

“Environment” shall mean ambient and indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata, natural resources such as flora and fauna, the workplace or as otherwise defined in any applicable law (including common law), rules, regulations, codes, ordinances, orders, decrees or judgments, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the generation, management, Release or threat of Release, or exposure to, any hazardous material or to occupational health and safety matters (to the extent relating to the environment or Hazardous Materials).

“Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, notices of noncompliance or violation, investigations and/or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law, including, (a) any and all Environmental Claims by governmental or regulatory authorities for enforcement, investigation, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all Environmental Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief arising out of or relating to an alleged injury or threat of injury to human health, safety or the Environment due to the presence of Hazardous Materials, including any Release or threat of Release of any Hazardous Materials.

“Environmental Law” shall mean any federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding guideline and rule of common law, now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the Environment, occupational health or Hazardous Materials.

“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase or otherwise acquire, warrants, options, participations or other equivalents of or interests in (however designated) equity or ownership of such Person, including any preferred stock, any limited or general partnership interest and any limited liability company membership interest, and any securities or other rights or interests convertible into or exchangeable for any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time and any regulations promulgated and the rulings issued thereunder.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Lead Borrower or a Subsidiary, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(b) and (c) of the Code.

“ERISA Event” shall mean (a) any Reportable Event occurs or the requirements of Section 4043(b) of ERISA apply with respect to a Plan; (b) the existence with respect to any Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 302 of ERISA) and, on and after the effectiveness of Title I of the Pension Act, any failure by any Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the incurrence by the Borrowers, a Subsidiary or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan or Multiemployer Plan; (e) the receipt by the Borrowers, a Subsidiary or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan under Section 4042 of ERISA; (f) the incurrence by the Borrowers, a Subsidiary or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (g) the receipt by the Borrowers, a Subsidiary or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Borrowers, a Subsidiary or any ERISA

Affiliate of any notice, concerning the impending imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA (or, after the effectiveness of Title II of the Pension Act, that it is in endangered or critical status, within the meaning of Section 305 of ERISA); (h) the conditions for imposition of a lien under Section 302(f) of ERISA shall have been met with respect to any Plan; (i) on and after the effectiveness of Title I of the Pension Act, a determination that any Plan is, or is expected to be, in “at risk” status (as defined in Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code); or (j) the adoption of an amendment to a Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA.

“EU Bail-In Legislation Schedule” shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Euro” or “€” shall mean the single currency of the Participating Member States.

“Eurocurrency Borrowing” shall mean a Borrowing comprised of Eurocurrency Loans.

“Eurocurrency Loan” shall mean any Loan bearing interest at a rate determined by reference to the Adjusted Eurocurrency Rate in accordance with the provisions of Article II.

“Eurocurrency Rate” shall mean, with respect to any Eurocurrency Borrowing for any Interest Period, the greater of (a) zero, and (b)

(i) in the case of Dollar denominated and Swiss Franc denominated loans, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for Dollars or Swiss Francs, as applicable, for a period equal in length to such Interest Period as displayed on pages LIBOR01 or LIBOR02 of the Reuters screen that displays such rate as of approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period (the “US LIBOR Screen Rate”) (or, (i) in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (ii) if more than one rate is specified on such pages, the rate will be an arithmetic average of all such rates); provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Eurocurrency Rate” for any Dollar denominated Loans shall be the Interpolated Rate; or

(ii) in the case of Euro denominated Loans, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on the appropriate page of the Reuters screen (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion) that displays the Global Rate Set Systems Limited (or the successor interest rate benchmark provider if Global Rate Set Systems Limited is no longer making the applicable interest settlement rate available) rate for deposits in Euros (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period (the “EURIBOR Screen Rate”), determined as of approximately 11:00 a.m. (Brussels time) on the date on which quotations would ordinarily be given by prime banks in the euro interbank market for value on the first day of the related Interest Period for such Eurocurrency Loan, but in any event not earlier than the second Business Day prior to the first day of the related Interest Period (but if more than one rate is specified on such page, the rate will be an arithmetic average of all such rates); provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Eurocurrency Rate” for Euro denominated Loans shall be the Interpolated Rate; or

(iii) in the case of Pounds Sterling denominated Loans, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate that appears on the appropriate page of the Reuters screen (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion) that displays the ICE Benchmark Administration Limited (or the successor interest rate benchmark provider if ICE Benchmark Administration Limited is no longer making the applicable interest settlement rate available) rate for deposits in Pounds Sterling (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period (the “UK LIBOR Screen Rate”), determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period (but if more than one rate is specified on such page, the rate will be an arithmetic average of all such rates); provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Eurocurrency Rate” for any Pounds Sterling denominated Loans shall be the Interpolated Rate; or

(iv) in the case of Canadian Dollar denominated Loans, the rate per annum equal to the Canadian Dealer Offered Rate, or a comparable or successor rate, which rate is approved by the Administrative Agent and the Lead Borrower, on the applicable Reuters screen page (or such other commercially available source providing such quotations of the Canadian Dealer Offered Rate as designated by the Administrative Agent from time to time) (such applicable rate being called the “CDOR Screen Rate” and together with the US LIBOR Screen Rate, the EURIBOR Screen Rate and the UK LIBOR Screen Rate, as applicable, the “Screen Rate”))) at approximately 11:00 a.m., Toronto, Ontario time, two Business Days prior to the commencement of such Interest Period with a term equivalent to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Eurocurrency Rate” for any Canadian Dollar denominated Loans shall be the Interpolated Rate.

“Event of Default” shall have the meaning assigned to such term in Section 7.01.

“Excess Global Availability” shall mean, at any time of determination by the Administrative Agent thereof, the result, if a positive number, of (a) the Global Line Cap, minus (b) the Global Exposure at such time;

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended. “Excluded Accounts” shall have the meaning assigned to such term in Section 5.10(g).

“Excluded Collateral” shall have the meaning assigned to such term in Section 5.10(g).

“Excluded Swap Obligations” shall mean any obligation under any Swap Agreement if and to the extent that all or a portion of the Guarantee pursuant to the U.S. Collateral Agreement, Schedule 9.26 (English Guarantee) of this Agreement or U.K. Security Agreement, as applicable of the relevant Loan Party, or the grant by the relevant Loan Party of a security interest to secure such obligation is or becomes illegal or unlawful under the Commodity Exchange Act, or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the relevant Loan Party’s failure to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the relevant Guarantee pursuant to the U.S. Collateral Agreement, Schedule 9.26 (English Guarantee) of this Agreement or U.K. Security Agreement, as applicable or security interest becomes effective.

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, any Issuing Bank or any other recipient of any payment to be made by or on account of any Obligation of any Loan Party under any Loan Document, (a) any income Taxes imposed on (or measured by) its net income (however denominated or franchise Taxes imposed in lieu of net income Taxes) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or any other jurisdiction (or any political subdivision thereof) as a result of such recipient engaging in a trade or business in such jurisdiction for Tax purposes, (b) any branch profits Tax or any similar Tax that is imposed by any jurisdiction described in clause (a) above, (c) in the case of a Lender making a Loan, (x) except in the case of a Lender that is an assignee pursuant to a request by the Lead Borrower under Section 2.17, any U.S. federal withholding Tax that is in effect and would apply to amounts payable hereunder to or for the account of such Lender at the time such Lender becomes a party to such Loan (or designates a new lending office) except to the extent that such Lender (or its assignor, if any) was entitled, immediately before the designation of a new lending office (or assignment), to receive additional amounts from the applicable Loan Party with respect to any U.S. federal withholding Tax pursuant to Section 2.15(a) or Section 2.15(c) or (y) any withholding Tax that is attributable to such Lender’s failure to comply with Section 2.15(e), Section 2.15(f) or

Section 2.15(g) with respect to such Loan, (d) any U.S. federal withholding Taxes imposed under FATCA, (e) in the case of a Lender making a Loan, United Kingdom income tax deductible at source from interest payable to or for the account of such Lender with respect to an applicable participation in a Loan: (w) if, on the date on which the payment of interest falls due, the payment could have been made to the relevant Lender without a deduction on account of United Kingdom income tax if the Lender had been a Qualifying Lender but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of a Change in Tax Law occurring after the date it became a Lender; or (x) the relevant Lender is a Qualifying Lender solely by virtue of paragraph (a)(ii) of the definition of Qualifying Lender and (A) an officer of HM Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of the ITA which relates to the payment and that Lender has received from the Loan Party making the payment a certified copy of that Direction and the payment could have been made to the Lender without deduction or withholding for any Taxes if that Direction had not been made or (B) the relevant Lender has not given any Tax Confirmation and the payment could have been made to the Lender without deduction or withholding for any Taxes if the Lender had given a Tax Confirmation, on the basis that the Tax Confirmation would have enabled the U.K. Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purposes of Section 930 of the ITA; or (y) if the relevant Lender is a Treaty Lender and the payment could have been made to the Lender without deduction or withholding for any United Kingdom income tax had that Lender complied with its relevant obligations under Section 2.15(e) and (g) (as applicable); or (z) (except in the case of a Lender that is an assignee pursuant to a request by the Lead Borrower under Section 2.17) if such Lender acquired such participation in the Loan by way of an assignment, transfer or sub-participation, except to the extent that, pursuant to Section 2.15, as a result of circumstances existing at the date of the relevant assignment, transfer or sub-participation, amounts with respect to such United Kingdom income tax would have been payable to such Lender’s assignor had such assignment, transfer or change not occurred, (f) any Bank Levy, and (g) any and all present or future stamp or documentary Taxes or any other excise, transfer, sales, property, intangible, mortgage recording, or similar Taxes arising in respect of any assignment, transfer or sub-participation of any Loan Document or any Lender’s right or interest in any Loan Document (other than in respect of any assignment, transfer, sub-participation or designation made pursuant to Section 2.17).

“Exit ABL” shall have the meaning assigned to such term in the Recitals.

“Fair Market Value” shall mean, with respect to any asset or property, the price which could be negotiated in an arms’-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“FATCA” shall mean Sections 1471 through 1474 of the Code (including, for the avoidance of doubt, any agreements entered into pursuant to Section 1471(b)(1) of the Code) as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“FCPA” shall mean the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Federal Funds Rate” shall mean, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, that if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day; provided, that if the Federal Funds Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Fees” shall mean the Commitment Fees, the L/C Participation Fees and the Issuing Bank Fees.

“Final Maturity Date” shall mean the fifth (5th) anniversary of the Closing Date.

“Financial Officer” of any Person shall mean the Chief Financial Officer, principal accounting officer, Treasurer, Assistant Treasurer or Controller (or the equivalents in the relevant jurisdictions) of such Person.

“Flood Insurance Laws” shall mean, collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statue thereto, (iii) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto and (iv) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto.

“Foreign Lender” shall mean any Lender that is not a “United States Person” as defined in Section 7701(a)(30) of the Code.

“Foreign Person” shall mean any corporation, partnership, association or other business entity that is incorporated or organized under the laws of any jurisdiction other than the United States, any state thereof or the District of Columbia.

“Foreign Plan” shall mean any employee benefit plan maintained or contributed to by Holdings or any of its subsidiaries, or with respect to which Holdings or any of its subsidiaries could reasonably be expected to incur liability, contingent or otherwise, primarily to provide pension benefits to employees employed outside the United States.

“Foreign Pledge Agreement” shall mean a pledge agreement with respect to the Pledged Collateral that constitutes Equity Interests of a Foreign Person directly owned by Holdings or any U.S. Borrower (subject to the limitations set forth in the definition of “Collateral and Guarantee Requirement” and in Section 5.10(g)), in form and substance reasonably satisfactory to the Collateral Agent.

“Foreign Subsidiary” shall mean any Subsidiary that is incorporated or organized under the laws of any jurisdiction other than the United States, any state thereof or the District of Columbia.

“Fronting Exposure” shall mean, at any time there is a Defaulting Lender with respect to any Issuing Bank, such Defaulting Lender’s Pro Rata Percentage of Revolving L/C Exposure with respect to Letters of Credit issued by such Issuing Bank other than such Revolving L/C Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or cash collateralized in accordance with the terms hereof.

“GAAP” shall mean generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis, subject to the provisions of Section 1.02; provided; that any reference to the application of GAAP in Sections 3.12(b), 3.17, 5.03, 5.07 and 6.02(e) to a Foreign Subsidiary (and not as a consolidated Subsidiary of the Lead Borrower) shall mean generally accepted accounting principles in effect from time to time in the jurisdiction of organization of such Foreign Subsidiary.

“Gibraltar Collateral” shall mean all the “Secured Assets” as defined in the Gibraltar Security Agreement and all other property (whether real, personal or otherwise) with respect to which any security interests have been granted (or purported to be granted) by CGHL or will be granted in accordance with the requirements set forth in Section 5.10. For the avoidance of doubt, in no event shall Gibraltar Collateral include Excluded Collateral.

“Gibraltar Security Agreement” shall mean that certain Debenture, dated as of the Closing Date, by and between CGHL and the Collateral Agent.

“Gift Card Liabilities” shall mean, at any time, the aggregate remaining balance at such time of outstanding gift certificates and gift cards of the Loan Parties entitling the holder thereof to use all or a portion of the certificate or gift card to pay all or a portion of the purchase price for any Inventory

“Gift Card Liability Reserve” shall mean an amount up to 25% of the Gift Card Liabilities as reflected in the Loan Parties’ books and records, as determined by the Administrative Agent in its Permitted Discretion.

“Global Exposure” shall mean the sum of the U.S. Exposure and the U.K. Exposure.

“Global Line Cap” shall mean the lesser of (a) the Commitment and (b) the sum of (i) the U.S. Borrowing Base plus (ii) the U.K. Borrowing Base.

“GOB Liquidation Sale Event” shall mean a sale of all or substantially all Inventory of a Store conducted by a third-party liquidation firm where the sale price of the Inventory is expected to be set, on average, at less than 75% of the most recent average full list price.

“Governmental Authority” shall mean any federal, state, local or foreign court or governmental agency, authority, instrumentality or regulatory or legislative body.

“Guarantee” of or by any Person (the “guarantor”) shall mean (a) any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation (whether arising by virtue of partnership arrangements, by agreement to keep well, to purchase assets, goods, securities or services, to take or pay or otherwise) or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness or other obligations, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness or other obligation of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part) or (v) as an account party in respect of any letter of credit, bank guarantee or other letter of guaranty issued to support such Indebtedness or other obligation, or (b) any Lien on any assets of the guarantor securing any Indebtedness (or any existing right, contingent or otherwise, of the holder of Indebtedness to be secured by such a Lien) of any other Person, whether or not such Indebtedness or other obligation is assumed by the guarantor; provided, however, the term “Guarantee” shall not include endorsements for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted by this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“guarantor” shall have the meaning assigned to such term in the definition of the term “Guarantee.”

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance regulated under any Environmental Law.

“Holdings” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Holdings Intercompany Note” means the Promissory Note dated as of October 12, 2018 as amended, supplemented or otherwise modified from time to time with the consent of the Required Lenders) issued by the Lead Borrower in favor of Holdings.

“Holdings LLC Agreement” mean the Amended and Restated Limited Liability Company Agreement of Holdings dated as of October 12, 2018 (as amended, supplemented or otherwise modified from time to time).

“Holdings Preferred Units” shall mean the “Series A Preferred Units” of Holdings issued from time to time pursuant to (and as defined in) the Holdings LLC Agreement.

“HSBC” means HSBC Holdings plc or its applicable affiliates.

“Immaterial Subsidiary” shall mean any Subsidiary that (a) for purposes of Section 5.10 and the definition of “Collateral and Guarantee Requirement”, does not own, or license from a third party that is not a Loan Party, intellectual property that is used or useful in the business of Holdings, the Lead Borrower or any other Subsidiary (other than an Immaterial Subsidiary), unless such licensed intellectual property is also licensed or owned by Holdings, the Lead Borrower or any other Subsidiary (other than an Immaterial Subsidiary) and a default by such Subsidiary under the terms of such license (including as a result of its bankruptcy or insolvency) would not terminate such license or ownership as to Holdings, the Lead Borrower or such other Subsidiary, (b) for purposes of Section 5.10 and the definition of “Collateral and Guarantee Requirement”, does not lease any property (including, but not limited to, real property) that is used or useful in the business of Holdings, the Lead Borrower or any other Subsidiary (other than an Immaterial Subsidiary), (c) did not, as of the last day of the fiscal quarter of the Lead Borrower most recently ended, have assets with a value in excess of 2.5% of the Consolidated Total Assets or revenues representing in excess of 2.5% of total revenues of the Lead Borrower and the Subsidiaries on a consolidated basis for the applicable Test Period, and (d) taken together with all Immaterial Subsidiaries as of the last day of the fiscal quarter of the Lead Borrower most recently ended, did not have assets with a value in excess of 5.0% of Consolidated Total Assets or revenues representing in excess of 5.0% of total revenues of the Lead Borrower and the Subsidiaries on a consolidated basis for the applicable Test Period. Each Immaterial Subsidiary as of the Closing Date shall be set forth in Schedule 1.01C.

“Incremental Revolving Commitment” shall mean any commitment made by a Lender to provide all or any portion of any Incremental Revolving Facility or Incremental Revolving Loans.

“Incremental Revolving Facility” shall have the meaning assigned to such term in Section 2.23(a). “Incremental Revolving Facility Agreement” shall mean an amendment to this Agreement that is reasonably satisfactory to the Administrative Agent and the Lead Borrower executed by each of (a) Holdings and the Lead Borrower, (b) the Administrative Agent and (c) each Lender that agrees to provide all or any portion of the Incremental Revolving Facility being incurred pursuant thereto and in accordance with Section 2.23.

“Incremental Revolving Facility Lender” shall mean, with respect to any Incremental Revolving Facility, each Lender or Additional Revolving Lender providing any portion of such Incremental Revolving Facility.

“Incremental Revolving Loans” shall have the meaning assigned to such term in Section 2.23(a).

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services, to the extent the same would be required to be shown as a long-term liability on a balance sheet prepared in accordance with GAAP, (e) all Capital Lease Obligations of such Person, (f) all net payments that such Person would have to make in the event of an early termination, on the date Indebtedness of such Person is being determined, in respect of outstanding Swap Agreements, (g) the principal component of all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and bank guarantees, (h) the principal component of all obligations of such Person in respect of bankers’ acceptances, (i) all Guarantees by such Person of Indebtedness described in clauses (a) to (h) above and (j) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Stock); provided, that Indebtedness shall not include (A) trade payables not overdue by more than 90 days, accrued expenses and intercompany liabilities arising in the ordinary course of business, (B) prepaid or deferred revenue arising in the ordinary course of business, (C) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase prices of an asset to satisfy unperformed obligations of the seller of such asset, (D) earn-out obligations until such obligations become a liability on the balance sheet of such Person in accordance with GAAP or (E) Holdings Preferred Units; provided that for the avoidance of doubt, obligations under the Contingent Value Rights Agreement shall not constitute “Indebtedness.” The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness expressly limits the liability of such Person in respect thereof.

“Indemnified Taxes” shall mean all Taxes, other than Excluded Taxes and Other Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document.

“Indemnitee” shall have the meaning assigned to such term in Section 9.05(b).

“Ineligible Institution” shall mean the Persons identified in writing to the Administrative Agent by the Lead Borrower on or prior to January 16, 2019, and as may be identified in writing to the Administrative Agent by the Lead Borrower from time to time thereafter in order to update such list with bona fide competitors of the Lead Borrower and its Subsidiaries, with the written consent of the Administrative Agent, by delivery of a notice thereof to the Administrative Agent setting forth such Person or Persons (or the Person or Persons previously identified to the Administrative Agent that are to be no longer considered “Ineligible Institutions”).

“Initial Lenders” shall mean each Lender with a Commitment on the Closing Date.

“Initial Revolving Loans” shall mean Initial U.K. Loans and Initial U.S. Loans. “Initial U.K. Loans” shall mean any loan made pursuant to Section 2.01(ii). “Initial U.S. Loans” shall mean any loan made pursuant to Section 2.01(i).

“Intercompany Note” means a promissory note substantially in the form of Exhibit J.

“Intercreditor Agreement” shall mean the Intercreditor Agreement dated as of October 12, 2018, among the Collateral Agent, the Term Loan Agent, Holdings, the Borrowers and the other Loan Parties from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof, including pursuant to the document described in Section 4.01(e)(ii).

“Interest Election Request” shall mean a request by the Applicable Administrative Borrower to convert or continue a Borrowing in accordance with Section 2.06.

“Interest Expense” shall mean, with respect to any Person for any period, the sum of (a) gross interest expense of such Person for such period on a consolidated basis, including (i) the amortization of debt discounts, (ii) the amortization of all fees (including fees with respect to Swap Agreements) payable in connection with the incurrence of Indebtedness to the extent included in interest expense and (iii) the portion of any payments or accruals with respect to Capital Lease Obligations allocable to interest expense and (b) capitalized interest of such Person. For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received and costs incurred by the Borrowers and the Subsidiaries with respect to Swap Agreements, and interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Lead Borrower to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For the avoidance of doubt, under no circumstances will obligations under or in respect of the Holdings Intercompany Note constitute “Interest Expense” for any purpose hereunder.

“Interest Payment Date” shall mean, (a) with respect to any Eurocurrency Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurocurrency Borrowing with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date had successive Interest Periods of three months’ duration been applicable to such Borrowing and, in addition, the date of any refinancing or conversion of such Borrowing with or to a Borrowing of a different Type and (b) with respect to any ABR Loan, the last Business Day of each March, June, September and December and the Maturity Date.

“Interest Period” shall mean, (a) as to any Eurocurrency Borrowing (other than a Eurocurrency Borrowing denominated in Euros), the period commencing on the date of such Borrowing or on the last day of the immediately preceding Interest Period applicable to such Borrowing, as applicable, and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 2, 3 or 6 months thereafter (or 12 months, if at the time of the relevant Borrowing, all Lenders make interest periods of such length available), as the Applicable Administrative Borrower may elect, or the date any Eurocurrency Borrowing is converted to an ABR Borrowing in accordance with Section 2.06 or repaid or prepaid in accordance with Section 2.08 or 2.09 and (b) as to any Eurocurrency Borrowing denominated in Euros, the period commencing on the date of such Borrowing or on the last day of the immediately preceding Interest Period applicable to such Borrowing, as applicable, and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1, 3 or 6 months thereafter (or 12 months, if at the time of the relevant Borrowing, all Lenders make interest periods of such length available), as the Applicable Administrative Borrower may elect, or the date any Eurocurrency Borrowing is converted to an ABR Borrowing in accordance with Section 2.06 or repaid or prepaid in accordance with Section 2.08 or 2.09; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day. Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

“Interpolated Rate” means, at any time, (a) with respect to any Eurocurrency Loan (other than a Eurocurrency Loan denominated in Canadian Dollars), the rate per annum reasonably determined by the Administrative Agent (which determination, as to any Lender, shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (i) the Screen Rate for the longest period (for which the Screen Rate for the applicable currency is available) that is shorter than the Interest Period and (ii) the Screen Rate for the shortest period (for which the Screen Rate for the applicable currency is available) that exceeds the Interest Period, in each case, with respect to Dollar denominated Loans as of approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period, with respect to Euro denominated Loans as of approximately 11:00 a.m. (Brussels time) two Business Days prior to the commencement of such Interest Period or with respect to Pound Sterling denominated Loans as of approximately 11:00 a.m. (London time) on the first day of such Interest Period and (b) with respect to any Eurocurrency Loan denominated in Canadian Dollars, the rate per annum which results from interpolating on a linear basis between (i) the applicable CDOR Screen Rate for the longest maturity for which a CDOR Screen Rate is available that is shorter than such Interest Period and (ii) the applicable CDOR Screen Rate for the shortest maturity for which a CDOR Screen Rate is available that is longer than such Interest Period, in each case at approximately 11:00 a.m., Toronto, Ontario time, two Business Days prior to the commencement of such Interest Period.

“Inventory” shall mean all of the “inventory” (as such term is defined in the Uniform Commercial Code) of the Borrowers, including, but not limited to, all merchandise, raw materials, parts, supplies, work in process and finished goods intended for sale, together with all the containers, packing, packaging, shipping and similar materials related thereto, and including such inventory as is temporarily out of a Borrowers custody or possession, including inventory on the premises of others and items in transit.

“Investment” shall have the meaning assigned to such term in Section 6.04.

“Investment Account” shall have the meaning assigned to such term in the Uniform Commercial Code.

“Issuing Bank” shall mean Citi (other than with respect to Trade Letters of Credit), and each other Issuing Bank designated pursuant to Section 2.04(k), in each case in its capacity as an issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.04(i). An Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Issuing Bank Fees” shall have the meaning assigned to such term in Section 2.10(b).

“ITA” shall mean the United Kingdom Income Tax Act 2007.

“Junior Financing” shall have the meaning assigned to such term in Section 6.09(b).

“L/C Disbursement” shall mean a payment or disbursement made by an Issuing Bank pursuant to a Letter of Credit.

“L/C Participation Fee” shall have the meaning assigned to such term in Section 2.10(b).

“Lead Borrower” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“Lease Reserve” shall mean a reserve, in an amount established by the Administrative Agent in its Permitted Discretion, in respect of Inventory held at any leased Store locations intended to be closed pursuant to a GOB Liquidation Sale Event with respect to which the lease therefor is or is intended to be terminated by the applicable Loan Party.

“Lender” shall mean each Swingline Lender and each financial institution listed on Schedule 2.01 (other than any such Person that has ceased to be a party hereto pursuant to an Assignment and Acceptance in accordance with Section 9.04), as well as any Person that becomes a “Lender” hereunder pursuant to Section 9.04.

“Lender Presentation” shall mean the presentation materials distributed to prospective Lenders on January 7, 2019.

“lending office” shall mean, as to any Lender, the applicable branch, office or Affiliate of such Lender designated by such Lender to make Loans.

“Letter of Credit” shall mean any letter of credit issued pursuant to Section 2.04, including any Alternate Currency Letter of Credit.

“Letter of Credit Commitment” shall mean, with respect to each Issuing Bank, the commitment of such Issuing Bank to issue Letters of Credit pursuant to Section 2.04.

“Letter of Credit Request” shall mean a request by the Lead Borrower substantially in the form of Exhibit C-2.

“Letter of Credit Sublimit” shall mean the aggregate Letter of Credit Commitments of the Issuing Banks, in an amount not to exceed $35 million (or the equivalent thereof in an Alternate Currency).

“Lien” shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, charge, security interest or similar encumbrance in or on such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset; provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Loan Document Obligations” shall mean (a) the due and punctual payment by the Borrowers of (i) the unpaid principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans made to the Borrowers, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by a Loan Party in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and obligations to provide cash collateral and (iii) all other monetary obligations of any Loan Party to any of the Secured Parties under this Agreement and each of the other Loan Documents, including obligations to pay fees, expense and reimbursement obligations (including attorneys’ fees and expenses) and indemnification obligations, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), (b) the due and punctual performance of all other obligations of the Loan Parties under or pursuant to this Agreement and each of the other Loan Documents and (c) the due and punctual payment and performance of all the obligations of each other Loan Party under or pursuant to this Agreement and each of the other Loan Documents; provided that, in each case, (x) no U.K. Borrower shall be liable for any of the U.S. Loans or other Obligations of Holdings and/or the U.S. Borrowers and (y) all Loan Parties shall be jointly and severally liable for the U.K. Loans and the other Obligations of the U.K. Borrowers.

“Loan Documents” shall mean this Agreement, the Intercreditor Agreement, the Letters of Credit, the Security Documents, the U.K. Security Trust Deed, any Note issued under Section 2.08(e) and the Administrative Agent Fee Letter.

“Loan Parties” shall mean Holdings, the U.K. Borrowers and the U.S. Borrowers, collectively.

“Loans” shall mean a Swingline Loan or a revolving credit loan extended by a Lender pursuant to Article II.

“Local Time” shall mean prevailing New York City time.

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Material Adverse Effect” shall mean a material adverse effect on the business, property, operations or condition of the Lead Borrower and the Subsidiaries, taken as a whole, or the validity or enforceability of any of the material Loan Documents or the rights and remedies of the Administrative Agent, the Collateral Agent and the Lenders thereunder.

“Material Indebtedness” shall mean any Indebtedness or Guarantee (other than Indebtedness under the Loan Documents) of Holdings, the Borrowers or any Subsidiary in an aggregate principal amount exceeding the Threshold Amount, including (i) Indebtedness incurred pursuant to the Term Loan Credit Agreement and the other Term Loan Documents and (ii) Indebtedness constituting Permitted Term Priority Indebtedness.

“Maturity Date” shall mean the earlier of (a) the date on which the outstanding Obligations become due and payable in accordance with the terms of this Agreement and (b) the Final Maturity Date.

“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.

“MIP” shall mean the management incentive plan (or similar term) implemented in connection with the Emergence Transactions.

“MLI” shall mean the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of 24 November 2016.

“MLI Disclosure Condition” shall mean the freely accessible publication of the relevant MLI Reservation or MLI Notification on the OECD website (to the extent that such MLI Reservation or MLI Notification has not been withdrawn or superseded and taking into account any applicable amendments) no later than 10 (ten) Business Days prior to the date of this Agreement where the relevant Lender is a Lender on the day on which this Agreement is entered into, or no later than 10 (ten) Business Days prior to the date on which the relevant Lender became a Lender pursuant to this Agreement where the relevant Lender is not a Lender on the day on which this Agreement is entered into.

“MLI Lender Jurisdiction” shall mean the jurisdiction in which the relevant Lender is treated as resident for the purposes of the Relevant Covered Tax Agreement.

“MLI Loan Party Jurisdiction” shall mean the jurisdiction in which the relevant Loan Party is treated as resident for the purposes of the Relevant Covered Tax Agreement.

“MLI Notification” shall mean a notification validly made pursuant to and in accordance with Article 29 of the MLI.

“MLI Reservation” shall mean a reservation validly made pursuant to and in accordance with Article 28 of the MLI.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Mortgaged Properties” shall mean each Real Property encumbered by a Mortgage pursuant to Section 5.10.

“Mortgages” shall mean, collectively, the mortgages, trust deeds, deeds of trust, deeds to secure debt, assignments of leases and rents, and other security documents delivered with respect to Mortgaged Properties, each in form reasonably satisfactory to the Administrative Agent (acting at the written direction of Required Lenders), as amended, restated, supplemented or otherwise modified from time to time.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which Holdings or any Subsidiary or any ERISA Affiliate (other than one considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Code Section 414) is making or accruing an obligation to make contributions, or has within any of the preceding six plan years made or accrued an obligation to make contributions.

“Net Income” shall mean, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Orderly Liquidation Value” shall mean, with respect to any Inventory, the net appraised orderly liquidation value (expressed as a percentage) of such Inventory (net of liquidation expenses, costs of sale, operating expenses and retrieval and related costs), as determined by reference to the appraisal of the Inventory prepared by Hilco Valuation Services, dated May, 2018; it being understood and agreed for the avoidance of doubt that until the Administrative Agent has received the Initial U.K. Appraisal and the Initial U.K. Field Exam, the Net Orderly Liquidation Value of Eligible Inventory of the U.K. Borrowers shall be determined using the same methodology as is applied to determine the Net Orderly Liquidation Value of Eligible Inventory of the U.S. Borrowers.

“Non-Consenting Lender” shall have the meaning assigned to such term in Section 2.17(c).

“Note” shall have the meaning assigned to such term in Section 2.08(f).

“Obligations” shall mean (a) the Loan Document Obligations, (b) the due and punctual payment and performance of all obligations of each Loan Party under each Swap Agreement (other than Excluded Swap Obligations) that (i) is in effect on the Closing Date with a counterparty that is an Agent, a Lender or an Affiliate of an Agent or a Lender as of the Closing Date or (ii) is entered into after the Closing Date with any counterparty that is an Agent, a Lender or an Affiliate of an Agent or a Lender at the time such Swap Agreement is entered into and (c) the due and punctual payment and performance of all obligations of the Loan Parties and any of their Subsidiaries (including without limitation in respect of overdrafts and related liabilities) owed to a Lender, an Agent or any of their Affiliates (or any other Person designated by the Lead Borrower as a provider of cash management services and entitled to the benefit of this Agreement) and arising from cash management services (including treasury, depository, overdraft, credit or debit card, electronic funds transfer, ACH services and other cash management arrangements); provided that, in each case, (x) no U.K. Borrower shall be liable for any of the U.S. Loans or other Obligations of Holdings or the U.S. Borrowers and (y) all Loan Parties shall be jointly and severally liable for the U.K. Loans and the other Obligations of the U.K. Borrowers.

“OFAC” shall have the meaning assigned to such term in the definition of “Embargoed Person”.

“Other Taxes” shall mean, other than Excluded Taxes (including clause (g) of the definition of the term Excluded Taxes), any and all present or future stamp or documentary Taxes or any other excise, transfer, sales, property, intangible, mortgage recording, or similar Taxes arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, the Loan Documents, and any and all interest, penalties and additions related thereto.

“Parent Entity” shall mean any direct or indirect parent of Holdings. “Participant” shall have the meaning assigned to such term in Section 9.04(d).

“Participating Member State” shall mean any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Payment Conditions” shall mean at the time of determination:

(a) no Event of Default exists or would arise as a result of the making of the applicable Specified Payment,

(b) there is Excess Global Availability, after giving pro forma effect to such Specified Payment, as of the date of such Specified Payment and for each day during the thirty (30) calendar days immediately prior to such Specified Payment, in excess of, calculated on a Pro Forma Basis giving effect to any Loan or Letter of Credit borrowed or issued, as applicable, in the relevant transaction, and any Borrowing Base asset to be acquired therein, (i) if the Consolidated Fixed Charge Coverage Ratio as of the end of the most recently ended Test Period (regardless of whether a Covenant Trigger Period is continuing) is greater than or equal to 1.0 to 1.0, the greater of (x) 10.0% of the Global Line Cap and (y) $7,500,000 or (ii) otherwise, the greater of (x) 15.0% of the Global Line Cap and $11,250,000, and

(c) with respect to any Specified Payment in excess of $10,000,000, the Lead Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by a Responsible Officer of the Lead Borrower, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clauses (a) through (b), inclusive, and demonstrating (in reasonable detail) the calculations (if any) required thereby; provided that this clause (c) shall not apply to transactions between any of the Borrowers and/or any of the Subsidiaries.

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Pension Act” shall mean the Pension Protection Act of 2006, as amended.

“Perfection Certificate” shall have the meaning assigned to such term in the U.S. Collateral Agreement.

“Permitted Business Acquisition” shall mean any acquisition of all or substantially all the assets of, or all or a majority of the Equity Interests (other than directors’ qualifying shares) in, or merger, consolidation or amalgamation with, a Person or division or line of business of a Person (or any subsequent investment made in a Person, division or line of business previously acquired in a Permitted Business Acquisition), if immediately after giving effect thereto: (i) no Event of Default shall have occurred and be continuing at the time of execution of the relevant definitive acquisition documentation; (ii) any acquired or newly formed Subsidiary shall not be liable for any Indebtedness except for Indebtedness permitted by Section 6.01; (iii) any Person acquired in such acquisition, shall execute and deliver all of the documentation as and to the extent (and within the time periods) required by Section 5.10 and the definition of “Collateral and Guarantee Requirement”; (iv) the aggregate amount of such acquisitions and investments in assets that are not owned by Loan Parties or in Equity Interests in Persons that are not Loan Parties or Persons that do not become Loan Parties upon consummation of such acquisition shall not exceed the greater of $45 million and 20% of EBITDA for the most recently ended Test Period; and (v) the Payment Conditions shall be satisfied on a Pro Forma Basis at the time of execution of the relevant definitive acquisition documentation.

“Permitted Discretion” shall mean the reasonable (from the perspective of a secured asset-based lender) credit judgment exercised in good faith in accordance with customary business practices of the Administrative Agent for comparable asset-based lending transactions.

“Permitted Holder” shall mean each Person that owns, directly or indirectly through one or more holding companies, not less than 10% of the voting Equity Interests of Holdings on the Closing Date, and any Affiliate of such Person.

“Permitted Investments” shall mean:

(a) direct obligations of the United States or any member of the European Union or any agency thereof or obligations guaranteed by the United States or any member of the European Union or any agency thereof, in each case with maturities not exceeding two (2) years;

(b) time deposits, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States or England and Wales, any state thereof or any foreign country recognized by the United States having capital, surplus and undivided profits in excess of $250.0 million and whose long term debt, or whose parent holding company’s long term debt, is rated at least A- by S&P or A-1 by Moody’s;

(c) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (a) above entered into with a bank meeting the qualifications described in clause (b) above;

(d) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Lead Borrower) organized and in existence under the laws of the United States, England and Wales or any foreign country recognized by the United States with a rating at the time as of which any investment therein is made of P 1 (or higher) according to Moody’s, or A 1 (or higher) according to S&P;

(e) securities with maturities of two (2) years or less from the date of acquisition issued or fully guaranteed by any State, commonwealth or territory of the United States or England and Wales, or by any political subdivision or taxing authority thereof, and rated at least A by S&P or A by Moody’s;

(f) shares of mutual funds whose investment guidelines restrict 95% of such funds’ investments to those satisfying the provisions of clauses (a) through (e) above;

(g) money market funds that (i) comply with the criteria set forth in Rule 2a 7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5 billion;

(h) time deposit accounts, certificates of deposit and money market deposits in an aggregate face amount not in excess of 0.5% of the total assets of the Lead Borrower and its Wholly Owned Subsidiaries, on a consolidated basis, as of the end of the Lead Borrower’s most recently completed fiscal year; and

(i) instruments equivalent to those referred to in clauses (a) through (h) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States or England and Wales to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Permitted Liens” shall have the meaning assigned to such term in Section 6.02.

“Permitted Refinancing Indebtedness” shall mean any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness); provided, that: (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness is not greater than the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions and expenses incurred in connection therewith), including any unused commitments therefor that are able to be drawn at such time, (b) except with respect to Section 6.01(h), such Permitted Refinancing Indebtedness has a weighted average life to maturity at the time such Indebtedness is incurred that is not less than the remaining weighted average life to maturity of the Indebtedness being Refinanced; (c) such Permitted Refinancing Indebtedness has a stated final maturity that is not earlier than the earlier of (i) the final stated maturity of the Indebtedness being Refinanced or (ii) 91 days following the Final Maturity Date; (d) to the extent such Permitted Refinancing Indebtedness is used to Refinance Indebtedness junior in right of payment to the Loans or the Guarantee of a Loan Party, as applicable, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Loans or such Guarantee, as applicable, on terms not materially less favorable to the Lenders than the subordination terms applicable to the Indebtedness being Refinanced; (e) such Permitted Refinancing Indebtedness shall not include Indebtedness that Refinances Indebtedness of an Unrestricted Subsidiary; (f) to the extent such Permitted Refinancing Indebtedness is used to Refinance Indebtedness that is secured by Liens that are subordinated to the Liens securing the Obligations, such Permitted Refinancing Indebtedness is (i) unsecured or (ii) secured by Liens that are subordinated to the Liens that secure the Obligations on terms that are, taken as a whole, not materially less favorable to the Lenders than the Lien subordination terms applicable to the Indebtedness being Refinanced; (g) to the extent such Permitted Refinancing Indebtedness is used to Refinance Indebtedness that is secured by Liens that are pari passu with the Liens securing the Obligations, such Permitted Refinancing Indebtedness is (i) unsecured or (ii) secured by Liens that are pari passu or subordinated to the Liens that secure the Obligations on terms that are, taken as a whole, not materially less favorable to the Lenders than the Collateral sharing provisions applicable to the Indebtedness being Refinanced; and (h) such Permitted Refinancing Indebtedness shall not be secured by any assets or property of the Borrowers or any Subsidiary that does not secure the Indebtedness being Refinanced.

“Permitted Sale and Lease Back Transaction” shall mean any equipment financing arrangement entered into in the ordinary course of business with any Person whereby Holdings, the Borrowers or any of the Subsidiaries shall purchase and subsequently sell or transfer any personal property, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred, in each case, whether or not treated as a “sale-leaseback” under GAAP.

“Permitted Tax Receivable Financing” shall have the meaning assigned to such term in Section 6.01(o).

“Permitted Term Priority Acceptable Intercreditor Agreement” shall mean any intercreditor agreement executed in connection with the issuance of Permitted Term Priority Indebtedness, among the Term Loan Agent, the Loan Parties and one or more Senior Representatives, providing that, inter alia, (x) the Liens on Collateral constituting Fixed Asset Collateral (as defined in the Intercreditor Agreement) in favor of such Senior Representative may be senior to the Liens on Collateral constituting Fixed Asset Collateral in favor of the Collateral Agent and (y) the Liens on Collateral constituting ABL Collateral (as defined in the Intercreditor Agreement) in favor of such Senior Representative shall be junior to the Liens on Collateral constituting ABL Collateral in favor of the Collateral Agent; provided, however, that Permitted Term Priority Indebtedness shall have the same priority of payments as the Loans.

“Permitted Term Priority Indebtedness” shall mean Indebtedness of any U.S. Borrower that complies with the Permitted Term Priority Indebtedness Applicable Requirements.

“Permitted Term Priority Indebtedness Applicable Requirements” shall mean, in respect of any Indebtedness, that such Indebtedness satisfies the following requirements:

(a) such Indebtedness is in the form of one or more tranches, issues or series of notes or term loans;

(b) such Indebtedness will have a final maturity date no earlier than three (3) years from its date of incurrence;

(c) such Indebtedness shall not be issued, borrowed or incurred by any Person other than the Lead Borrower or other U.S. Borrower and shall not be guaranteed by any Person other than Holdings or any U.S. Borrower;

(d) such Indebtedness shall not be secured by any property or assets other than the U.S.

Collateral;

(e) the security agreements relating to such Indebtedness shall be substantially the same as the U.S. Security Documents (with such differences as are necessary to reflect the differing lien priorities and as otherwise reasonably satisfactory to the Administrative Agent);

(f) a Senior Representative acting on behalf of the holders of such Indebtedness shall have become party to a Permitted Term Priority Acceptable Intercreditor Agreement and the Intercreditor Agreement; and

(g) to the extent not set forth in clauses (a) through (f) above, the other terms and conditions of such Indebtedness and the Permitted Term Priority Indebtedness Documents, if not consistent with the terms of the Term Loan Credit Agreement as in effect on the Closing Date, shall not be materially more restrictive, taken as a whole, to the Borrowers than the terms of the Term Loan Credit Agreement as in effect on the Closing Date unless (i) the Initial Loans (as defined in the Term Loan Credit Agreement) also receive the benefit of such more restrictive terms or (ii) any such more restrictive terms apply only after the Maturity Date (as defined in the Term Loan Credit Agreement).

“Permitted Term Priority Indebtedness Documents” each agreement, document or instrument relating to the incurrence of Permitted Term Priority Indebtedness, in each case as the same may be amended, amended and restated, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof, thereof, and the applicable Permitted Term Priority Acceptable Intercreditor Agreement.

“Person” shall mean any natural Person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government, individual or family trusts, or any agency or political subdivision thereof.

“Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) that is, (i) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and (ii) sponsored or maintained (at the time of determination or at any time within the five (5) years prior thereto) by Holdings, its Subsidiaries or any ERISA Affiliate, and (iii) in respect of which Holdings, its Subsidiaries or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Plan of Reorganization” shall have the meaning assigned to such term in the Recitals.

“Platform” shall have the meaning assigned to such term in Section 9.17(a).

“Pledged Collateral” shall have the meaning assigned to such term in the U.S. Collateral Agreement.

“Pounds Sterling” or “£” shall men the lawful currency of the United Kingdom.

“Preferred Stock” shall mean any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“primary obligor” shall have the meaning given such term in the definition of the term “Guarantee.”

“Prime Rate” shall mean the rate of interest announced publically by Citibank, N.A. in New York, from time to time, as Citibank, N.A.’s prime rate.

“Pro Forma Basis” shall mean, as to any Person, for any events as described below that occur subsequent to the commencement of a period for which the financial effect of such events is being calculated, and giving effect to the events for which such calculation is being made, such calculation as will give pro forma effect to such events as if such events occurred on the first day of the four consecutive fiscal quarter period ended on or before the occurrence of such event (the “Reference Period”): (i) in making any determination of EBITDA and with respect to the calculation of any financial ratio, basket or covenant under this Agreement, including the Payment Conditions and the Consolidated Fixed Charge Coverage Ratio, effect shall be given to (A) any Asset Sale, any acquisition, Investment, disposition, merger, amalgamation, consolidation (or any similar transaction or transactions not otherwise permitted under Section 6.04 or 6.05 that require a waiver or consent of the Required Lenders and such waiver or consent has been obtained), any dividend, distribution or other similar payment, any designation of any Subsidiary as an Unrestricted Subsidiary and any Subsidiary Redesignation, and (B) any restructurings of the business (including in connection with acquisitions) of Holdings or any of the Subsidiaries that Holdings or any of the Subsidiaries has determined to make and/or made and are expected to have a continuing impact and are factually supportable, which would include cost savings resulting from head count reduction, closure of facilities and similar operational and other cost savings and synergies, which adjustments the Lead Borrower determines are reasonable and reasonably identifiable as set forth in a certificate of a Financial Officer of the Lead Borrower (this clause (B), “Pro Forma Cost Savings”) (clauses (A) and (B), together with any transactions related thereto or in connection therewith, the “relevant transactions”), in each case that occurred during the Reference Period (or (x) in the case of Pro Forma Cost Savings determined to be made, will occur within twelve months after the date of such certificate or (y) in the case of determinations made pursuant to the definition of the term “Permitted Business Acquisition” or pursuant to any other calculation of the Consolidated Fixed Charge Coverage Ratio or Payment Conditions, occurring during the Reference Period or thereafter and through and including the date upon which the respective Permitted Business Acquisition or incurrence of Indebtedness or Liens or other relevant transaction is consummated), (ii) in making any determination on a Pro Forma Basis, (x) all Indebtedness (including Indebtedness issued, incurred or assumed as a result of, or to finance, any relevant transactions and for which the financial effect is being calculated, whether incurred under this Agreement or otherwise, but excluding normal fluctuations in revolving Indebtedness incurred for working capital purposes not to finance any acquisition) issued, incurred, assumed or permanently repaid during the Reference Period (or, in the case of determinations made pursuant to the definition of the term “Permitted Business Acquisition” or any other calculation of the Consolidated Fixed Charge Coverage Ratio and Payment Conditions, occurring during the Reference Period or thereafter and through and including the date upon which the respective Permitted Business Acquisition or incurrence of Indebtedness or Liens or other relevant transaction is consummated) shall be deemed to have been issued, incurred, assumed or permanently repaid at the beginning of such period, (y) Interest Expense of such Person attributable to interest on any Indebtedness, for which pro forma effect is being given as provided in preceding clause (x), bearing floating interest rates shall be computed on a pro forma basis as if the rates that would have been in effect during the period for which pro forma effect is being given had been actually in effect during such periods and (z) the aggregate amount of Pro Forma Cost Savings adjustments to EBITDA shall not exceed 10% of EBITDA prior to giving effect to any Pro Forma Cost Savings adjustments for any Test Period and (iii) (A) any Subsidiary Redesignation then being designated, effect shall be given to such Subsidiary Redesignation and all other Subsidiary Redesignations after the first day of the relevant Reference Period and on or prior to the date of the respective Subsidiary Redesignation then being designated, collectively, and (B) any designation of a Subsidiary as an Unrestricted Subsidiary, effect shall be given to such designation and all other designations of Subsidiaries as Unrestricted Subsidiaries after the first day of the relevant Reference Period and on or prior to the date of the then applicable designation of a Subsidiary as an Unrestricted Subsidiary, collectively.

For purposes of this definition, any amount in a currency other than Dollars will be converted to Dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Pro Forma Cost Savings” shall have the meaning assigned to such term in the definition of “Pro Forma Basis”.

“Pro Rata Percentage” of any Lender shall mean the percentage of the Commitments as then in effect represented by such Lender’s Commitment. If the Commitment has terminated or expired, the Pro Rata Percentage of such Lender shall be determined based upon the Commitment most recently in effect, giving effect to any assignments pursuant to Section 9.04.

“Protective Advance” shall have the meaning assigned to such term in Section 2.21.

“PTE” shall mean a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualified CFC Holding Company” shall mean a Wholly Owned Subsidiary of Holdings (a) that is a United States Person as defined in Section 7701(a)(30) created under the laws of the United States or any state thereof, (b) the significant assets of which consists of Equity Interests in either (i) one or more Foreign Subsidiaries or (ii) one or more other Qualified CFC Holding Companies and (c) has no outstanding Guarantee of Indebtedness of Holdings, the Lead Borrower or any Domestic Subsidiary

“Qualified Counterparty” shall mean, with respect to any Swap Agreement, any counterparty thereto that, at the time such Swap Agreement was entered into or on the Closing Date, was a Lender or an agent or an affiliate of a Lender.

“Qualified Equity Interests” shall mean any Equity Interests other than Disqualified Stock.

“Qualified IPO” shall mean the initial underwritten primary public offering (other than a public offering pursuant to a registration statement on Form S-8) of Equity Interests of the Lead Borrower, Holdings or any direct or indirect parent of Holdings (i) pursuant to an effective registration statement filed with the Securities and Exchange Commission in accordance with the Securities Act of 1933, as amended (whether alone or in conjunction with a secondary public offering), and (ii) resulting in gross proceeds of at least $50.0 million.

“Qualified Liens” shall mean those Liens expressly permitted by Sections 6.02(d), (e) (solely as such relate to (i) statutory landlord’s liens on Inventory located on such leased premises of the Loan Parties or (ii) possessory liens of a carrier or warehouseman or similar possessory liens upon Inventory in the possession of such carrier or warehouseman securing only the freight charges or storage charges for the transportation or storage of such Inventory of the Loan Parties) or (k).

“Qualifying Lender” shall mean (a) a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document and is (i) a Lender (1) which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Loan Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA, or (2) in respect of an advance made under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance, or (ii) a Lender which is (1) a company resident in the United Kingdom for United Kingdom tax purposes, (2) a partnership each member of which is (y) a company so resident in the United Kingdom, or (z) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA, or (3) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the CTA) of that company, or (iii) a Treaty Lender, or (b) a Lender which is a building society (as defined for the purposes of section 880 of the ITA) making an advance under a Loan Document.

“Quarterly Financial Statements” shall mean the unaudited consolidated balance sheet and related consolidated statements of income and cash flows of the Lead Borrower as of and for the fiscal quarters ended August 4, 2018 and November 3, 2018.

“Real Property” shall mean, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned in fee or leased by any Loan Party, together with, in each case, all easements, hereditaments and appurtenances relating thereto, and all improvements and appurtenant fixtures incidental to the ownership or lease thereof.

“Receiver” means a receiver and manager or any other receiver (whether appointed pursuant to the U.K. Security Trust Deed, the U.K. Security Documents, or any statute, by a court or otherwise) of all or any of the Trust Property (as defined in the U.K. Security Trust Deed) and shall, where permitted by law, include an administrative receiver.

“Reference Period” shall have the meaning assigned to such term in the definition of the term “Pro Forma Basis.”

“Refinance” shall have the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness,” and “Refinanced” shall have a meaning correlative thereto.

“Register” shall have the meaning assigned to such term in Section 9.04(b).

“Regulation” shall have the meaning assigned to such term in Section 3.01.

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the respective directors, trustees, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Release” shall mean actively or passively disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, pouring, seeping, migrating or the like, of any Hazardous Material into, through or upon the Environment or within, from or into any building, structure, facility or fixture.

“Relevant Covered Tax Agreement” shall mean a Covered Tax Agreement (as such term is defined under Article 2(1)(a) of the MLI) the parties to which are the MLI Lender Jurisdiction and the MLI Loan Party Jurisdiction.

“Rent Reserve” shall mean a reserve established by the Administrative Agent in respect of rent payments (not to exceed two months’ rent) made by a Loan Party for each location in the states of Pennsylvania, Washington and Virginia at which Inventory of a Loan Party is located that is not subject to a Collateral Access Agreement (as reported to the Administrative Agent by the Lead Borrower from time to time as requested by the Administrative Agent or the Required Lenders), as adjusted from time to time by the Administrative Agent in its Permitted Discretion.

“Reportable Event” shall mean any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30 day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a Plan.

“Required Lenders” shall mean, at any time, Lenders (other than Defaulting Lenders) having a majority in the aggregate principal amount of the Commitments in effect at such time of all Lenders (other than Commitments of Defaulting Lenders) or, if the Commitments shall have terminated, having a majority in aggregate principal amount of the Global Exposure of all Lenders (other than Global Exposure of Defaulting Lenders).

“Responsible Officer” of (a) any Agent shall mean any officer within the department of such Agent administering this matter, including any vice president, assistant vice president, senior associate, assistant secretary, assistant treasurer, trust officer or any other officer of such Agent who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any such matter is referred because of such Person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement; and (b) any other Person shall mean any executive officer, director or Financial Officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of this Agreement.

“Restricted Payments” shall have the meaning assigned to such term in Section 6.06. “Restriction” shall have the meaning assigned to such term in Section 5.10(g).

“Revaluation Date” shall mean, with respect to any Alternate Currency Loan or Letter of Credit, each of the following: (i) each date of a borrowing of a Loan or an issuance of an Alternate Currency Letter of Credit, (ii) each date of an amendment of any Alternate Currency Letter of Credit having the effect of increasing the amount thereof (solely with respect to the increased amount), (iii) each date of any payment by the Issuing Bank under any Alternate Currency Letter of Credit, and (iv) such additional dates as the Administrative Agent or the Issuing Bank shall determine or the Required Lenders shall require.

“Revolving L/C Exposure” shall mean at any time the sum of (a) the aggregate undrawn amount of all Letters of Credit outstanding at such time (calculated, in the case of Alternate Currency Letters of Credit, based on the Dollar Equivalent thereof) and (b) the aggregate principal amount of all L/C Disbursements that have not yet been reimbursed at such time (calculated, in the case of Alternate Currency Letters of Credit, based on the Dollar Equivalent thereof). The Revolving L/C Exposure of any Lender at any time shall mean its Pro Rata Percentage of the aggregate Revolving L/C Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the International Standard Practices, International Chamber of Commerce No. 590, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, that with respect to any Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

“S&P” shall mean Standard & Poor’s Ratings Group, Inc., and any successor owner of such division.

“Sanctions” shall have the meaning assigned to such term in Section 3.21(a).

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Secured Parties” shall have the meaning assigned to such term in the respective Security Documents.

“Securities Account” has the meaning assigned to such term in the Uniform Commercial Code. “Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Documents” shall mean the Gibraltar Security Agreement, the U.S. Security Documents and the U.K. Security Documents, collectively, and each of the security agreements and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 5.10.

“Senior Representative” shall mean, with respect to any series of Permitted Term Priority Indebtedness, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Solvent” and “Solvency” shall mean, with respect to any Person on any date of determination, that on such date (i) the fair value of the assets of such Person and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of such Person and its Subsidiaries, on a consolidated basis (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liability meets the criteria for accrual under Statement of Accounting Standards No. 5)); (ii) the present fair saleable value of the assets of such Person and its Subsidiaries, on a consolidated basis, is greater than the total amount of liabilities, including contingent liabilities, of such Person and its Subsidiaries, on a consolidated basis (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liability meets the criteria for accrual under Statement of Accounting Standards No. 5)); (iii) such Person and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities (including contingent and subordinated liabilities (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liability meets the criteria for accounting under Statement of Accounting Standards No. 5)) as they become absolute and mature in the ordinary course of business on their respective stated maturities); and (iv) such Person and its Subsidiaries on a consolidated basis do not have unreasonably small adequate capital with which to conduct the business they are presently conducting and reasonably anticipate conducting. For the avoidance of doubt, the term “contingent liabilities,” as used in this definition, shall exclude payments in respect of Equity Interests.

“Specified Payment” shall mean any Investment (including a Permitted Business Acquisition), payment in respect of any Junior Financing or Restricted Payment that, in each case, is subject to the satisfaction of the Payment Conditions.

“Spot Rate” for a currency shall mean the rate determined by the Administrative Agent or the Issuing Bank, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date three Business Days prior to the date as of which the foreign exchange computation is made (or on such other day and time as may be mutually agreed by the Lead Borrower and the Administrative Agent, provided such date is not more than three Business Days prior to the date of such computation) or if such rate cannot be computed as of such date such other date as the Administrative Agent or the Issuing Bank shall reasonably determine is appropriate under the circumstances; provided that the Administrative Agent or the Issuing Bank may obtain such spot rate from another financial institution designated by the Administrative Agent or the Issuing Bank if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.

“Standby Letter of Credit” shall have the meaning assigned to such term in Section 2.04(a).

“Statutory Reserves” shall mean, with respect to any currency, any reserve, liquid asset or similar requirements established by any Governmental Authority of the United States or of the jurisdiction of such currency or any jurisdiction in which Loans in such currency are made to which banks in such jurisdiction are subject for any category of deposits or liabilities customarily used to fund loans in such currency or by reference to which interest rates applicable to Loans in such currency are determined. If any Lender is required to comply therewith, such reserve, liquid asset or similar requirements shall include those imposed pursuant to the requirements of The Bank of England and/or the Prudential Regulation Authority (or any authority that replaces any of the functions thereof) or the requirements of the European Central Bank.

“Store” shall mean any retail store (which may include any real property, fixtures, equipment, inventory and other property related thereto) operated, or to be operated, by the Borrowers or any Subsidiary.

“Subagent” shall have the meaning assigned to such term in Section 8.02.

“subsidiary” shall mean, with respect to any Person (herein referred to as the “parent”), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held, or (b) that is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary” shall mean, unless the context otherwise requires, a subsidiary of the Lead Borrower. Notwithstanding the foregoing (and except for purposes of Sections 3.08, 3.12, 3.13, 5.03 and 7.01(k), clause (a) of the definition of the term “Collateral and Guarantee Requirement” and the definition of the term “Unrestricted Subsidiary” contained herein), an Unrestricted Subsidiary shall be deemed not to be a Subsidiary of Holdings for purposes of this Agreement.

“Subsidiary Redesignation” shall have the meaning provided in the definition of “Unrestricted Subsidiary” contained in this Section 1.01.

“Swap Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided, that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Holdings, the Borrowers or any of the Subsidiaries shall be a Swap Agreement.

“Swingline Lender” shall mean Citibank N.A., in its capacity as lender of Swingline Loans hereunder, or any successor lender of Swingline Loans hereunder.

“Swingline Loan” shall mean any Loan made to the Borrowers pursuant to Section 2.03(b).

“Swingline Sublimit” shall have the meaning assigned to such term in Section 2.23(b).

“Swiss Francs” shall mean the lawful money of Switzerland.

“TARGET Day” shall mean any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET2) payment system which utilizes a single shared platform and which was launched on 19 November 2007 (or, if such payment system ceases to be operative, such other payment system (if any) reasonably determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.

“Tax Confirmation” shall mean a confirmation by a Lender that the Person beneficially entitled to interest payable to that Lender in respect of an advance under this Agreement falls within paragraph (a)(ii) of the definition of Qualifying Lender.

“Taxes” shall mean any and all present or future taxes, levies, imposts, duties (including stamp duties), deductions, withholdings or similar charges (including backup withholding, assessments, fees, ad valorem or other charges) imposed by any Governmental Authority and any and all interest, penalties and additions related thereto.

“Term Loan Agent” shall mean Wilmington Trust, National Association, in its capacity as administrative agent and collateral agent, as applicable, under the Term Loan Credit Agreement and its successors and assigns in accordance with the terms of the Term Loan Credit Agreement.

“Term Loan Credit Agreement” shall mean the Term Loan Credit Agreement dated as of October 12, 2018, among Holdings, the Lead Borrower, the Term Loan Agent and the lenders party thereto from time to time, as amended, restated, modified, replaced or refinanced from time to time in accordance with the terms hereof (including by any reference to the Intercreditor Agreement).

“Term Loan Documents” shall have the meaning assigned to the term “Loan Documents” in the Term Loan Credit Agreement.

“Term Loans” shall have the meaning assigned to the term “Loans” in the Term Loan Credit Agreement.

“Termination Date” shall have the meaning assigned to such term in Article V.

“Test Period” shall mean, on any date of determination, the period of four consecutive fiscal quarters of the Lead Borrower then most recently ended (taken as one accounting period) for which financial statements pursuant to Sections 5.04(a) or (b), as applicable, have been delivered or are required to have been delivered to the Administrative Agent.

“Threshold Amount” shall mean $15 million.

“Trade Letter of Credit” shall have the meaning assigned to such term in Section 2.04(a). “Transactions” shall mean the entry into the ABL Facility, the consummation of the Closing Date

Refinancing, the transactions related to the foregoing or arising therefrom, and the payment of fees, commission and expenses associated therewith.

“Treaty Lender” shall mean a Lender which (a) is treated as a resident of a Treaty State for the purposes of the relevant Treaty, (b) does not carry on a business in the United Kingdom through a permanent establishment with which the Lender’s participation in the Loan is effectively connected and (c) is entitled to claim the benefits of such Treaty with respect to payments made by a U.K. Borrower (other than CGHL) under this Agreement.

“Treaty State” shall mean a jurisdiction which has entered into a double taxation agreement ( a “Treaty”) with the United Kingdom which makes provision for full exemption from Tax imposed by the United Kingdom on interest.

“Type” shall mean, when used in respect of any Loan or Borrowing, the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined. For purposes hereof, the term “Rate” shall include the Adjusted Eurocurrency Rate and the ABR.

“U.K. Borrowers” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“U.K. Borrowing Base” shall mean, as of any date of determination the amount equal to the sum of:

(a) up to 90% of the book value of Eligible Credit Card Accounts of the U.K. Borrowers at such time; plus

(b) up to 85% of the book value of Eligible Concession Accounts of the U.K. Borrowers at such time; plus

(c) up to 85% of the book value of Eligible Royalty Accounts of the U.K. Borrowers at such time; plus

(d) up to 85% of the book value of Eligible Wholesale Accounts of the U.K. Borrowers at such time; plus

(e) up to 90% of the Net Orderly Liquidation Value of the cost of Eligible Inventory of the U.K. Borrowers on a first-in, first-out basis; provided that at no time shall availability from Eligible Concession Inventory of the U.K. Borrowers be included in an amount that would exceed 10% of Eligible Inventory of the U.K. Borrowers at such time, calculated after giving effect to all Eligible Concession Inventory of the U.K. Borrowers, minus

(f) (i) Availability Reserves, (ii) solely after the U.K. Cash Pooling Amendment Obligation End Date, the U.K. Cash Pooling Reserve; provided that if after the U.K. Cash Pooling Amendment Obligation End Date, the documentation governing the U.K. HSBC Pooling Accounts is otherwise amended, modified, terminated, changed or replaced, the result of which is to permit the U.K. Borrowers (other than CGHL) to grant a Lien on the U.K. HSBC Pooling Accounts to secure the Obligations, the U.K. Cash Pooling Reserve shall no longer apply and (iii) in the Administrative Agent’s Permitted Discretion in accordance with Section 2.22, reserves for the prescribed part of a U.K. Borrower’s (other than CGHL) net property that would be available for the satisfaction of its unsecured liabilities pursuant to Section 176A of the United Kingdom Insolvency Act of 1986, and the Insolvency Act 1986 (Prescribed Part) Order 2003 reserves with respect to liabilities of a U.K. Borrower (other than CGHL) which constitute preferential debts pursuant to Sections 175, 176ZA or 386 of the United Kingdom Insolvency Act of 1986.

In the event the Administrative Agent has not received an inventory appraisal (the “Initial U.K. Appraisal”) and field exam (the “Initial U.K. Field Exam”) from Hilco Valuation Services (or another third party reasonably satisfactory to the Administrative Agent) covering the U.K. Borrowing Base prior to the Closing Date, during the period from the Closing Date and until Administrative Agent’s receipt of the Initial U.K. Appraisal and Initial U.K. Field Exam, the U.K. Borrowing Base shall be calculated to be 50% of the “U.K. Borrowing Base” (the “Alternative Borrowing Base”).

On and after the Administrative Agent’s receipt of the Initial U.K. Appraisal and Initial U.K. Field Exam, the U.K. Borrowing Base shall no longer be based on the Alternative Borrowing Base but shall be based on the U.K. Borrowing Base as provided herein.

“U.K. Cash Pooling Reserve” means, solely with respect to the amount of Eligible Inventory of the U.K. Borrowers (other than CGHL) included in the U.K. Borrowing Base at any time, a reserve established by the Administrative Agent in its Permitted Discretion not to exceed 10% of Eligible Inventory of the U.K. Borrowers (other than CGHL) at such time.

“U.K. Cash Pooling Amendment” has the meaning assigned to such term in Section 5.10(j).

“U.K. Cash Pooling Amendment Obligation End Date” has the meaning assigned to such term in Section 5.10(j).

“U.K. Cash Pooling Amendment Effective Date” means, if the U.K. Cash Pooling Amendment is consummated, the date on which the U.K. Cash Pooling Amendment becomes effective in accordance with its terms.

“U.K. Collateral” shall mean all the “Charged Property” as defined in the U.K. Security Agreement and all other property (whether real, personal or otherwise) with respect to which any security interests have been granted (or purported to be granted) by the U.K. Borrowers (except CGHL) or will be granted in accordance with the requirements set forth in Section 5.10. For the avoidance of doubt, in no event shall U.K. Collateral include Excluded Collateral.

“U.K. Exposure” shall mean, with respect to any Lender, (a) the aggregate principal amount of outstanding U.K. Loans of such Lender (taking the Dollar Equivalent of any Loan denominated in an Alternate Currency) plus (b) the Revolving L/C Exposure of such Lender with respect to Letters of Credit issued for the account of any U.K. Borrower at such time.

“U.K. HSBC Pooling Accounts” means: (a) account number 401276-70341462 maintained by Claire’s European Distribution Limited, (b) account number 401276-70023368 maintained by Claire’s Accessories UK Ltd., Irish Branch, (c) account number 401276-70021078 maintained by Claire’s European Distribution Limited, (d) account number 401276-70021027 maintained by Claire’s Accessories UK Ltd, French Branch, (e) account number 401276-70023333 maintained by Claire’s Accessories UK Limited, (f) account number 401276- 70023011 maintained by Claire’s European Services Limited, (g) account number 401118-12179601 maintained by Claire’s Accessories UK Limited, (h) account number 401118-64430050 maintained by Claire’s Accessories UK Limited, (i) account number 401118-44429974 maintained by Claire’s European Distribution Limited, (j) account number 401118-04429931 maintained by Claire’s European Services Limited, (k) account number 401276-70023341 maintained by Claire’s Accessories UK Limited, (l) account number 401276-70020927 maintained by Claire’s European Distribution Limited, (m) account number 401276-70020935 maintained by Claire’s European Services Limited, (n) account number 401276-70024625 maintained by Claire’s European Distribution Limited, (o) account number 401276-70440993 maintained by Claire’s European Distribution Limited and (p) any other account maintained by any U.K. Borrower as part of its “HSBC cash pooling arrangement”.

“U.K. Insolvency Event” shall mean any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a) the suspension of payments, a moratorium of any indebtedness (provided the ending of such moratorium will not remedy any Event of Default caused by such moratorium), winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any U.K. Borrower;

(b) a composition, compromise, assignment or arrangement with any creditor of any U.K. Borrower in connection with or as a result of any financial difficulty on the part of any U.K. Borrower;

(c) the appointment of a provisional liquidator, liquidator, receiver, administrative receiver, administrator, compulsory or interim manager or other similar officer in respect of any U.K. Borrower, or all or substantially all its assets;

(d) the enforcement of any Lien over all or substantially all of the assets of any U.K. Borrower;

(e) any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects all or substantially all of the assets of a U.K. Borrower, and is not discharged, dismissed, stayed or restrained within 21 days thereafter;

(f) any U.K. Borrower becomes insolvent or is unable or admits in writing its inability to pay its debts as they fall due, or

(g) or any analogous procedure or step is taken in any jurisdiction provided that clauses (a) to (d) above shall not apply to (i) any winding-up petition or other process which is frivolous or vexatious and is discharged, stayed, restrained or dismissed within 20 Business Days of commencement, (ii) the appointment of an administrator (or any procedure or step in relation to such appointment) which the Administrative Agent is satisfied will be withdrawn or unsuccessful and (iii) any actions expressly permitted by this Agreement.

“U.K. Line Cap” shall mean an amount that is equal to the lesser of (a) the U.K. Sublimit and (b) the sum of (i) then applicable U.K. Borrowing Base plus (ii) the positive amount, if any, by which the U.S. Borrowing Base exceeds the U.S. Exposure at such time.

“U.K. Loans” shall mean all Loans to a U.K. Borrower made pursuant to Article II of this Agreement.

“U.K. Overadvance Amount” shall mean at any time the amount by which U.K. Exposure exceeds U.K. Line Cap.

“U.K. Security Agreement” shall mean the U.K. Security Agreement, dated the Closing Date (as amended, supplemented or otherwise modified from time to time), among the U.K. Borrowers (except CGHL) and the Collateral Agent.

“U.K. Security Documents” shall mean the U.K. Security Agreement (including the Control Arrangements of a U.K. Borrower party to the U.K. Security Agreement); and, after the execution and delivery thereof, each security document executed and delivered by a U.K. Borrower (except CGHL) pursuant to the U.K. Security Agreement or pursuant to Section 5.10 and governed by the laws of England and Wales, together with any other applicable security documents governed by the laws of England and Wales from time to time, such as a deed or any other related documents, bonds, debentures or pledge agreements as may be required to perfect a Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

“U.K. Security Trust Deed” shall mean the English law governed security trust deed, dated the Closing Date (as amended, supplemented or otherwise modified from time to time), among Claire’s European Services Limited, Claire’s Accessories UK Ltd and Claire’s European Distribution Limited as chargors, the Lenders, the Administrative Agent and the Collateral Agent

“U.K. Sublimit” shall mean $37.5 million.

“U.S. Borrowers” shall have the meaning assigned to the introductory paragraph of this Agreement.

“U.S. Borrowing Base” shall mean, as of any date of determination an amount equal to the sum of:

(a) up to 90% of the book value of Eligible Credit Card Accounts of the U.S. Borrowers at such time; plus

(b) up to 85% of the book value of Eligible Concession Accounts of the U.S. Borrowers at such time; plus

(c) up to 85% of the book value of Eligible Royalty Accounts of the U.S. Borrowers at such time; plus

(d) up to 85% of the book value of Eligible Wholesale Accounts of the U.S. Borrowers at such time; plus

(e) up to 90% of the Net Orderly Liquidation Value of the cost of Eligible Inventory of the U.S. Borrowers determined on a first-in, first-out basis; provided that at no time shall availability from Eligible Concession Inventory of the U.S. Borrowers be included in an amount that would exceed 10% of Eligible Inventory of the U.S. Borrowers at such time, calculated after giving effect to all Eligible Concession Inventory of the U.S. Borrowers, minus

(f) Availability Reserves.

“U.S. Collateral” shall mean all property (whether real, personal or otherwise) with respect to which any security interests have been granted (or purported to be granted) pursuant to any U.S. Security Document or will be granted in accordance with requirements set forth in Section 5.10, including, without limitation, all collateral as described in the U.S. Security Agreement and all Mortgaged Properties. For the avoidance of doubt, in no event shall U.S. Collateral include Excluded Collateral.

“U.S. Collateral Agreement” shall mean the Guarantee and Collateral Agreement dated the Closing Date (as amended, supplemented or otherwise modified from time to time), among Holdings, the Loan Parties party thereto from time to time and the Collateral Agent.

“U.S. Exposure” shall mean, with respect to any Lender at any time, the sum of (a) the aggregate principal amount of the U.S. Loans of such Lender outstanding at such time, and (b) the Revolving L/C Exposure with respect to Letters of Credit issued for the account of any U.S. Borrower at such time of such Lender at such time.

“U.S. Line Cap” shall mean an amount that is equal of the lesser of (a) the total Commitments and (b) the then applicable U.S. Borrowing Base.

“U.S. Loans” shall mean all Loans to a U.S. Borrower made pursuant to Article II of this Agreement.

“U.S. Overadvance Amount” shall mean at any time the amount by which U.S. Exposure exceeds U.S. Line Cap.

“U.S. Security Documents” shall mean the Mortgages, the U.S. Collateral Agreement, the Foreign Pledge Agreements, the Control Arrangements of a U.S. Borrower and each of the security agreements and other instruments and documents executed and delivered by a U.S. Borrower pursuant to any of the foregoing or pursuant to Section 5.10 and governed by the laws of a State located within the United States.

“Unfunded Pension Liability” shall mean, as of the most recent valuation date for the applicable Plan, the excess of (1) the Plan’s actuarial present value (determined on the basis of reasonable assumptions employed by the independent actuary for such Plan for purposes of Section 412 of the Code or Section 302 of ERISA) of its benefit liabilities (as defined in Section 4001(a)(16) of ERISA) over (2) the Fair Market Value of the assets of such Plan.

“Uniform Commercial Code” shall mean the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

“United States” and “U.S.” shall mean the United States of America.

“Unrestricted Subsidiary” shall mean (1) any Subsidiary identified on Schedule 1.01D and (2) any Subsidiary designated by the Lead Borrower as an Unrestricted Subsidiary hereunder by written notice to the Administrative Agent; provided, that the Lead Borrower shall only be permitted to so designate a new Unrestricted Subsidiary after the Closing Date and so long as (a) no Default or Event of Default has occurred and is continuing or would result therefrom, (b) such Unrestricted Subsidiary shall be capitalized (to the extent capitalized by the Lead Borrower or any of the Subsidiaries) through Investments as permitted by, and in compliance with, Section 6.04(j), and any prior or concurrent Investments in such Subsidiary by the Borrowers or any of the Subsidiaries shall be deemed to have been made under Section 6.04(j), (c) without duplication of clause (b), any assets owned by such Unrestricted Subsidiary at the time of the initial designation thereof shall be treated as Investments pursuant to Section 6.04(j), (d) before and after giving effect to such designation (and any Investments in such Unrestricted Subsidiary), the Payment Conditions shall be satisfied and (e) such Subsidiary shall have been designated an “unrestricted subsidiary” (or otherwise not be subject to the covenants and defaults) under the Term Loan Credit Agreement, the Permitted Term Priority Indebtedness Documents, the documentation governing any other Material Indebtedness that has an “unrestricted subsidiary” concept (and all Permitted Refinancing Indebtedness in respect of any of the foregoing) and all Disqualified Stock (if applicable); provided, further, that at the time of the initial Investment by the Lead Borrower or any of the Subsidiaries in such Subsidiary, the Lead Borrower shall designate such entity as an Unrestricted Subsidiary in a written notice to the Administrative Agent. The Lead Borrower may designate any Unrestricted Subsidiary to be a Subsidiary for purposes of this Agreement (each, a “Subsidiary Redesignation”); provided, further, that (i) such Unrestricted Subsidiary, both before and after giving effect to such designation, shall be a Wholly Owned Subsidiary of the Lead Borrower, (ii) no Default or Event of Default has occurred and is continuing or would result therefrom, (iii) all representations and warranties contained herein and in the Loan Documents shall be true and correct in all material respects with the same effect as though such representations and warranties have been made on and as of the date of such Subsidiary Redesignation (both before and after giving effect thereto), unless stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date and (iv) the Lead Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by a Responsible Officer of the Lead Borrower, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clauses (i) through (iii), inclusive; provided, further, that a Subsidiary Redesignation shall constitute the incurrence at the time of such redesignation of any Investments, Indebtedness or Liens of the applicable Unrestricted Subsidiary designated as a Subsidiary. Unrestricted Subsidiaries shall not be subject to the affirmative or negative covenants, or, except as specified in the definition of “Subsidiary,” Event of Default provisions contained in this Agreement.

“USA PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)).

“VAT” shall mean (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

“Wholly Owned Domestic Subsidiary” of any Person shall mean a Domestic Subsidiary of such Person that is a Wholly Owned Subsidiary.

“Wholly Owned Subsidiary” of any Person shall mean a subsidiary of such Person, all of the Equity Interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) are owned by such Person or another Wholly Owned Subsidiary of such Person.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Write-Down and Conversion Powers” shall mean, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02. Terms Generally. The definitions set forth or referred to in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, any reference in this Agreement to any Loan Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time in accordance with the requirements hereof and thereof. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, that, if the Lead Borrower notifies the Administrative Agent that the Lead Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Lead Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document, (i) in the event of an accounting change before or after the date hereof requiring all leases to be capitalized, only those leases (assuming for purposes hereof that such leases were in effect on the date hereof) that would constitute capitalized leases in conformity with GAAP on December 31, 2017 shall be considered Capital Lease Obligations, and (ii) no change in the term of any lease arrangement required in connection with the ordinary course renewal or extension thereof shall result in any lease obligation that was not previously a Capital Lease Obligation (after giving effect to clause (i)) constituting a Capital Lease Obligation for any purpose under this Agreement, and, in each case all calculations and determinations under this Agreement and any other Loan Document shall be made or delivered, as applicable, in accordance therewith.

Section 1.03. Exchange Rates; Currency Equivalents.

(a) The Administrative Agent shall determine the Spot Rate as of each Revaluation Date to be used for calculating Dollar Equivalent amounts of Alternate Currency Letters of Credit. Such Spot Rate shall become effective as of such Revaluation Date and shall be the Spot Rate employed in converting any amounts between the Dollars and each Alternate Currency until the next Revaluation Date to occur. Except for purposes of financial statements delivered by Loan Parties hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent. No Default or Event of Default shall arise as a result of any limitation or threshold set forth in Dollars in Article VI or paragraph (f) or (j) of Section 7.01 being exceeded solely as a result of changes in currency exchange rates from those rates applicable on the first day of the fiscal quarter in which such determination occurs or in respect of which such determination is being made.

(b) Wherever in this Agreement in connection with an Alternate Currency Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, such amount shall be the Dollar Equivalent of such Dollar amount (rounded to the nearest unit of such Alternate Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent.

Section 1.04. Classification of Revolving Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., an “Initial Revolving Loan” or “Initial U.S. Loan”) or by Type (e.g., a “Eurocurrency Loan”) or by Class and Type (e.g., a “Eurocurrency Initial Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., an “Initial Revolving Borrowing”) or by Type (e.g., a “Eurocurrency Rate Borrowing”) or by Class and Type (e.g., a “Eurocurrency Rate Initial Revolving Borrowing”).

Section 1.05. Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

Section 1.06. Timing of Payment or Performance. When payment of any obligation or performance of any covenant, duty or obligation is stated to be due or required on a day which is not a Business Day, the date of such payment (other than as described in the definition of “Interest Period”) or performance shall extend to the immediately succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.

ARTICLE II

THE CREDITS

Section 2.01. Commitments. Subject to and upon the terms and conditions set forth herein, each Lender severally agrees to make (i) loans in Dollars to a U.S. Borrower (as designated by the Applicable Administrative Borrower) from time to time during the Availability Period in an aggregate principal amount at any time outstanding up to the amount that would not result in clauses (a) or (b) of the Availability Conditions not being met, and (ii) loans in any Alternate Currency to a U.K. Borrower (as designated by the Applicable Administrative Borrower) from time to time during the Availability Period in an aggregate principal amount at any time outstanding up to the amount that would not result in clauses (a) or (c) of the Availability Conditions not being met. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Loans. Notwithstanding anything to the contrary, (x) no U.K. Borrower shall be liable for any of the U.S. Loans or other Obligations of Holdings or the U.S. Borrowers and (y) all Loan Parties shall be jointly and severally liable for the U.K. Loans and the other Obligations of the U.K. Borrowers.

Section 2.02. Loans and Borrowings.

(a) Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Type and Class made by the Lenders ratably in accordance with their respective Commitments on the date such Loans are made hereunder. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided, that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. Each Swingline Loan shall be made in accordance with the procedures set forth in Section 2.03(b).

(b) Subject to Section 2.12, each Borrowing shall be comprised entirely of ABR Loans or Eurocurrency Loans in a single currency permitted under Section 2.01 as the Applicable Administrative Borrower may request in accordance herewith; provided that each Swingline Loan shall be an ABR Loan. Each Lender at its option may make any ABR Loan or Eurocurrency Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided, that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement and such Lender shall not be entitled to any amounts payable under Section 2.13 or 2.15 solely in respect of increased costs resulting from such exercise and existing at the time of such exercise; provided further, that, for the avoidance of doubt, ABR Loans shall be denominated only in Dollars, and all Borrowings denominated in Pounds Sterling, Euros, Canadian Dollars or Swiss Francs must be Eurocurrency Loans.

(c) At the commencement of each Interest Period for any Eurocurrency Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum; provided, that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Commitments, that is required to finance the reimbursement of an L/C Disbursement as contemplated by Section 2.04(e). Borrowings of more than one Type and/or Class may be outstanding at the same time; provided, that there shall not at any time be more than a total of 5 Eurocurrency Borrowings outstanding.

(d) Notwithstanding any other provision of this Agreement, the Applicable Administrative Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Final Maturity Date.

Section 2.03. Procedures for Borrowings; Swingline.

(a) Borrowings. To request a Borrowing, an irrevocable Borrowing Request shall be sent to the Administrative Agent via electronic communications or telecopy: (i) in the case of a Eurocurrency Borrowing of U.S. Loans, not later than 12:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing, (ii) in the case of a Eurocurrency Borrowing of U.K. Loans, not later than 12:00 p.m., Local Time, four (4) Business Days before the date of the proposed Borrowing, or (iii) in the case of an ABR Borrowing of either U.K. Loans or U.S. Loans (other than Swingline Loans), not later than 12:00 noon, Local Time, one (1) Business Day before the date of the proposed Borrowing; provided, that any such notice of an ABR Borrowing to finance the reimbursement of an L/C Disbursement as contemplated by Section 2.04(e) may be given not later than 10:00 a.m., Local Time, on the date of the proposed Borrowing. Each such Borrowing Request shall be in a form approved by the Administrative Agent and signed by the Applicable Administrative Borrower. Each such written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)	the name of the Borrower that the Borrowing is being requested on behalf of;

(ii)	the aggregate amount of the requested Borrowing;

(iii)	the date of such Borrowing, which shall be a Business Day;

(iv)	whether such Borrowing is to be Borrowing or a Eurocurrency Borrowing;

(v)	in the case of a Eurocurrency Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(vi)	the location and number of the applicable Borrower’s account to which funds are to be disbursed;

(vii)	the Class of such Borrowing;

(viii)	whether such Borrowing will be of U.S. Loans or U.K. Loans; and

(ix)	to the extent the Borrowing will be of U.K. Loans, the currency of the Borrowing.

(b) Swingline.

(i) Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans to the U.S. Borrowers in Dollars from time to time during the Availability Period, in an aggregate principal amount at any time outstanding not to exceed $10,000,000 (the “Swingline Sublimit”); provided that (x) the Swingline Lender shall not be required to make any Swingline Loan to refinance an outstanding Swingline Loan, (y) after giving effect to any Swingline

Loan, the Global Exposure shall not exceed the Commitments then in effect and (z) after giving effect to any Swingline Loan, the Global Exposure shall not exceed the Global Line Cap then in effect. Each Swingline Loan shall be in a minimum principal amount of not less than $100,000 or, if greater, a whole multiple of $100,000 (or such other amount as may be agreed by the Swingline Lender). Within the foregoing limits and subject to the terms and conditions set forth herein, Swingline Loans may be borrowed, prepaid and reborrowed during the Availability Period. To request a Swingline Loan, the Lead Borrower shall notify the Swingline Lender (with a copy to the Administrative Agent) of such request via electronic communication or telecopy, not later than 1:00 p.m. on the day of a proposed Borrowing of a Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. The Swingline Lender shall make each Swingline Loan available to the applicable Borrower on the same Business Day in accordance with the instructions of the Lead Borrower (including, in the case of a Swingline Loan made to finance the reimbursement of an L/C Disbursement as provided in Section 2.04(e), by remittance to the applicable Issuing Bank).

(ii) The Swingline Lender may by written notice given to the Administrative Agent not later than 12:00 p.m. on any Business Day require the Lenders to acquire participations on the second Business Day following receipt of such notice in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Lender, specifying in such notice such Lender’s ratable share of such Swingline Loan or Swingline Loans. Each Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s ratable share of such Swingline Loan or Swingline Loans. Each Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or any reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Lenders pursuant to this Section 2.03(b)), and the Administrative Agent shall promptly remit to the Swingline Lender the amounts so received by it from the Lenders. The Administrative Agent shall notify the Lead Borrower of any participation in any Swingline Loan acquired pursuant to this Section 2.03(b), and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from the Lead Borrower (or other Person on behalf of the Lead Borrower) in respect of any Swingline Loan after receipt by the Swingline Lender of the proceeds of any sale of participations therein shall be promptly remitted by the Swingline Lender to the Administrative Agent and any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Lenders that have made their payments pursuant to this Section 2.03(b) and to the Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Swingline Lender or the Administrative Agent, as the case may be, and thereafter to the Lead Borrower, if and to the extent such payment is required to be refunded to the Lead Borrower for any reason. The purchase of participations in any Swingline Loan pursuant to this Section 2.03(b) shall not relieve the Lead Borrower of any default in the payment thereof.

(iii) If any Lender fails to make available to the Administrative Agent for the account of the Swingline Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03 by the time specified in this Section 2.03(b), the Swingline Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swingline Lender at a rate per annum equal to the greater of the Federal Funds Rate from time to time in effect and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. A certificate of the Swingline Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent manifest error.

(iv) The Swingline Lender may resign as Swingline Lender upon 30 days prior written notice to the Administrative Agent, the Lenders and the Lead Borrower. The Swingline Lender may be replaced at any time by written agreement among the Lead Borrower, the Administrative Agent, the replaced Swingline Lender (provided that no consent of the replaced Swingline Lender will be required if the replaced Swingline Lender has no Swingline Loans outstanding) and the successor Swingline Lender. The Administrative Agent shall notify the Lenders of any such replacement of the Swingline Lender. At the time any such replacement or resignation shall become effective, the applicable Borrowers shall prepay any outstanding Swing Line Loans made by the resigning or removed Swingline Lender. From and after the effective date of any such replacement or resignation, (x) any successor Swingline Lender shall have all the rights and obligations of a Swingline Lender under this Agreement with respect to Swingline Loans made thereafter and (y) references herein to the term “Swingline Lender” shall be deemed to refer to such successor or to any previous Swingline Lender, or to such successor and all previous Swingline Lenders, as the context shall require.

Section 2.04. Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein the Applicable Administrative Borrower, on behalf of any Borrower, for its own benefit or for the benefit of any Wholly Owned Subsidiary, may request the issuance of (x) subject to the ability of the relevant Issuing Bank to issue the same, trade letters of credit in support of trade obligations of Holdings and its Wholly Owned Subsidiaries incurred in the ordinary course of business (such letters of credit issued for such purposes, “Trade Letters of Credit”) and (y) standby letters of credit issued for any other lawful purposes of Holdings and its Wholly Owned Subsidiaries (other than to support the incurrence of Indebtedness for borrowed money by Holdings and its Wholly Owned Subsidiaries) (such letters of credit issued for such purposes, “Standby Letters of Credit”) for its own account or for the account of any Wholly Owned Subsidiary in a form reasonably acceptable to the applicable Issuing Bank, at any time and from time to time during the Availability Period and prior to the date that is 5 Business Days prior to the Final Maturity Date. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Lead Borrower to, or entered into by the Lead Borrower with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. Unless otherwise expressly agreed by the Issuing Bank and the Lead Borrower, when a Letter of Credit is issued, (i) the rules of the International Standby Practices shall apply to each Standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance, shall apply to each Trade Letter of Credit. “Letters of Credit” shall include Trade Letters of Credit and Standby Letters of Credit. For the avoidance of doubt, Citi shall be under no obligation to issue Trade Letters of Credit.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal (other than an automatic extension in accordance with paragraph (c) of this Section) or extension of an outstanding Letter of Credit), the Applicable Administrative Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Administrative Agent (three Business Days in advance of the requested date of issuance, amendment or extension or such shorter period as the Administrative Agent and the Issuing Bank in their sole discretion may agree) a Letter of Credit Request identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount and currency (which may be Dollars or an Alternate Currency) of such Letter of Credit, the name and address of the beneficiary thereof and whether such Letter of Credit constitutes a Standby Letter of Credit or a Trade Letter of Credit. If requested by the applicable Issuing Bank, the Applicable Administrative Borrower also shall submit (i) a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit and (ii) such other information as shall be necessary to issue, amend or extend such Letter of Credit. A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit the Lead Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension (i) the Revolving L/C Exposure shall not exceed the Letter of

Credit Sublimit, (ii) the issuance of the Letter of Credit will not result in (A) with respect to any Letter of Credit requested by any U.S. Borrower, clauses (a) and (b) of the Availability Conditions not being met or (B) with respect to any Letter of Credit issued by any U.K. Borrower, clauses (a) and (c) of the Availability Conditions not being met, and (iii) no Alternate Currency Letter of Credit shall be issued if, after giving effect thereto, the aggregate amount of L/C Exposure with respect to all Alternate Currency Letters of Credit would exceed $30 million.

(c) Expiration Date. Each Standby Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date that is one year (unless otherwise agreed upon by the Administrative Agent and the relevant Issuing Bank in their sole discretion) after the date of the issuance of such Standby Letter of Credit (or, in the case of any renewal or extension thereof, one year (unless otherwise agreed upon by the Administrative Agent and the relevant Issuing Bank in their sole discretion) after such renewal or extension) and (ii) the date that is five Business Days prior to the Final Maturity Date; provided, that any Standby Letter of Credit with one year tenor may provide for automatic extension thereof for additional one-year periods (which, in no event, shall extend beyond the date referred to in clause (ii) of this paragraph (c)) so long as such Standby Letter of Credit permits the Issuing Bank to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Standby Letter of Credit) by giving prior notice to the beneficiary thereof within a time period during such twelve-month period to be agreed upon at the time such Standby Letter of Credit is issued; provided, further, that if the Issuing Bank and the Administrative Agent each consent in their sole discretion, the expiration date on any Standby Letter of Credit may extend beyond the date referred to in clause (ii) above, provided, that (x) if any such Standby Letter of Credit is outstanding or is issued after the date that is 30 days prior to the Final Maturity Date, the Applicable Administrative Borrower shall provide cash collateral pursuant to documentation reasonably satisfactory to the Administrative Agent and the relevant Issuing Bank in an amount equal to 105% of the face amount of each such Standby Letter of Credit or provide a back- to-back letter of credit, in form and substance and from an issuing bank satisfactory to the relevant Issuing Bank on or prior to the date that is 30 days prior to the Final Maturity Date or, if later, such date of issuance and (y) each Lender’s participation in any undrawn Letter of Credit that is outstanding on the Final Maturity Date shall terminate on the Final Maturity Date. Each Trade Letter of Credit shall expire on the earlier of (x) 180 days after such Trade Letter of Credit’s date of issuance or (y) the date that is five Business Days prior to the Final Maturity Date.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or Lender, such Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Pro Rata Percentage of the aggregate amount available to be drawn under such Letter of Credit (calculated, in the case of Alternate Currency Letters of Credit, based on the Dollar Equivalent thereof). In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, in Dollars, such Lender’s Pro Rata Percentage of each L/C Disbursement made by such Issuing Bank and not reimbursed by the Lead Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Lead Borrower for any reason (calculated, in the case of any Alternate Currency Letter of Credit, based on the Dollar Equivalent thereof). Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or Event of Default or reduction or termination of the Commitments or the fact that, as a result of changes in currency exchange rates, such Lender’s Global Exposure at any time might exceed its Commitment at such time and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If the applicable Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, the relevant Borrower shall reimburse such L/C Disbursement by paying to the Administrative Agent an amount in Dollars equal to such L/C Disbursement (or, in the case of an Alternate Currency Letter of Credit, the Dollar Equivalent thereof in such Alternate Currency) not later than 2:00 p.m., Local Time, on the next Business Day after the Lead Borrower receives notice under paragraph (g) of this Section of such L/C Disbursement, together with accrued interest thereon from the date of such L/C Disbursement at the rate applicable to ABR Loans; provided, that the relevant Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such payment be financed with an ABR Borrowing or a Swingline Loan in an equivalent amount and, to the extent so financed, the relevant Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Borrowing or Swingline Loan. If the relevant Borrower fails to reimburse any L/C Disbursement when due, then the Administrative Agent shall promptly notify the applicable Issuing Bank and each other Lender of the applicable L/C Disbursement, the payment then due from the relevant Borrower in respect thereof and, in the case of a Lender, such Lender’s Pro Rata Percentage thereof. Promptly following receipt of such notice, each Lender shall pay to the Administrative Agent in Dollars (or, in the case of an Alternate Currency Letter of Credit, the Dollar Equivalent thereof in such Alternate Currency) its Pro Rata Percentage of the payment then due from the relevant Borrower in the same manner as provided in Section 2.05 with respect to Loans made by such Lender (and Section 2.05 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Lenders. Promptly following receipt by the Administrative Agent of any payment from the relevant Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse an Issuing Bank for any L/C Disbursement (other than the funding of an ABR Loan as contemplated above) shall not constitute a Loan and shall not relieve the relevant Borrower of its obligation to reimburse such L/C Disbursement.

(f) Obligations Absolute. The obligation of the relevant Borrower to reimburse L/C Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the relevant Borrower’s obligations hereunder. Neither the Administrative Agent, the Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of such Issuing Bank, or any of the circumstances referred to in clauses (i), (ii) or (iii) of the first sentence; provided, that the foregoing shall not be construed to excuse the applicable Issuing Bank from liability to the relevant Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the relevant Borrower to the extent permitted by applicable law) suffered by the relevant Borrower that are determined by a decision of a court of competent jurisdiction to have been caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the applicable Issuing Bank, such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Such Issuing Bank shall promptly notify the Administrative Agent and the Lead Borrower in writing of any such demand for payment under a Letter of Credit and whether such Issuing Bank has made or will make an L/C Disbursement thereunder; provided, that any failure to give or delay in giving such notice shall not relieve the relevant Borrower of its obligation to reimburse such Issuing Bank and/or the Lenders with respect to any such L/C Disbursement.

(h) Interim Interest. If an Issuing Bank shall make any L/C Disbursement, then, unless the relevant Borrower shall reimburse such L/C Disbursement in full on the date such L/C Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such L/C Disbursement is made to but excluding the date that the relevant Borrower reimburses such L/C Disbursement, at the rate per annum then applicable to ABR Borrowings; provided, that, if such L/C Disbursement is not reimbursed by the relevant Borrower when due pursuant to paragraph (e) of this Section, then Section 2.11(c) shall apply. Interest accrued pursuant to this paragraph shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i) Replacement of an Issuing Bank. An Issuing Bank may be replaced at any time by written agreement among the Lead Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the relevant Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.10. From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of such Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement but shall not be required to issue additional Letters of Credit.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, (i) in the case of an Event of Default described in Section 7.01(h) or (i), on the Business Day or (ii) in the case of any other Event of Default, on the third Business Day, in each case, following the date on which the Lead Borrower receives notice from the Administrative Agent (or, if the maturity of the Loans has been accelerated, the Required Lenders) demanding the deposit of cash collateral pursuant to this paragraph, the relevant Borrower shall deposit in an account with or at the direction of the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash in Dollars equal to the Revolving L/C Exposure as of such date plus any accrued and unpaid interest thereon; provided, that upon the occurrence of any Event of Default with respect to the Lead Borrower described in clause (h) or (i) of Section 7.01, the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind. Each such deposit pursuant to this paragraph shall be held by the Collateral Agent as collateral for the payment and performance of the obligations of the relevant Borrower under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of (i) for so long as an Event of Default shall be continuing, the Administrative Agent and (ii) at any other time, the Lead Borrower, in each case, in Permitted Investments and at the risk and expense of the Lead Borrower, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse each Issuing Bank for L/C Disbursements for which such Issuing Bank has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the relevant Borrower for the Revolving L/C Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of the Required Lenders), be applied to satisfy other obligations of the relevant Borrower under this Agreement. If the relevant Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the relevant Borrower within three Business Days after all Events of Default have been cured or waived.

(k) Appointment of Issuing Banks. From time to time, the Lead Borrower may by notice to the Administrative Agent designate any Lender that may agree (in its sole discretion) to act in such capacity and is reasonably satisfactory to the Administrative Agent as an Issuing Bank. Each such initial or additional Issuing Bank shall execute a counterpart of this Agreement upon the approval of the Administrative Agent (which approval shall not be unreasonably withheld) and shall thereafter be an Issuing Bank hereunder for all purposes. The Lead Borrower can, in its sole discretion, request the issuance of a Letter of Credit from any Issuing Bank.

(l) Reporting. Unless otherwise requested by the Administrative Agent, each Issuing Bank shall (i) provide to the Administrative Agent copies of any notice received from the Lead Borrower pursuant to Section 2.04(b) no later than the next Business Day after receipt thereof and (ii) report in writing to the Administrative Agent (A) on or prior to each Business Day on which such Issuing Bank expects to issue, amend or extend any Letter of Credit, the date of such issuance, amendment or extension, and the aggregate face amount of the Letters of Credit to be issued, amended or extended by it and outstanding after giving effect to such issuance, amendment or extension occurred (and whether the amount thereof changed), and the Issuing Bank shall be permitted to issue, amend or extend such Letter of Credit if the Administrative Agent shall not have advised the Issuing Bank that such issuance, amendment or extension would not be in conformity with the requirements of this Agreement, (B) on each Business Day on which such Issuing Bank makes any L/C Disbursement, the date of such L/C Disbursement and the amount of such L/C Disbursement and (C) on any other Business Day, such other information with respect to the outstanding Letters of Credit issued by such Issuing Bank as the Administrative Agent shall reasonably request, including but not limited to prompt verification of such information as may be requested by the Administrative Agent. Upon request from time to time by any Lender, the Administrative Agent shall provide information with respect to the current amount of Letters of Credit outstanding.

Section 2.05. Funding of Borrowings.

(a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon, Local Time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to an account of the applicable Borrower as specified in the Borrowing Request; provided, that ABR Loans made to finance the reimbursement of an L/C Disbursements and reimbursements as provided in Section 2.04(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with this Section and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the relevant Borrower severally agree to pay to the Administrative Agent forthwith on demand (without duplication) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of (A) the Federal Funds Rate and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of a Borrower, the interest rate applicable to ABR Loans at such time. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

Section 2.06. Interest Elections.

(a) Each Borrowing initially shall be of the Type and Class specified in the applicable Borrowing Request and, in the case of a Eurocurrency Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Applicable Administrative Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurocurrency Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Applicable Administrative Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Loans, which may not be converted or continued.

(b) To make an election pursuant to this Section, the Applicable Administrative Borrower shall notify the Administrative Agent of such election by electronic communications or telecopy of a written Interest Election Request in the form of Exhibit D and signed by the Applicable Administrative Borrower, by the time that a Borrowing Request would be required under Section 2.03 if the Applicable Administrative Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such written Interest Election Request shall be irrevocable.

(c) Each written Interest Election Request shall be irrevocable and shall specify the following information in compliance with

i. the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

ii. the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

iii. whether the resulting Borrowing is to be an ABR Borrowing or a Eurocurrency Borrowing;

iv. the currency of the resulting Borrowing; and

v. if the resulting Borrowing is a Eurocurrency Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a Eurocurrency Borrowing but does not specify an Interest Period, then the Applicable Administrative Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender to which such Interest Election Request relates of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Applicable Administrative Borrower fails to deliver a timely Interest Election Request with respect to a Eurocurrency Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the written request (including a request through electronic means) of the Required Lenders, so notifies the Applicable Administrative Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurocurrency Borrowing and (ii) unless repaid, each Eurocurrency Borrowing denominated in Dollars shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

Section 2.07. Termination and Reduction of Commitments.

(a) Unless previously terminated, the Commitments shall terminate on the Maturity Date.

(b) The Applicable Administrative Borrower may at any time terminate, or from time to time reduce, the Commitments; provided, that (i) each reduction of the Commitments shall be in an amount that is an integral multiple of $1.0 million and not less than $5.0 million (or, if less, the remaining amount of the Commitments) and (ii) the Applicable Administrative Borrower shall not terminate or reduce the Commitments unless, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.09, the Availability Conditions will be satisfied and no Cash Dominion Period will be triggered as a result therefrom.

(c) The Applicable Administrative Borrower shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof.

Promptly following receipt of any notice, the Administrative Agent shall advise the applicable Lenders of the contents thereof. Each notice delivered by the Applicable Administrative Borrower pursuant to this Section shall be irrevocable; provided, that a notice of termination of the Commitments delivered by the Applicable Administrative Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities or other transactions, in which case such notice may be revoked by the Applicable Administrative Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their respective Pro Rata Percentage.

Section 2.08. Repayment of Loans; Evidence of Debt.

(a) Holdings and the U.S. Borrowers, jointly and severally, hereby unconditionally promise to pay (i) to the Administrative Agent for the account of each Lender the then unpaid principal amount of each U.S. Loan (other than a Swingline Loan) to the U.S. Borrowers on the Maturity Date and (ii) to the Swingline Lender, the then unpaid principal amount of each Swingline Loan on the earlier of (i) the date that is ten (10) Business Days after written request from the Swingline Lender and (y) the Maturity Date.

(b) The Loan Parties, jointly and severally, hereby unconditionally promise to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each U.K. Loan to the U.K. Borrowers on the Maturity Date.

(c) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(d) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class thereof and Type thereof and the Interest Period (if any) applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) any amount received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(e) The entries made in the accounts maintained pursuant to paragraph (c) or (d) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(f) Any Lender may request that Loans made by it be evidenced by a promissory note (a “Note”). In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to such Lender and its registered assigns and in a form approved by the Administrative Agent and reasonably acceptable to the Lead Borrower. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein and its registered assigns.

Section 2.09. Prepayment of Loans.

(a) The applicable Borrower shall have the right at any time and from time to time to prepay any Loan in whole or in part, without premium or penalty (but subject to Section 2.14), in an aggregate principal amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum or, if less, the amount outstanding, subject to prior notice in accordance with Section 2.09(g), which notice shall be irrevocable except to the extent conditioned on a refinancing of all or any portion of the ABL Facility or the consummation of any other transaction.

(b) If at any time a U.K. Overadvance Amount exists (other than as a result of any Protective Advance), the U.K. Borrowers shall promptly, and in any event within five (5) Business Days, prepay the applicable Borrowings (or, if no such Borrowings are outstanding, deposit cash collateral in an account with the Administrative Agent pursuant to Section 2.04(j)), in an aggregate amount equal to such U.K. Overadvance Amount.

(c) If at any time a U.S. Overadvance Amount exists (other than as a result of any Protective Advance), the Applicable Administrative Borrower shall, promptly, and in any event within five (5) Business Days, prepay the applicable Borrowings (or, if no such Borrowings are outstanding, deposit cash collateral in an account with the Administrative Agent pursuant to Section 2.04(j)), in an amount equal to such U.S. Overadvance Amount.

(d) In the event and on such occasion that the Global Exposure exceeds the Global Line Cap, the relevant Borrowers shall prepay the Borrowings (or, if no such Borrowings are outstanding, deposit cash collateral in an account with the Administrative Agent pursuant to Section 2.04(j)) in an aggregate amount equal to such excess.

(e) In the event and on such occasion as the Revolving L/C Exposure exceeds the Letter of Credit Sublimit, the relevant Borrower shall deposit cash collateral in an account with the Administrative Agent pursuant to Section 2.04(j) in an amount equal to such excess.

(f) If as a result of changes in currency exchange rates, on any Revaluation Date, (i) the total U.K. Exposure exceeds the U.K. Line Cap, (ii) the Revolving L/C Exposure exceeds the Letter of Credit Sublimit or (iii) the Revolving L/C Exposure with respect to all Alternate Currency Letters of Credit exceeds $30 million, the relevant Borrower shall within 5 days of such Revaluation Date (A) prepay U.K. Loans or (B) deposit cash collateral in an account with the Administrative Agent pursuant to Section 2.04(j), in an aggregate amount such that the applicable exposure does not exceed the applicable commitment, sublimit or amount set forth above.

(g) Prior to any repayment or prepayment of any Loans, the Applicable Administrative Borrower shall select the Borrowing or Borrowings to be repaid (provided that prepayment of Loans shall be applied first to reduce outstanding ABR Loans) and shall notify the Administrative Agent in writing of such selection not later than 1:00 p.m., Local Time, (i) in the case of an ABR Borrowing, one Business Day before the scheduled date of such repayment and (ii) in the case of a Eurocurrency Borrowing, three Business Days before the scheduled date of such repayment. In accordance with paragraph (h) below, each repayment of a Borrowing shall be applied to the Loans included in the repaid Borrowing such that each Lender receives its ratable share of such repayment (based upon the respective Global Exposures of the Lenders at the time of such repayment). Repayments of Eurocurrency Borrowings shall be accompanied by accrued interest on the amount repaid.

(h) Unless during a Cash Dominion Period, all mandatory prepayments shall be applied as follows: first, to the principal balance of the Loans subject to such mandatory prepayment until the same have been prepaid in full; and second, to cash collateralize all Letters of Credit plus any accrued and unpaid interest thereon (to be held and applied in accordance with Section 2.04 (j) hereof).

Section 2.10. Fees.

(a) The Lead Borrower agrees to pay, or cause to be paid, to each Lender (other than any Defaulting Lender), through the Administrative Agent, no later than five (5) Business Days following the last calendar day of each March, June, September and December and on the date on which the Commitments of all the Lenders shall be terminated as provided herein and thereafter on demand, a commitment fee (a “Commitment Fee”) equal to the Applicable Commitment Fee Rate multiplied by the average amount by which the Commitments (other than Commitments of a Defaulting Lenders) exceed the average daily balance of outstanding Loans during the Availability Period, including the stated amount of outstanding Letters of Credit during any fiscal quarter. All Commitment Fees shall be payable in Dollars and shall be computed on the basis of the actual number of days elapsed in a year of 360 days. The Commitment Fee due to each Lender shall commence to accrue on the Closing Date and shall cease to accrue on the date on which the last of the Commitments of such Lender shall be terminated as provided herein.

(b) The Lead Borrower from time to time agrees to pay (i) to each Lender (other than any Defaulting Lender), through the Administrative Agent, no later than five (5) Business Days following the last calendar day of each March, June, September and December and on the date on which the Commitments shall be terminated as provided herein, a fee (an “L/C Participation Fee”) on such Lender’s Pro Rata Percentage of the daily aggregate Revolving L/C Exposure (excluding the portion thereof attributable to unreimbursed L/C Disbursements), during the preceding quarter (or shorter period commencing with the Closing Date or ending with the Final Maturity Date or the date on which the Commitments shall be terminated) at the rate per annum equal to the Applicable Margin for Eurocurrency Borrowings effective for each day in such period, it being agreed that, notwithstanding anything to the contrary in Section 1.03, in calculating the Dollar Equivalent amount of Alternate Currency Letters of Credit, the Administrative Agent may elect to employ the Spot Rate determined on the date such L/C Participation Fees are determined retroactively to each day for which such L/C Participation Fee is calculated and (ii) to each Issuing Bank, for its own account (x) no later than five (5) Business Days following the last calendar day of each March, June, September and December and the date on which the Commitments shall be terminated as provided herein, a fronting fee in respect of each Letter of Credit issued by such Issuing Bank for the period from and including the date of issuance of such Letter of Credit to and including the termination of such Letter of Credit (computed at a rate equal to 0.125% per annum of the daily stated amount of such Letter of Credit), plus (y) in connection with the issuance, amendment or transfer of any such Letter of Credit or any L/C Disbursement thereunder, such Issuing Bank’s customary documentary and processing fees and charges (collectively, “Issuing Bank Fees”). All L/C Participation Fees and Issuing Bank Fees shall be payable in Dollars and shall be computed on the basis of the actual number of days elapsed in a year of 360 days.

(c) The Lead Borrower shall pay (or cause to be paid) in cash to the Administrative Agent, for its own account, the fees set forth in the Administrative Agent Fee Letter.

(d) All Fees with respect to which a payment date is not otherwise specified herein shall be payable quarterly in arrears no later than five (5) Business Days following the last calendar day of each March, June, September and December, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders, except that Issuing Bank Fees shall be paid directly to the applicable Issuing Banks. Once paid, none of the Fees shall be refundable under any circumstances.

(e) It is understood and agreed that the payment by the Lead Borrower of the fees required by this Section 2.10 (on behalf of itself and/or any other Borrower) is permitted under the Credit Agreement without requiring use of any carve-out from any provision of Article 6.

Section 2.11. Interest.

(a) The Loans comprising each ABR Borrowing shall bear interest at the ABR plus the Applicable Margin.

(b) The Loans comprising each Eurocurrency Borrowing shall bear interest at the Adjusted Eurocurrency Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin.

(c) For so long as any Event of Default shall have occurred and be continuing under Section 7.01(b), (c), (h) or (i), upon notice of the Administrative Agent (at the direction of the Required Lenders) to the Lead Borrower, (i) any overdue Loan shall bear interest at a rate per annum equal to 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other overdue amount (including, but not limited to, fees to be paid under the Loan Documents), such other overdue amount shall bear interest at a rate per annum equal to 2% plus the rate applicable to Loans as provided in paragraph (a) of this Section.

(d) Accrued interest on each Loan shall be payable in arrears (i) on each Interest Payment Date for such Loan, (ii) on the earlier of (A) the termination of all of the Commitments and (B) the Maturity Date and (iii) on the date of each prepayment or repayment of such Loans; provided, that (x) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (y) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (z) in the event of any conversion of any Eurocurrency Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the ABR shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable ABR, Adjusted Eurocurrency Rate or Eurocurrency Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.12. Alternate Rate of Interest. (a) If prior to the commencement of any Interest Period for a Eurocurrency Borrowing:

i. the Administrative Agent determines (which determination shall be conclusive absent manifest error) or the Required Lenders notify the Administrative Agent (with a copy to the Lead Borrower) that adequate and reasonable means do not exist for ascertaining the Adjusted Eurocurrency Rate or the Eurocurrency Rate, as applicable, for such Interest Period; or

ii. the Administrative Agent is advised by the Required Lenders that the Adjusted Eurocurrency Rate or the Eurocurrency Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period; then the Administrative Agent shall give notice thereof to the Lead Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Lead Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurocurrency Borrowing denominated in such currency shall be ineffective and such Borrowing shall be converted to or continued as an ABR Borrowing without the utilization of the Adjusted Eurocurrency Rate component in determining the ABR Rate on the last day of the Interest Period applicable thereto, and (ii) if any Borrowing Request requests a Eurocurrency Borrowing, such Borrowing shall be made as an ABR Borrowing without the utilization of the Adjusted Eurocurrency Rate component in determining the ABR Rate.

(b) If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in clause (a) have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in clause (a) have not arisen but (w) the supervisor for the administrator of the applicable Eurocurrency Rate has made a public statement that the administrator of the applicable Eurocurrency Rate is insolvent (and there is no successor administrator that will continue publication of the applicable Eurocurrency Rate), (x) the administrator of the applicable Eurocurrency Rate has made a public statement identifying a specific date after which the applicable Eurocurrency Rate will permanently or indefinitely cease to be published by it (and there is no successor administrator that will continue publication of the applicable Eurocurrency Rate), (y) the supervisor for the administrator of the applicable Eurocurrency Rate has made a public statement identifying a specific date after which the applicable Eurocurrency Rate will permanently or indefinitely cease to be published or (z) the supervisor for the administrator of the applicable Eurocurrency Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the applicable Eurocurrency Rate may no longer be used for determining interest rates for loans, then the Administrative Agent and the Applicable Administrative Borrower shall select a comparable successor rate, and will promptly so notify each Lender. The Administrative Agent and the Lead Borrower shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

(c) Notwithstanding anything to the contrary in Section 9.08, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Administrative Agent shall not have received, within five (5) Business Days of the date notice of such alternate rate of interest is provided to the Lenders, a written notice from the Required Lenders stating that such Required Lenders object to such amendment. Until an alternate rate of interest shall be determined in accordance with this clause (c) (but, in the case of the circumstances described in clause (ii) of Section 2.12(b), only to the extent the applicable Eurocurrency Rate for such Interest Period is not available or published at such time on a current basis), all Borrowings shall be converted to or continued as on the last day of the Interest Period applicable thereto as an ABR Loan without the utilization of the Adjusted Eurocurrency Rate component in determining the ABR Rate.

Section 2.13. Increased Costs.

(a) If any Change in Law shall:

i. impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted Eurocurrency Rate) or Issuing Bank;

ii. subject any Lender or Issuing Bank to any additional Taxes (other than (A) Indemnified Taxes and Other Taxes indemnified under Section 2.15 and (B) Excluded Taxes); or

iii. impose on any Lender or Issuing Bank or the London interbank or other applicable offshore interbank market any other condition affecting this Agreement or Eurocurrency Loans made by such Lender or any Letter of Credit or participation therein, and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurocurrency Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or otherwise), then the relevant Borrowers will pay to such Lender or Issuing Bank, as applicable, such additional amount or amounts as will compensate such Lender or Issuing Bank, as applicable, for such additional costs incurred or reduction suffered.

(b) If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any lending office of such Lender or such Lender’s or Issuing Bank’s holding company, if any, regarding capital and liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the relevant Borrowers shall pay to such Lender or such Issuing Bank, as applicable, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as applicable, as specified in paragraph (a) or (b) of this Section shall be delivered to the Lead Borrower and shall be conclusive absent manifest error. The relevant Borrowers shall pay such Lender or Issuing Bank, as applicable, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Promptly after any Lender or any Issuing Bank has determined that it will make a request for increased compensation pursuant to this Section 2.13, such Lender or Issuing Bank shall notify the Lead Borrower thereof. Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided, that the relevant Borrowers shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or Issuing Bank, as applicable, notifies the Lead Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided, further, that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180 day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.14. Break Funding Payments. In the event of (a) the payment of any principal of any Eurocurrency Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurocurrency Loan other than on the last day of the Interest Period applicable thereto or (c) the assignment of any Eurocurrency Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Applicable Administrative Borrower pursuant to Section 2.17, then, in any such event, the relevant Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurocurrency Loan, such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender (it being understood that the deemed amount shall not exceed the actual amount) to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted Eurocurrency Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor, over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in dollars of a comparable amount and period from other banks in the Eurocurrency market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Applicable Administrative Borrower and shall be conclusive absent manifest error. The relevant Borrowers shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

Section 2.15. Taxes.

(a) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made free and clear of and without deduction for any Taxes, except where required by applicable law (as determined in the good faith discretion of the applicable withholding agent). If any applicable withholding agent shall be required by applicable law to deduct any Taxes from such payments, then (i) to the extent the deduction is on account of Indemnified Taxes or Other Taxes, the sum payable by the applicable Loan Party shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.15) the Administrative Agent, the Collateral Agent, any Lender or any Issuing Bank, as applicable, receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions and (iii) the applicable withholding agent shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b) In addition, the Loan Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c) Unless an additional amount has been paid under Section 2.15(a), each applicable Loan Party shall indemnify the Administrative Agent, each Lender and each Issuing Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes payable by the Administrative Agent, such Lender or such Issuing Bank, as applicable, on or with respect to any payment by or on account of any obligation of such Loan Party under any Loan Document and any Other Taxes payable by the Administrative Agent, such Lender or such Issuing Bank, as applicable, (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to such Loan Party by a Lender or an Issuing Bank, or by the Administrative Agent on its own behalf, on behalf of another Agent or on behalf of a Lender or an Issuing Bank, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Indemnified Taxes or Other Taxes by a Loan Party to a Governmental Authority pursuant to this Section 2.15, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) Any Lender or Issuing Bank that is entitled to an exemption from or reduction of withholding Tax or backup withholding Tax with respect to payments under any Loan Document shall deliver to the Lead Borrower (with a copy to the Administrative Agent) (or, in the case of UK withholding Tax, shall submit to the relevant Governmental Authority, as applicable, with a copy to the Lead Borrower and the Administrative Agent), to the extent such Lender or Issuing Bank is legally eligible to do so, at the time or times prescribed by applicable law, such properly completed and executed documentation prescribed by applicable law, or as may reasonably be requested by the Lead Borrower or the Administrative Agent to permit such payments to be made without such withholding Tax or at a reduced rate of withholding. In addition, each Lender and Issuing Bank shall deliver such forms, if legally eligible to deliver such forms, promptly upon the obsolescence, expiration or invalidity of any form previously delivered by such Lender or Issuing Bank. Each Lender and Issuing Bank shall promptly notify the Lead Borrower and the Administrative Agent at any time it determines that it is no longer in a position to provide any previously delivered certificate (or any other form of certification adopted by the United States or other taxing authorities for such purpose).

(f) Without limiting the generality of Section 2.15(e) above:

(A) Each Foreign Lender shall deliver to the Lead Borrower and the Administrative Agent on or before the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Lead Borrower or the Administrative Agent or as otherwise required by applicable law), two (2) executed originals, of whichever of the following is applicable: (i) duly completed Internal Revenue Service Form W-8BEN or W-8BEN-E, as applicable (or any subsequent versions thereof or successors thereto), claiming eligibility for benefits of an income tax treaty to which the United States is a party, (ii) duly completed Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto), (iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 871(h) or 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F to the effect that such Foreign Lender is not (A) a “bank” within the meaning of section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the relevant Borrower within the meaning of section 871(h)(3) or 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) duly completed copies of Internal Revenue Service Form W-8BEN or W-8BEN-E, as applicable (or any subsequent versions thereof or successors thereto), (iv) to the extent a Foreign Lender is not the beneficial owner, duly completed Internal Revenue Service Form W-8IMY, together with forms and certificates described in clauses (i) through (iii) above (and additional Form W-8IMYs and if applicable, Form W-9) as may be required, provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the benefits of the exemption for portfolio interest, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F on behalf of each such direct and indirect partner, or (v) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding Tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Lead Borrower and the Administrative Agent to determine the withholding or deduction required to be made.

(B) (i) If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Lead Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Lead Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Lead Borrower or the Administrative Agent as may be necessary for the Lead Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 2.15(f), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(ii) Notwithstanding anything herein to the contrary, each Borrower hereby agrees that the Administrative Agent shall be entitled to make any withholding or deduction from payments to the extent necessary to comply with FATCA for which the Administrative Agent shall not have liability. Each Borrower agrees to indemnify and hold harmless the Administrative Agent for any losses it may suffer due to actions it takes to comply with FATCA. The terms of this section shall survive the termination of this Agreement and the resignation or removal of the Administrative Agent.

(C) Each Lender that is not a Foreign Lender shall deliver to the Lead Borrower and the Administrative Agent two (2) executed originals of Internal Revenue Service Form W-9 (or any subsequent versions thereof or successors thereto) on or before the date such Lender becomes a party and upon the expiration of any form previously delivered by such Lender.

(D) Notwithstanding any other provision of this Section 2.15, a Lender shall not be required to deliver any form pursuant to this section that such Lender is not legally eligible to deliver.

(g) Without limiting the generality of Section 2.15(e) above:

(A) Each Lender shall opposite its name in Schedule 2.01 confirm to the U.K. Borrowers and the Administrative Agent whether it is a Qualifying Lender as of the date of this Agreement and if so, which category of Qualifying Lender it falls into. Each Lender which becomes a party to a Loan Document after the date of this Agreement shall indicate in the Assignment and Acceptance which it executes on becoming a party to this Agreement, for the benefit of the Administrative Agent and the U.K. Borrowers, whether it is a Qualifying Lender and, if so, which category of Qualifying Lender it falls into. If an assignee fails to indicate its status in accordance with this Section 2.15 (g) then such assignee shall be treated for the purpose of this Agreement as if it is not a Qualifying Lender until such time as it notifies the Administrative Agent which category applies (and the Administrative Agent, upon receipt of such notification, shall inform the U.K. Borrowers). For the avoidance of doubt, an Assignment and Acceptance shall not be invalidated by any failure of an assignee to comply with this Section 2.15(g)(A).

(B) Subject to (C) below, each Lender and the U.K. Borrowers shall cooperate in completing as soon as reasonably possible any procedural formalities necessary to obtain authorization for each U.K. Borrower to make payments of interest under the Loan Documents without withholding or deduction or subject to a reduced rate of withholding or deduction for Taxes imposed under the laws of the United Kingdom and maintaining that authorization where an authorization expires or ceases to have effect.

(C) (i) A Lender on the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme and wishes such scheme to apply to this Agreement shall notify the U.K. Borrowers to that effect by confirming its scheme reference number and its jurisdiction of tax residence opposite its name in Schedule 2.01; and (ii) a Lender which becomes a Lender after the day on which this Agreement is entered into that holds a passport under the HMRC DT Treaty Passport scheme and wishes such scheme to apply to this Agreement, shall notify the U.K. Borrowers to that effect by confirming its scheme reference number and its jurisdiction of tax residence in the Assignment and Acceptance it executes to become a Lender. A Treaty Lender shall be deemed to have satisfied the requirements of Section 2.15(e) in respect of withholding Tax imposed by the United Kingdom if it has confirmed its scheme reference number and jurisdiction of tax residence in accordance with this Section 2.15(g)(C), for so long as such scheme reference number remains valid.

(D) If a Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (g) (C) above, the U.K. Borrower shall duly complete and file HMRC form DTTP2 with HM Revenue & Customs within 30 days of the date of this Agreement in respect of a Lender falling within Section 2.15 (g)(C)(i) and within 30 days of the date of a Lender falling within Section 2.15 (g)( C) (ii) becoming a Lender under this Agreement (a “Borrower DTTP Filing”) with respect to such Lender, and shall promptly provide such Lender with a copy of such filing; provided that, if

(i) the U.K. Borrower making a payment to such Lender has not made a Borrower DTTP Filing in respect of such Lender; or

(ii) the U.K. Borrower making a payment to such Lender has made a Borrower DTTP Filing in respect of such Lender but either such Borrower DTTP Filing has been rejected by HM Revenue and Customs or HM Revenue and Customs has not given the U.K. Borrower authority to make payments to such Lender without a deduction for United Kingdom Taxes within 60 days of the date of such Borrower DTTP Filing;

and, in each such case, the U.K. Borrower has notified that Lender in writing of either such circumstance, then such Lender and U.K. Borrower shall cooperate in completing any additional procedural formalities necessary in an effort to obtain authorization as soon as reasonably possible for the U.K. Borrower to make that payment without withholding or deduction for Taxes imposed under the laws of the United Kingdom.

(E) If a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with Section 2.15 (g) (C) above, no U.K. Borrower shall make a DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of that Lender’s participation in any Loan unless the Lender agrees.

(F) Each Lender shall notify the Administrative Agent if it determines that it has ceased to be a Qualifying Lender and the Administrative Agent shall deliver such notification to each U.K. Borrower.

(G) A Lender on the day on which this Agreement is entered into which indicates in Schedule 2.01 that it is a Qualifying Lender solely by virtue of limb (a)(ii) of the definition of Qualifying Lender gives a Tax Confirmation by entering into this Agreement.

(H) A Lender which gives a Tax Confirmation shall promptly notify the Administrative Agent if there is any change in the position to that set out in the Tax Confirmation and the Administrative Agent shall deliver such notification to the U.K. Borrowers

The provisions of this Section 2.15(g), as they apply to any U.K. Borrower, shall not apply to CGHL.

(h) If the Administrative Agent, the Collateral Agent, Issuing Bank, or Lender or any member of its consolidated group has received a refund (in cash or as an offset against other Taxes of the same type payable) of any Indemnified Taxes or Other Taxes as to which it has been indemnified by a Loan Party or with respect to which such Loan Party has paid additional amounts pursuant to this Section 2.15, it shall pay over such refund to such Loan Party (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Party under this Section 2.15 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Administrative Agent, the Collateral Agent, such Issuing Bank or such Lender (including any Taxes imposed with respect to such refund) as is determined by the Administrative Agent, the Collateral Agent, such Issuing Bank or Lender in good faith and in its sole discretion, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that such Loan Party, upon the request of the Administrative Agent, the Collateral Agent, such Issuing Bank or Lender, agrees to repay as soon as reasonably practicable the amount paid over to such Loan Party to the Administrative Agent, the Collateral Agent, such Issuing Bank or such Lender in the event the Administrative Agent, the Collateral Agent, such Issuing Bank or such Lender is required to repay such refund to such Governmental Authority (plus any penalties, interest, or other charges imposed by the relevant Governmental Authority with respect to such payment). This Section 2.15 shall not be construed to require the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender to make available its Tax returns (or any other information relating to its Taxes which it deems in good faith to be confidential) to the Loan Parties or any other Person. Notwithstanding anything to the contrary in this paragraph (h), in no event will the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender be required to pay any amount to an indemnifying Loan Party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.

(i) Each Lender and each Issuing Bank shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes or Other Taxes attributable to such Lender or Issuing Bank (but only to the extent that no Loan Party has already indemnified the Administrative Agent for such Indemnified Taxes or Other Taxes and without limiting the obligation of any Loan Party to do so), (ii) any Taxes attributable to such Lender’s or such Issuing Bank’s failure to comply with the provisions of Section 9.04(d) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender or Issuing Bank, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered by the Administrative Agent shall be conclusive absent manifest error. Each Lender and each Issuing Bank hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or Issuing Bank under any Loan Document or otherwise payable by the Administrative Agent to the Lender or Issuing Bank from any other source against any amount due to the Administrative Agent under this paragraph (i).

(j)

(A) All amounts expressed to be payable under a Loan Document by any party to any Lender, Administrative Agent or Collateral Agent (a “Finance Party”) which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (B) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any party under a Loan Document and such Finance Party is required to account to the relevant tax authority for the VAT, that party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that party).

(B) If VAT is or becomes chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Loan Document, and any party other than the Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

i. (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

ii. (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(C) Where a Loan Document requires any party to reimburse or indemnify a Finance Party for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(D) Any reference in this Section 2.15(j) to any party shall, at any time when such party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994) or to any substantially similar concept under any equivalent legislation in any other jurisdiction, as appropriate.

(E) In relation to any supply made by a Finance Party to any party under a Loan Document, if reasonably requested by such Finance Party, that party must promptly provide such Finance Party with details of that party’s VAT registration and such other information as is reasonably requested in connection with such Finance Party’s VAT reporting requirements in relation to such supply.

Section 2.16. Payments Generally; Pro Rata Treatment; Sharing of Setoffs.

(a) Unless otherwise specified, the relevant Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of L/C Disbursements, or of amounts payable under Section 2.13, 2.14, or 2.15, or otherwise) prior to 2:00 p.m., Local Time, on the date when due, in immediately available funds, without condition or deduction for any defense, recoupment, set off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent to the applicable account designated to the Applicable Administrative Borrower by the Administrative Agent, except payments to be made directly to the applicable Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.13, 2.14, 2.15 and 9.05 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. All payments under the Loan Documents shall be made in Dollars, except that the Borrowers shall repay Loans denominated in an Alternate Currency in such Alternate Currency. Any payment required to be made by the Administrative Agent hereunder shall be deemed to have been made by the time required if the Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Administrative Agent to make such payment.

(b) If at any time insufficient funds are received by and available to the Administrative Agent from the relevant Borrower to pay fully all amounts of principal, unreimbursed L/C Disbursements, interest and fees then due from such Borrower, such funds shall be applied pursuant to Section 5.02 of the U.S. Collateral Agreement if such insufficient funds relate to Obligations of the U.S. Borrowers, Clause 4 of the U.K. Security Trust Deed if such insufficient funds relate to Obligations of the U.K. Borrowers (other than CGHL) or Section 19 of the Gibraltar Security Agreement if such insufficient funds relate to Obligations of CGHL, as applicable. For the avoidance of doubt, any mandatory prepayment shall be governed by Section 2.09(h).

(c) If any Lender shall, by exercising any right of set off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans, participations in L/C Disbursements, Swingline Loans or any of the Obligations owed to such Lender resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans, participations in L/C Disbursements, Swingline Loans or any of the Obligations owed to such Lender and accrued interest thereon than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in Loans, participations in L/C Disbursements, Swingline Loans or any of the Obligations owed to such Lender of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans, participations in L/C Disbursements, Swingline Loans or any of the Obligations owed to such Lender; provided, that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph (c) shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in L/C Disbursements to any assignee or participant, other than to the Borrowers or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph (c) shall apply). The Borrowers consent to the foregoing and agree, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrowers rights of set off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

(d) Unless the Administrative Agent shall have received notice from the Lead Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the applicable Issuing Bank hereunder that the applicable Borrower will not make such payment, the Administrative Agent may assume that the applicable Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption (but shall be under no obligation to do so), distribute to the Lenders or the applicable Issuing Bank, as applicable, the amount due. In such event, if the applicable Borrower has not in fact made such payment, then each of the Lenders or the applicable Issuing Bank, as applicable, severally agrees to repay to the

Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(d) or (e), 2.05(b) or 2.16(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.17. Mitigation Obligations; Replacement of Lenders.

(a) If the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender with respect to Indemnified Taxes or Other Taxes pursuant to Section 2.15, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.13 or 2.15, as applicable, in the future and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material respect. The relevant Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender with respect to Indemnified Taxes or Other Taxes pursuant to Section 2.15, or any Lender is a Defaulting Lender, then the Borrowers may, at their sole expense and effort, upon written notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided, that (i) the Borrowers shall have received the prior written consent of the Administrative Agent (and, if in respect of any Commitment or

(c) U.S. Loan and the Issuing Bank), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in L/C Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or payments required to be made with respect to Indemnified Taxes or Other Taxes pursuant to Section 2.15, such assignment will result in a reduction in such compensation or payments. Nothing in this Section 2.17 shall be deemed to prejudice any rights that the Borrowers may have against any Lender that is a Defaulting Lender.

(d) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which pursuant to the terms of Section 9.08 requires the consent of all Lenders or all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then the Lead Borrower shall have the right (unless such Non-Consenting Lender grants such consent) at its sole expense (including with respect to the processing and recordation fee referred to in Section 9.04(b)(ii)(B)) to replace such Non-Consenting Lender by deeming such Non-Consenting Lender to have assigned its Loans, and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent and the Issuing Bank; provided, that: (a) all Obligations of the Borrowers owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment and (b) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. No action by or consent of the Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of such purchase price. In connection with any such assignment the Borrowers, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 9.04; provided, that if such Non-Consenting Lender does not comply with Section 9.04 within three Business Days after the Lead Borrower’s request, compliance with Section 9.04 shall not be required to effect such assignment.

Section 2.18. Illegality. If any Lender reasonably determines that any change in law has made it unlawful, or that any Governmental Authority has asserted after the Closing Date that it is unlawful, for any Lender or its applicable lending office to make or maintain any Eurocurrency Loans, then, on notice thereof by such Lender to the Lead Borrower through the Administrative Agent, any obligations of such Lender to make or continue Eurocurrency Loans or to convert ABR Borrowings to Eurocurrency Borrowings shall be suspended until such Lender notifies the Administrative Agent and the Lead Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Lead Borrower shall upon demand from such Lender (with a copy to the Administrative Agent), either convert all Eurocurrency Borrowings of such Lender to ABR Borrowings without reference to clause (c) of the ABR definition, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Borrowings to such day, or immediately, if such Lender may not lawfully continue to maintain such Loans. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

Section 2.19. Defaulting Lender.

(a) Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

i. Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders.

ii. Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, following an Event of Default or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.06 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank or Swingline Lender hereunder, third, to cash collateralize the Issuing Banks’ Fronting Exposure with respect to such Defaulting Lender in a manner consistent with Section 2.04(j) except that such cash collateral shall only be held in respect of the Fronting Exposure with respect to such Defaulting Lender, fourth, as the Lead Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent, fifth, if so determined by the Administrative Agent and the Lead Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize the Issuing Banks’ future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in a manner consistent with Section 2.04(j) except that such cash collateral shall only be held in respect of the Fronting Exposure with respect to such Defaulting Lender, sixth, to the payment of any amounts owing to the Lenders or the Issuing Banks or Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the Issuing Banks or Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 2.19 shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

iii. Certain Fees. No Defaulting Lender shall be entitled to receive any Commitment Fee on the unutilized portion of its Commitment for any period during which that Lender is a Defaulting Lender.

(A) Each Defaulting Lender shall be entitled to receive L/C Participation Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its pro rata share of the stated amount of Letters of Credit for which it has provided cash collateral.

(B) With respect to any Commitment Fee or L/C Participation Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Applicable Administrative Borrower shall (x) pay to each Lender that is not a Defaulting Lender (a “Non-Defaulting Lender”) that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Letters of Credit that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to each Issuing Bank the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Bank’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

iv. Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in Letters of Credit shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Pro Rata Percentages (calculated without regard to such Defaulting Lender’s. Commitment) but only to the extent that such reallocation does not cause the aggregate U.S. Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

v. Cash Collateral. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Lead Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, cash collateralize the Issuing Banks’ Fronting Exposure in a manner consistent with the procedures set forth in Section 2.04(j) except that such cash collateral shall only be held in respect of such Fronting Exposure.

(b) Defaulting Lender Cure. If the Lead Borrower, the Administrative Agent and each Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and, in the case of a U.S. Lender unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with their Commitments (without giving effect to Section 2.19(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that, no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(c) New Letters of Credit. So long as any Lender is a Defaulting Lender, the Issuing Banks shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure with respect to such Defaulting Lender after giving effect thereto.

Section 2.20. Applicable Administrative Borrower and Lead Borrower. Each Loan Party hereby designates the Applicable Administrative Borrower and Lead Borrower, as applicable, as its representative and agent for all purposes under the Loan Documents, including requests for Loans and Letters of Credit, designation of interest rates, delivery or receipt of communications, preparation and delivery of Borrowing Base Certificates and financial reports and other notices and reports, receipt and payment of Obligations, requests for consents, waivers, amendments or other accommodations, and/or actions under the Loan Documents (including in respect of compliance with covenants), and all other dealings with the Administrative Agent, any Issuing Bank or any Lender. Each of the Applicable Administrative Borrower and the Lead Borrower hereby accepts such appointment. The Administrative Agent and the Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, any notice or communication (including any Notice of Borrowing) delivered by the Applicable Administrative Borrower or the Lead Borrower on behalf of any Loan Party, and any Notice of Borrowing, request for a Letter of Credit or designation of interest rate by the Applicable Administrative Borrower on behalf of the Borrowers. The Administrative Agent and the Lenders may give any notice or communication with a Borrower hereunder to the Applicable Administrative Borrower or Lead Borrower on behalf of such Borrower. Each of the Administrative Agent, the Issuing Banks and the Lenders shall have the right, in its discretion, to deal exclusively with the Applicable Administrative Borrower and the Lead Borrower for any or all purposes under the Loan Documents. Each Loan Party agrees that any notice, election, communication, representation, agreement or undertaking made on its behalf by the Applicable Administrative Borrower or the Lead Borrower shall be binding upon and enforceable against it.

Section 2.21. Protective Advances. The Administrative Agent (acting at the direction of the Required Lenders) shall be authorized, in its discretion, following notice to the Lead Borrower, at any time, to make ABR Loans (“Protective Advances”) (a) in an aggregate amount, together with the aggregate amount of all other Protective Advances, not to exceed 10% of the Borrowing Base, if the Administrative Agent (acting at the direction of the Required Lenders) deems such Protective Advances necessary or desirable to preserve and protect the Collateral, or to enhance the collectability or repayment of the Obligations; or (b) to pay any other amounts chargeable to Loan Parties under any Loan Document, including costs, fees and expenses; provided that, Global Exposure shall not exceed the Commitments in effect at such time. Each Lender shall participate in each Protective Advance in accordance with its Pro Rata Percentage. The Administrative Agent’s determination (acting at the direction of the Required Lenders) that funding of a Protective Advance is appropriate shall be conclusive. The Administrative Agent may use the proceeds of such Protective Advances to (a) protect, insure, maintain or realize upon any Collateral; or (b) defend or maintain the validity or priority of the Agent’s Liens in any Collateral, including any payment of a judgment, insurance premium, warehouse charge, finishing or processing charge, or landlord claim, or any discharge of a Lien; provided that the Administrative Agent shall use reasonable efforts to notify the Lead Borrower after paying any such amount or taking any such action.

Section 2.22. Reserves. The Administrative Agent may at any time and from time to time in the exercise of its Permitted Discretion upon at least five Business Days’ (or in the case of mathematical or clerical errors, one Business Day’s) prior written notice to the Lead Borrower, which notice shall include a reasonably detailed description of the Availability Reserve being established (during which period (a) the Administrative Agent shall, if requested, discuss any such Availability Reserve with the Lead Borrower and (b) the Lead Borrower may take such action as may be required so that the event, condition or matter that is the basis for such Availability Reserve no longer exists or exists in a manner that would result in the establishment of a lower Availability Reserve in a manner and to the extent reasonably satisfactory to the Administrative Agent), establish, amend or modify any Availability Reserve. No Availability Reserve may be taken after the Closing Date may be modified after the Closing Date, in either case based on circumstances, conditions, events or contingencies known to the Administrative Agent as of the Closing Date for which no Availability Reserve was imposed on the Closing Date, unless such circumstances, conditions, events or contingencies have changed in any material adverse respect since the Closing Date. Notwithstanding any other provision of this Agreement to the contrary, (a) in no event shall any Availability Reserve with respect to any component of the Borrowing Base duplicate any Availability Reserve or adjustment already accounted for in determining eligibility criteria (including collection and/or advance rates) and (b) the amount of any such Availability Reserve (or change in Availability Reserve) and the scope of any change in eligibility standards shall be a reasonable quantification of the incremental dilution of the Borrowing Base attributable to the relevant contributing factor or shall have a reasonable relationship to the event, condition or other matter that is the basis for such Availability Reserve or change.

Section 2.23. Incremental Facilities.

(a) The Lead Borrower may, at any time, on one or more occasions pursuant to an Incremental Revolving Facility Agreement increase the aggregate amount of Commitments of any existing Class of Commitments or establish a new Class of Commitments (any such increase or new Class of Commitments, an

“Incremental Revolving Facility” and the loans thereunder, “Incremental Revolving Loans”) in an aggregate principal amount not to exceed $50,000,000; provided that any new Class of Commitments shall be a “last-out” Incremental Revolving Facility that ranks junior in right of payment and/or security to this ABL Facility; provided, further, that:

i. Incremental Revolving Loans shall be available in Dollars only;

ii. unless the Administrative Agent otherwise agrees, no Incremental Revolving Facility may be less than $5,000,000;

iii. except as separately agreed from time to time between the Lead Borrower and any Lender, no Lender shall be obligated to provide any Incremental Revolving Commitment, and the determination to provide such Incremental Revolving Commitment shall be within the sole and absolute discretion of such Lender;

iv. no Incremental Revolving Facility or Incremental Revolving Loan (or the creation, provision or implementation thereof) shall require the approval of any existing Lender other than in its capacity, if any, as an Incremental Revolving Lender;

v. the terms of each Incremental Revolving Facility will be substantially identical to those applicable to this ABL Facility, except (A) with respect to structuring, commitment and arranger fees or other similar fees that may be agreed to among the Lead Borrower and the Incremental Revolving Facility Lenders and (B) with respect to any “last-out” Incremental Revolving Facility that ranks junior in right of payment and/or security to this ABL Facility, such Incremental Revolving Facility (x) shall be on terms (other than those described in clauses (y) and (z) below) reasonably satisfactory to the Administrative Agent and subject to customary terms and conditions for “last-out” asset based credit facilities, (y) may have interest rate margins, unused line fees, a “LIBOR floor” and/or “ABR floor” and other economic terms that are agreed to among the Lead Borrower and the Incremental Revolving Facility Lenders and (z) shall have a later scheduled maturity date than the Final Maturity Date;

vi. no Event of Default shall exist immediately prior to or after giving effect to such Incremental Revolving Facility;

vii. the final maturity of any Incremental Revolving Facility shall be no earlier than the Final Maturity Date; and

viii. any Incremental Revolving Facility may rank pari passu or junior in right of payment and pari passu or junior in priority with respect to proceeds of Revolving Credit Collateral (as defined in the Intercreditor Agreement).

(b) Incremental Revolving Commitments may be provided by any existing Lender, or by any other lender (other than any Disqualified Institution) (any such other lender being called an “Additional Revolving Lender”); provided that the Administrative Agent, any Issuing Bank and the Swingline Lender shall have consented (such consent not to be unreasonably withheld) to the relevant Additional Revolving Lender’s provision of Incremental Revolving Commitments if such consent would be required under Section 9.04(b) for an assignment of Revolving Loans to such Additional Revolving Lender.

(c) Each Incremental Revolving Facility Lender providing a portion of any Incremental Revolving Commitment shall execute and deliver to the Administrative Agent and the Lead Borrower all such documentation (including the relevant Incremental Revolving Facility Agreement) as may be reasonably required by the Administrative Agent to evidence and effectuate such Incremental Revolving Commitment. On the effective date of such Incremental Revolving Commitment, (i) each Additional Revolving Lender shall become a Lender for all purposes in connection with this Agreement, (ii) all Incremental Revolving Commitments shall become Commitments for all purposes in connection with this Agreement and (iii) all Incremental Revolving Loans shall become U.S. Loans for all purposes in connection with this Agreement.

(d) As conditions precedent to the effectiveness of any Incremental Revolving Facility or the making of any Incremental Revolving Loans, (i) upon its reasonable request, the Administrative Agent shall have received customary written opinions of counsel, as well as such reaffirmation agreements, supplements and/or amendments as it shall reasonably require, (ii) the Administrative Agent shall have received, from each Additional Revolving Lender, an Administrative Questionnaire and such other documents as it shall reasonably require from such Additional Revolving Lender, and (iii) the Administrative Agent shall have received a certificate of the applicable Borrowers signed by Responsible Officers thereof:

(A) certifying and attaching a copy of the resolutions adopted by the governing body or Board of Directors of the applicable Borrowers approving or consenting to such Incremental Revolving Facility or Incremental Revolving Loans, and

(B) to the extent applicable, certifying that the condition set forth in clause (a)(vi) above has been satisfied.

(e) (i) Upon the implementation of any Incremental Revolving Facility, each then-existing Lender will automatically and without further act be deemed to have assigned to each Incremental Revolving Facility Lender, and each relevant Incremental Revolving Facility Lender will automatically and without further act be deemed to have assumed a portion of such existing Lender’s participations hereunder in outstanding Letters of Credit or Swingline Loans such that, after giving effect to each deemed assignment and assumption of participations, all of the Lenders’ (including each Incremental Revolving Facility Lender) participations hereunder in Letters of Credit or Swingline Loans shall be held ratably on the basis of their respective Commitments of the applicable Class (after giving effect to any increase in the Commitment pursuant to this Section 2.23) and (ii) the existing Lenders of the applicable Class shall assign Loans to certain other Lenders of such Class (including the Lenders providing the relevant Incremental Revolving Facility), and such other Lenders (including the Lenders providing the relevant Incremental Revolving Facility) shall purchase such Loans, in each case, to the extent necessary so that all of the Lenders of such Class participate in each outstanding borrowing of Loans pro rata on the basis of their respective Commitments of such Class (after giving effect to any increase in the Commitment pursuant to this Section 2.23); it being understood and agreed that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to this clause (e).

(f) On the date of effectiveness of any Incremental Revolving Facility, the Letter of Credit Sublimit and the Swingline Sublimit permitted hereunder shall increase by an amount, if any, agreed upon by the (i) Administrative Agent, (ii) the Issuing Banks and the Swingline Lender, as applicable, and (iii) the Lead Borrower.

(g) The Lenders hereby irrevocably authorize the Administrative Agent to enter into any Incremental Facility Agreement and any other amendments to this Agreement and the other Loan Documents as may be necessary in order to establish new Classes in respect of Loans or Commitments increased or extended pursuant to this Section 2.23 and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Lead Borrower in connection with the establishment of such new Classes, in each case on terms consistent with this Section 2.23.

(h) Notwithstanding to the contrary in this Section 2.23 or in any other provision of any Loan Document, if the proceeds on the date of effectiveness of any Incremental Revolving Facility are intended to be applied to finance a Permitted Business Acquisition and the Incremental Revolving Facility Lenders so agree, the availability thereof shall be subject to customary “SunGard” or “certain funds” conditionality.

(i) This Section 2.23 shall supersede any provision in Section 2.16 or 9.08 to the contrary.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

On (i) the Closing Date, immediately after giving effect to the Transactions (including the incurrence of Loans, if any on the Closing Date) and (ii) the date of each other Credit Event as provided in Section 4.01, the Borrowers (and Holdings, as applicable) represent and warrant to each of the Agents and the Lenders that:

Section 3.01. Organization; Powers. (i) Except as set forth on Schedule 3.01, Holdings, the Borrowers and each Subsidiary that is not an Immaterial Subsidiary (a) is a partnership, limited liability company, unlimited liability company or corporation duly incorporated or organized, validly existing and in good standing (or in any foreign jurisdiction where an equivalent status exists, enjoys the equivalent status under the laws of such foreign jurisdiction of organization outside of the United States) under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted, (c) is qualified to do business in each jurisdiction where such qualification is required, except where the failure so to qualify could not reasonably be expected to have a Material Adverse Effect, (d) in the case of any Loan Party, has the power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and, in the case of the Borrower, to borrow and otherwise obtain credit hereunder and (ii) for the purposes of Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast) (the “Regulation”), each U.K. Borrower’s centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in the jurisdiction under the laws of which it is organized or incorporated (as the case may be) as at the date of this Agreement.

Section 3.02. Authorization. The execution, delivery and performance by each Loan Party of each of the Loan Documents to which it is a party, and the borrowings hereunder (a) have been duly authorized by all corporate, stockholder, partnership or limited liability company action required to be obtained by such Loan Party and (b) will not (i) violate (A) any provision of any material law, statute, rule or regulation, or of the certificate or articles of incorporation or other constitutive documents (including any partnership, limited liability company or operating agreements or bylaws) of such Loan Party, (B) any applicable material order of any court or any material rule, regulation or order of any Governmental Authority or (C) any provision of any material indenture, certificate of designation for preferred stock, agreement or other material instrument to which such Loan Party is a party or by which any of them or any of their property is or may be bound, (ii) be in conflict with, result in a breach of or constitute (alone or with notice or lapse of time or both) a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) or to a loss of a material benefit under any such material indenture, certificate of designation for preferred stock, agreement or other material instrument, or (iii) result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by such Loan Party, other than Permitted Liens.

Section 3.03. Enforceability. This Agreement has been duly executed and delivered by Holdings and the Borrowers and constitutes, and each other Loan Document when executed and delivered by each Loan Party that is party thereto will constitute, a legal, valid and binding obligation of such Loan Party enforceable against each such Loan Party in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iii) implied covenants of good faith and fair dealing.

Section 3.04. Governmental Approvals. No action, consent or approval of, registration or filing with or any other action by any Governmental Authority or any other third party is or will be required in connection with the Transactions (including the execution, delivery and performance of any Loan Document, the perfection or maintenance of the Liens created under the Security Documents or the exercise by any Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral), except for (a) the filing of Uniform Commercial Code financing statements, (b) filings with the United States Patent and Trademark Office and the United States Copyright Office and comparable offices in foreign jurisdictions and equivalent filings in foreign jurisdictions, (c) registration of the charges entered into by the U.K. Borrowers at Companies House of England and Wales or Companies House (Gibraltar) Limited (as the case may be), (d) recordation of the Mortgages, (e) filings and investigation or remediation activities which may be required under applicable Environmental Laws, (f) such as have been made or obtained and are in full force and effect, (g) such actions, consents, approvals, registrations or filings the failure of which to be obtained or made could not reasonably be expected to have a Material Adverse Effect and (h) filings or other actions listed on Schedule 3.04.

Section 3.05. Financial Statements.

(a) The Annual Financial Statements and the Quarterly Financial Statements fairly present in all material respects the financial condition of the Lead Borrower and the Subsidiaries as of the dates thereof and their results of operations and cash flows on a consolidated basis for the period covered thereby in accordance with GAAP consistently applied throughout the periods covered thereby except as expressly noted therein.

(b) Since February 3, 2018, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect, other than by virtue of the Cases and the events and conditions directly related thereto and/or directly arising therefrom.

Section 3.06. Title to Properties; Possession Under Leases.

(a) Each of Holdings, the Borrowers and the Subsidiaries has valid fee simple title to, or valid leasehold interests in, or easements or other limited property interests in, all its Real Properties (including all Mortgaged Properties) and has valid title to its personal property and assets, in each case, except for Permitted Liens and except for defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes and except where the failure to have such title or interest would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such properties and assets are free and clear of Liens, other than Permitted Liens.

(b) None of the Borrowers or the Subsidiaries has defaulted under any leases to which it is a party, except for such defaults as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All of the Borrowers’ or Subsidiaries’ leases are in full force and effect, except leases in respect of which the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect. The Borrowers and each of the Subsidiaries enjoy peaceful and undisturbed possession under all such leases, other than leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Each of the Borrowers and the Subsidiaries owns or possesses, or is licensed to use, all patents, trademarks, service marks, trade names and copyrights, all applications for any of the foregoing and all licenses and rights with respect to the foregoing necessary for the present conduct of its business, without any conflict (of which the Borrowers have been notified in writing) with the rights of others, and free from any burdensome restrictions on the present conduct of the business of the Borrowers, except where such conflicts and restrictions would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) As of the Closing Date, none of the Borrowers and the Subsidiaries has received any written notice of any pending or contemplated condemnation proceeding affecting any material portion of the Mortgaged Properties or any sale or disposition thereof in lieu of condemnation that remains unresolved as of the Closing Date.

(e) None of the Borrowers and the Subsidiaries is obligated on the Closing Date under any right of first refusal, option or other contractual right to sell, assign or otherwise dispose of any Mortgaged Property or any interest therein, except as permitted under Section 6.02 or 6.04.

Section 3.07. Subsidiaries.

(a) Schedule 3.07(a) sets forth as of the Closing Date the name and jurisdiction of incorporation, formation or organization of each subsidiary of the Lead Borrower other than Immaterial Subsidiaries and, as to each such subsidiary, the percentage of each class of Equity Interests owned by the Lead Borrower or by any such subsidiary.

(b) As of the Closing Date, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Equity Interests of the Lead Borrower or any of the Subsidiaries, except as set forth on Schedule 3.07(b).

Section 3.08. Litigation. Other than in connection with the Cases, there are no actions, suits or proceedings at law or in equity or by or on behalf of any Governmental Authority or in arbitration now pending, or, to the knowledge of the Borrowers, threatened in writing against or affecting the Borrowers or any of the Subsidiaries or any business, property or rights of any such Person which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.09. Federal Reserve Regulations.

(a) None of Holdings, the Borrowers and/or any subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock.

(b) No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, (i) to purchase or carry Margin Stock or to extend credit to others for the purpose of purchasing or carrying Margin Stock or to refund indebtedness originally incurred for such purpose, or (ii) for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board, including Regulation T, U or Regulation X.

Section 3.10. Investment Company Act. None of Holdings, the Borrowers and/or any Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

Section 3.11. Use of Proceeds. The Borrowers will use the proceeds of the Loans, and may request the issuance of Letters of Credit, (a) to refinance all outstanding obligations and replace commitments under the Exit ABL, (b) to pay the fees, costs and expenses incurred in connection with the Transactions, (c) for general corporate purposes and for working capital requirements of the Loan Parties and their subsidiaries and (d) for any other purposes not prohibited by the terms of the Loan Documents.

Section 3.12. Tax Returns. Except as set forth on Schedule 3.12:

(a) Except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each of the Borrowers and the Subsidiaries has filed or caused to be filed all federal, state, local and non-U.S. Tax returns required to have been filed by it and each such Tax return is true and correct;

(b) Each of the Borrowers and the Subsidiaries has timely paid or caused to be timely paid all Taxes shown to be due and payable by it on the returns referred to in clause (a) and all other Taxes or assessments (or made adequate provision (in accordance with GAAP) for the payment of all Taxes due) with respect to all periods or portions thereof ending on or before the Closing Date (except Taxes or assessments that are being contested in good faith by appropriate proceedings in accordance with Section 5.03 and for which the Borrowers or any of the Subsidiaries (as the case may be) has set aside on its books adequate reserves in accordance with GAAP), except for Taxes, which if not paid or adequately provided for, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(c) Other than as could not be, individually or in the aggregate, reasonably expected to have a Material Adverse Effect, as of the Closing Date, with respect to each of the Borrowers and the Subsidiaries, there are no claims being asserted in writing with respect to any Taxes.

Section 3.13. Employee Benefit Plans.

(a) Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect: (i) each Plan is in compliance in all material respects with the applicable provisions of ERISA and the Code; (ii) no Reportable Event has occurred during the past five (5) years as to which Holdings, the Borrowers (excluding the U.K. Borrowers) or any of the Subsidiaries or any ERISA Affiliate was required to file a report with the PBGC, other than reports that have been filed; (iii) no Plan has any Unfunded Pension Liability in excess of $15.0 million and the aggregate amount of Unfunded Pension Liabilities for all Plans is not in excess of $15.0 million; (iv) no ERISA Event has occurred or is reasonably expected to occur; (v) none of Holdings, the Borrowers (excluding the U.K. Borrowers) or the Subsidiaries has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA and Code Section 4975) in connection with any employee pension benefit plan (as defined in Section 3(2) of ERISA) that would subject Holdings, the Borrowers (excluding the U.K. Borrowers) or any Subsidiary to Tax; and (vi) none of Holdings, the Borrowers (excluding the U.K. Borrowers), the Subsidiaries and the ERISA Affiliates (A) has received any written notification that any Multiemployer Plan is in reorganization or has been terminated within the meaning of Title IV of ERISA, or has knowledge that any Multiemployer Plan is reasonably expected to be in reorganization or to be terminated (or, after the effectiveness of Title II of the Pension Act, that it is in endangered or critical status, or is reasonably expected to be in endangered or critical status, within the meaning of Section 305 of ERISA) or (B) has incurred or is reasonably expected to incur any withdrawal liability to any Multiemployer Plan.

(b) No U.K. Borrower (other than CGHL) is or has at any time been (i) an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004 (UK)) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993 (UK)) or (ii) “connected” with or an “associate” of (as those terms are defined in sections 38 or 43 of the Pensions Act 2004 (UK)) such an employer, except in each case, where noncompliance could not reasonably be expected to have a Material Adverse Effect.

(c) Each of Holdings, the Lead Borrower and the Subsidiaries is in compliance (i) with all applicable provisions of law and all applicable regulations and published interpretations thereunder with respect to any employee pension benefit plan or other employee benefit plan governed by the laws of a jurisdiction other than the United States and United Kingdom and (ii) with the terms of any such plan, except, in each case, for such noncompliance that could not reasonably be expected to have a Material Adverse Effect.

(d) Except as could not reasonably be expected to result in a Material Adverse Effect, there are no pending, or to the knowledge of the Borrowers, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Plan or any Person as fiduciary or sponsor of any Plan that could result in liability to the Borrowers, any Subsidiaries or the ERISA Affiliates.

(e) Within the last five (5) years, no Plan of Holdings, the Lead Borrower, any Subsidiaries or the ERISA Affiliates has been terminated, whether or not in a “standard termination” as that term is used in Section 404(b)(1) of ERISA, that could reasonably be expected to result in liability to Holdings, the Borrower, any Subsidiaries or the ERISA Affiliates that would reasonably be expected to result in a Material Adverse Effect, nor has any Plan of Holdings, the Borrower, any Subsidiaries or the ERISA Affiliates (determined at any time within the past five (5) years) with Unfunded Pension Liabilities been transferred outside of the “controlled group” (within the meaning of Section 4001(a)(14) of ERISA) of Holdings, the Lead Borrower, any Subsidiaries or the ERISA Affiliates that has or could reasonably be expected to result in a Material Adverse Effect.

Section 3.14. Environmental Matters. Except for any matters that, either individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect:

(a) The Lead Borrower and each of its Subsidiaries are in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws. To the knowledge of any Loan Party, there are no pending or threatened Environmental Claims against the Lead Borrower or any of its Subsidiaries or any Real Property currently or formerly owned, leased or operated by the Lead Borrower or any of its Subsidiaries. There are no facts, circumstances, conditions or occurrences with respect to the business or operations of the Lead Borrower or any of its Subsidiaries, or to the knowledge of any Loan Party, any Real Property currently or formerly owned, leased or operated by the Lead Borrower or any of its Subsidiaries that would be reasonably expected (i) to form the basis of an Environmental Claim against the Lead Borrower or any of its Subsidiaries or (ii) to cause any Real Property owned, leased or operated by the Lead Borrower or any of its Subsidiaries to be subject to any restrictions on the ownership, lease, occupancy or transferability of such Real Property by the Lead Borrower or any of its Subsidiaries under any applicable Environmental Law.

(b) (i) The Lead Borrower and each of its Subsidiaries are in compliance with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws. To the knowledge of any Loan Party, there are no pending or threatened Environmental Claims against the Lead Borrower or any of its Subsidiaries or any Real Property currently or formerly owned, leased or operated by the Lead Borrower or any of its Subsidiaries and (ii) are no facts, circumstances, conditions or occurrences with respect to the business or operations of the Lead Borrower or any of its Subsidiaries, or to the knowledge of any Loan Party, any Real

Property currently or formerly owned, leased or operated by the Lead Borrower or any of its Subsidiaries that would be reasonably expected (A) to form the basis of an Environmental Claim against the Lead Borrower or any of its Subsidiaries or (B) to cause any Real Property owned, leased or operated by the Lead Borrower or any of its Subsidiaries to be subject to any restrictions on the ownership, lease, occupancy or transferability of such Real Property by the Lead Borrower or any of its Subsidiaries under any applicable Environmental Law.

Section 3.15. Security Documents.

(a) The U.S. Collateral Agreement, the U.K. Security Agreement and the Gibraltar Security Agreement are effective to create in favor of the Collateral Agent (for the benefit of the Secured Parties) a legal, valid and enforceable security interest in the Collateral described therein and the proceeds thereof.

(b) In the case of the U.S. Security Documents and U.S. Collateral described therein, upon (i) the timely and proper filing of financing statements listing each applicable Loan Party, as a debtor, and the Collateral Agent, as secured creditor, in the secretary of state’s office (or other similar governmental entity) of the jurisdiction of organization of such Loan Party, (ii) the receipt by the Term Loan Agent, as bailee for the Collateral Agent pursuant to the Intercreditor Agreement, of all Instruments, Chattel Paper and certificated pledged Equity Interests that constitute “securities” governed by Article 8 of the Uniform Commercial Code, in each case constituting Collateral in suitable form for transfer by delivery or accompanied by instruments of transfer or assignment duly executed in blank, (iii) sufficient identification of commercial tort claims (as applicable), (iv) execution of a Control Arrangement establishing the Collateral Agent’s “control” (within the meaning of the Uniform Commercial Code) with respect to any deposit account, (v) the recordation of the U.S. Collateral Agreement (or a summary thereof), in the United States Patent and Trademark Office and/or the United States Copyright Office, as applicable, and (vi) in respect of any pledge granted over shares in any Foreign Person incorporated in England and Wales, the timely and proper filing of any such pledge with Companies House of England and Wales, the Collateral Agent, for the benefit of the Secured Parties, has (to the extent then required by the U.S. Security Documents), a fully perfected security interest in all right, title and interest in all the U.S. Collateral subject to the U.S. Collateral Agreement, subject to no other Liens other than Permitted Liens, in each case, to the extent perfection can be accomplished under applicable law through these actions.

(c) In the case of the U.K. Security Documents and U.K. Collateral described therein, upon (i) the timely and proper filing of the U.K. Security Agreement, relevant additional security documents and the security interests created by it or them with Companies House of England and Wales and (ii) the making and/or procuring of any relevant additional filings, stampings and/or notifications as set out within the U.K. Security Agreement, the Collateral Agent, for the benefit of the Secured Parties, has (to the extent then required by the U.K. Security Documents) a fully perfected security interest in all right, title and interest in all of the U.K. Collateral, subject to the U.K. Security Agreement, subject to no other Liens other than Permitted Liens, in each case, to the extent perfection can be accomplished under applicable law through these actions.

(d) In the case of the Gibraltar Security Agreement and Gibraltar Collateral described therein, upon (i) the timely and proper filing of the Gibraltar Security Agreement, relevant additional security documents and the security interests created by it or them with Companies House (Gibraltar) Limited and (ii) the making and/or procuring of any relevant additional filings, stampings and/or notifications as set out within the Gibraltar Security Agreement, the Collateral Agent, for the benefit of the Secured Parties, will have (to the extent then required by the Gibraltar Security Agreement) a fully perfected security interest in all right, title and interest in all of the Gibraltar Collateral, subject to the Gibraltar Security Agreement, subject to no other Liens other than Permitted Liens, in each case, to the extent perfection can be accomplished under applicable law through these actions.

(e) Upon delivery, each Mortgage will create, as security for the obligations purported to be secured thereby, a valid and enforceable (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law) and implied covenants of good faith and fair dealing) and, upon recordation in the appropriate recording office, perfected security interest in and mortgage lien on the respective Mortgaged Property in favor of the Collateral Agent (or such other trustee as may be required or desired under local law) for the benefit of the Secured Parties, superior and prior to the rights of all third Persons and subject to no other Liens (other than Permitted Liens related thereto).

Section 3.16. Location of Real Property and Leased Premises.

(a) Schedule 3.16 correctly identifies, in all material respects, as of the Closing Date all Real Property owned in fee by any Loan Party. As of the Closing Date, the Loan Parties own in fee all the Real Property set forth as being owned by them on such Schedule.

(b) As of the Closing Date, the Loan Parties have in all material respects valid leases in all Real Property being leased by them.

Section 3.17. Labor Matters. Except as, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes pending or threatened against the Lead Borrower or any of the Subsidiaries; (b) the hours worked and payments made to employees of the Lead Borrower and the Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable law dealing with such matters; and (c) all payments due from the Lead Borrower or any of the Subsidiaries or for which any claim may be made against the Lead Borrower or any of the Subsidiaries on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of the Lead Borrower or such Subsidiary to the extent required by GAAP. Except as, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any material collective bargaining agreement to which the Lead Borrower or any of the Subsidiaries (or any predecessor) is a party or by which the Lead Borrower or any of the Subsidiaries (or any predecessor) is bound.

Section 3.18. Insurance. As of the Closing Date, all material insurance maintained by or on behalf of the Lead Borrower and the Subsidiaries is in full force and effect.

Section 3.19. No Default. No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

Section 3.20. Intellectual Property; Licenses, Etc. Except as could not reasonably be expected to have a Material Adverse Effect or as set forth in Schedule 3.20, the Lead Borrower and each of the Subsidiaries owns, or possesses the right to use, all of the patents, registered trademarks, registered service marks or trade names, registered copyrights or mask works, domain names, applications and registrations for any of the foregoing that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person.

Section 3.21. Compliance with Laws; Anti-Money Laundering and Economic Sanctions Laws.

(a) Except as could not reasonably be expected to have a Material Adverse Effect, no Loan Party nor any of its Subsidiaries or its Affiliates and none of the respective officers, directors or agents of such Loan Party, Subsidiary or Affiliate has violated or is in violation of any applicable Anti-Money Laundering Laws. No Loan Party nor any of its Subsidiaries or, to its knowledge, its Affiliates nor any director, officer, employee, agent, nor, to its knowledge, Affiliate or representative of such Loan Party or Subsidiary (each, a “Specified Person”) is an individual or entity currently the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is any Loan Party or any of its Subsidiaries or its Affiliates located, organized or resident in a country or territory that is the subject of Sanctions.

(b) No Specified Person intends to use any proceeds of the Loans or lend, contribute or otherwise make available such proceeds to any Person for the purpose of financing the activities of or with any Person or in any country or territory that, at the time of funding, is an Embargoed Person.

(c) Except to the extent conducted in accordance with applicable law, no Loan Party nor any of its Subsidiaries nor, to its knowledge, Affiliates and none of the respective officers, directors, brokers or agents of such Loan Party, such Subsidiary or such Affiliate acting or benefiting in any capacity in connection with the Loans (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Embargoed Person, (ii) deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any Sanctions or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the applicable prohibitions set forth in any Economic Sanctions Laws.

(d) Except as otherwise disclosed in Schedule 3.21, to the Borrowers’ knowledge, within the past five (5) years, each of the Loan Parties and its Subsidiaries is in compliance in all material respects with and has not committed any material violation of any material applicable law or regulation, permit, order or other decision or other material requirement having the force or effect of law or any material regulation of any governmental entity concerning the importation of products, the exportation or re-exportation of products (including technology and services), the terms and conduct of international transactions and the making or receiving of international payments, including, as applicable, the Tariff Act of 1930, as amended, and other material laws, regulations and programs administered or enforced by U.S. Customs and Border Protection and U.S. Immigration and Customs Enforcement, and their predecessor agencies, the Export Administration Act of 1979, as amended, the Export Administration Regulations, the International Emergency Economic Powers Act, as amended, the Trading With the Enemy Act, as amended, the Arms Export Control Act, as amended, the International Traffic in Arms Regulations, material Executive Orders of the President regarding embargoes and restrictions on transactions with designated entities, any material embargoes and restrictions administered by the U.S. Office of Foreign Assets Control, the material anti-boycott laws administered by the U.S. Department of Commerce and the material anti-boycott laws administered by the U.S. Department of the Treasury.

(e) Without limiting the generality of the foregoing, each of Holdings, the Borrowers and the other Subsidiaries are in compliance with all applicable statutes, regulations and orders of (including any laws relating to terrorism, money laundering, embargoed persons or the Patriot Act), and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except, in each case, such noncompliances as, individually and in the aggregate, have not had, and could not reasonably be expected to have, a Material Adverse Effect. The Borrowers will not directly (or knowingly indirectly) use the proceeds of the Loans to violate or result in a violation of any such applicable statutes, regulations, orders or restrictions referred to in this Section 3.22. As of the Closing Date, the information included in the Beneficial Ownership Certificate is true and correct in all respects.

Section 3.22. FCPA. None of the Borrowers and their Subsidiaries nor any director, officer, agent, employee or, to its knowledge, Affiliate of such Loan Party or Subsidiary is aware of or has taken any action, directly or, to its knowledge, indirectly, that would result in a violation by such Persons of the FCPA or any other applicable anti-corruption laws in the US, European Union or the United Kingdom, including, without limitation, the United Kingdom Bribery Act and laws, regulations, and orders implementing the OECD Convention on Combatting Bribery of Foreign Public Officials in International Business Transactions and the UNC Convention against Corruption (together, the “Anti-Corruption Laws”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization or approval of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value, directly or indirectly, to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office in contravention of the FCPA or any other applicable Anti-Corruption Laws. The Borrowers and their Subsidiaries and to the knowledge of the Borrowers, their respective Affiliates have conducted their businesses in compliance with the FCPA and any other applicable Anti-Corruption Laws and will maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

Section 3.23. Solvency. On the Closing Date, after giving effect to the Transactions, including the incurrence by the Borrowers of any Loans on the Closing Date, the Lead Borrower and its Subsidiaries, taken as a whole, are Solvent.

Section 3.24. Leases. Except as would not reasonably be expected to have a Material Adverse Effect, (a) each Loan Party enjoys peaceful and undisturbed possession under all leases necessary for or material to their business, when taken as a whole, and to which they are parties or under which they are operating, and (b) all of such material leases are valid and subsisting and no material default by the applicable Loan Party or its Subsidiaries exists under any of them.

Section 3.25. Eligible Accounts. As to each Account that is identified by the Borrowers as an Eligible Concession Account in a Borrowing Base Certificate submitted to the Administrative Agent, such Account is (a) a bona fide existing payment obligation of the applicable Account Debtor created by the sale and delivery of Inventory or the rendition of services to such Account Debtor in the ordinary course of the Borrower’s business, and (b) not excluded as ineligible by virtue of one or more of the excluding criteria (other than any Administrative Agent-discretionary criteria) set forth in the definition of Eligible Concession Accounts.

Section 3.26. Eligible Inventory. As to each item of Inventory that is identified by the Borrowers as Eligible Inventory, Eligible In Transit Inventory or Eligible Inventory consisting of work-in-process in a Borrowing Base Certificate submitted to the Administrative Agent, such Inventory is (a) of good and merchantable quality, free from known defects, and (b) not excluded as ineligible by virtue of one or more of the excluding criteria (other than any Administrative Agent -discretionary criteria) set forth in the definition of Eligible Inventory (or in the case of Eligible In Transit Inventory or Eligible Concession Inventory, after giving effect to any exclusions therefrom specified in the definition of Eligible In Transit Inventory or Eligible Concession Inventory).

Section 3.27. Inventory Records. Each Borrower keeps records that are complete and accurate in all material respects itemizing and describing the type, quality, and quantity of its and its Subsidiaries’ Inventory and the book value thereof.

Section 3.28. Disclosure. As of the Closing Date, all written information (other than the Budget, other forward-looking information and information of a general economic or industry-specific nature) concerning Holdings, the Borrowers and their Subsidiaries and the Transactions and that was included in the Lender Presentation or otherwise prepared by or on behalf of Holdings, the Borrowers or their Subsidiaries or their respective representatives and made available to any Initial Lender or the Administrative Agent in connection with the Transactions on or before the Closing Date, when taken as a whole, did not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time).

Section 3.29. Senior Debt. The Obligations constitute “Senior Debt” (or the equivalent thereof) and “Designated Senior Debt” (or the equivalent thereof, if any) under the documentation governing any subordinated Indebtedness permitted to be incurred hereunder or any other Indebtedness permitted to be incurred hereunder constituting subordinated Indebtedness.

Section 3.30. Intercreditor Matters. This Agreement is the “Revolving Credit Agreement” referred to in the Intercreditor Agreement and the Obligations hereunder are the “Revolving Credit Obligations” referred to in the Intercreditor Agreement.

Section 3.31. Centre of Main Interests and Establishments. For the purposes of the Regulation, its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in the jurisdiction under whose laws that Loan Party is incorporated as at the date of this Agreement.

Section 3.32. Pensions.

(a) neither it nor any of its Subsidiaries is or has at any time been an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993); and

(b) neither it nor any of its Subsidiaries is or has at any time been “connected” with or an “associate” of (as those terms are used in sections 38 and 43 of the Pensions Act 2004) such an employer.

ARTICLE IV

CONDITIONS OF LENDING

The obligations of (a) the Lenders to make Loans and (b) any Issuing Bank to issue Letters of Credit or increase the stated amounts of Letters of Credit hereunder (each, a “Credit Event”) are subject to the satisfaction (or waiver by the Required Lenders) of the following conditions precedent:

Section 4.01. Conditions to Initial Extension of Credit.

(a) ABL Credit Agreement. The Administrative Agent (or its counsel) and the Initial Lenders (or their counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of each party or (ii) written evidence satisfactory to the Administrative Agent (or its counsel) and the Initial Lenders (or their counsel) (which may include electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b) Intercreditor Matters. (i) The Administrative Agent (or its counsel) and the Initial Lenders (or their counsel) shall have received (A) from the Lead Borrower a New Debt Notice (as defined in the Intercreditor Agreement) as required by Section 5.5 of the Intercreditor Agreement and (B) a written consent from the Initial Fixed Asset Collateral Agent (as defined in the Intercreditor Agreement) to the terms hereof as required by Section 5.3(b)(ii) of the Intercreditor Agreement and (ii) the Term Loan Agent shall have received notice from the Lead Borrower that the Closing Date Refinancing shall have been or, substantially concurrently with the effectiveness of this Agreement hereunder shall be, consummated, such notice including the identity of the Collateral Agent as the “Revolving Credit Collateral Agent” for purposes of the Intercreditor Agreement required by Section 5.3(c) of the Intercreditor Agreement.

(c) Closing Date Refinancing. The Closing Date Refinancing shall have been or, substantially concurrently with the effectiveness of this Agreement hereunder shall be, consummated.

(d) [Reserved].

(e) Delivery of Documents. The Administrative Agent (or its counsel) and the Initial Lenders (or their counsel) shall have received on or before the Closing Date the following, each in form and substance reasonably satisfactory to the Initial Lenders (or their counsel) and, unless indicated otherwise, dated as of the Closing Date and, if applicable, duly executed by the Persons party thereto:

i. a favorable written opinion (or opinions) of (i) Weil, Gotshal & Manges LLP, special New York, Delaware and Florida counsel for the Loan Parties and (ii) Hutchinson, Black and Cook LLC, special Colorado counsel for Claire’s Boutiques, Inc., in form and substance reasonably satisfactory to the Administrative Agent and counsel to the Initial Lenders (A) dated the Closing Date, (B) addressed to the Administrative Agent and the Initial Lenders and (C) covering such matters relating to the Loan Documents as the Administrative Agent (or its counsel) and the Initial Lenders (or their counsel) shall reasonably request;

ii. a joinder to the Intercreditor Agreement pursuant to which the Collateral Agent agrees to be bound by the terms of the Intercreditor Agreement;

iii. the Perfection Certificate;

iv. a Borrowing Request, if applicable;

v. a certificate of a Responsible Officer of the Lead Borrower certifying as to the satisfaction of the conditions in Section 4.01(i);

vi. the U.S. Collateral Agreement;

vii. the U.K. Security Agreement;

viii. the U.K. Security Trust Deed;

ix. the Gibraltar Security Agreement;

x. a solvency certificate from a Financial Officer of the Lead Borrower substantially in the form of Exhibit L hereto;

xi. the Annual Financial Statements and the Quarterly Financial Statements;

xii. the borrowing base certificate most recently delivered under the Exit ABL; and

xiii. an Acknowledgment and Consent (as defined in the U.S. Collateral Agreement) substantially in the form attached to the U.S. Collateral Agreement, executed and delivered by each issuer of Pledged Collateral under and as defined in the U.S. Collateral Agreement, if any, that is a Subsidiary of Holdings, but is not a U.S. Loan Party.

(f) Secretary’s Certificates. The Administrative Agent (or its counsel) and the Initial Lenders (or their counsel) shall have received in the case of each Loan Party each of the items referred to in clauses (i), (ii) and (iii) below:

i. a copy of the certificate of formation or incorporation, constitutional documents or equivalent organizational document, from the applicable secretary of state of the state of organization of each Loan Party and, to the extent applicable, certified by the applicable Governmental Authority of the U.K. Borrowers, including all amendments thereto, of such Person, certified by the Secretary or Assistant Secretary of such Person (to the extent applicable in the relevant jurisdiction);

ii. a certificate of the Secretary or Assistant Secretary, director or similar officer of such Person dated the Closing Date and certifying:

(A) that attached thereto is a true and complete copy of the limited liability company agreement, constitutional documents, bylaws or other applicable governing document of such Person as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (B) below,

(B) that attached thereto is a true and complete copy of resolutions duly adopted by (i) its Board of Directors and (ii) in the case of the U.K. Borrowers only, all of the holders of the issued shares in each U.K. Borrower, in each case, authorizing the execution, delivery and performance of the Loan Documents to which such Person is a party and, if applicable, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Closing Date,

(C) that the certificate of formation or incorporation or equivalent organizational document, as applicable, of such Person has not been amended since the date of the last amendment thereto disclosed pursuant to clause (i) above,

(D) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Person, and

(E) as to the absence of any pending proceeding for the dissolution or liquidation of such Person (except in respect of the U.K. Borrowers); and

iii. a certificate of a director or another officer as to the incumbency and specimen signature of the Secretary or Assistant Secretary, director or similar officer executing the certificate pursuant to clause (ii) above (and which may be contained within the same certificate set out in clause (ii) above).

(g) Collateral Documents. The elements of the Collateral and Guarantee Requirement required to be satisfied on the Closing Date shall have been satisfied, together with all attachments contemplated thereby, and the results of intellectual property, tax, judgment and Uniform Commercial Code searches with respect to each U.S. Borrower and their respective property and copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Lenders that the Liens indicated by such financing statements (or similar documents) are Permitted Liens or have been released. The U.K. Borrowers shall deliver notices in accordance with the U.K. Security Agreement.

(h) Patriot Act. The Administrative Agent and Initial Lenders shall have received (i) all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act that have been reasonably requested by the Administrative Agent or the Initial Lenders in writing at least ten (10) Business Days prior to the Closing Date and (ii) if and to the extent requested, at least three (3) Business Days prior to the Closing Date, if any Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certification in relation to such Borrower.

(i) Representations and Warranties; No Default or Event of Default. The representations and warranties set forth in the Loan Documents shall be true and correct in all material respects as of such date, as applicable, with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date). No Event of Default or Default shall have occurred and be continuing.

(j) Payment of Fees, Expenses, Etc. The Borrowers shall have paid, on or before the Closing Date, (a) all fees required to be paid on the Closing Date pursuant to Section 2.10 and (b) all other fees, costs and expenses (including pursuant to Section 9.05) due and payable on the Closing Date to the extent invoiced at least two (2) Business Days prior to the Closing Date.

(k) Persons with Significant Control. In respect of each company incorporated in the United Kingdom whose shares are the subject of the Collateral (a “Charged Company”), either:

i. a certificate of an authorised signatory of Holdings certifying that:

(A) each Loan Party has complied within the relevant timeframe with any notice it has received pursuant to Part 21A of the Companies Act 2006 from that Charged Company; and

(B) no “warning notice” or “restrictions notice” (in each case as defined in Schedule 1B of the Companies Act 2006) has been issued in respect of those shares, together with a copy of the “PSC register” (within the meaning of section 790C(10) of the Companies Act 2006) of that Charged Company, which, in the case of a Charged Company that is a Loan Party, is certified by an authorised signatory of Holdings to be correct, complete and not amended or superseded as at a date no earlier than the date of this Agreement; or

ii. a certificate of an authorised signatory of Holdings certifying that such Charged Company is not required to comply with Part 21A of the Companies Act 2006.

For purposes of determining compliance with the conditions specified in this Article IV, each Lender shall be deemed to have received, consented to, approved or accepted or to be satisfied with each document, condition or other matter required thereunder to be received, consented to or approved by or acceptable or satisfactory to the Lenders or the Required Lenders and the fulfillment of all conditions unless a Responsible Officer of the Administrative Agent shall have received written notice from such Lender prior to the Closing Date specifying its objection thereto.

Section 4.02. Conditions to all Extensions of Credit. On the date of each Borrowing and on the date of each issuance, amendment, extension or renewal of a Letter of Credit (in each case, unless waived by the Required Lenders):

(a) The Administrative Agent shall have received, in the case of a Borrowing, a Borrowing Request as required by Section 2.03 or, in the case of the issuance of a Letter of Credit, the applicable Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance of such Letter of Credit as required by Section 2.04(b).

(b) The representations and warranties set forth in the Loan Documents shall be true and correct in all material respects as of such date (other than an amendment, extension or renewal of a Letter of Credit without any increase in the stated amount of such Letter of Credit), as applicable, with the same effect as though made on and as of such date, except (i) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) or (ii) to the extent qualified by or subject to a “material adverse effect” or similar term or qualification, in which case such representations and warranties shall be true and correct in all respects.

(c) At the time of and immediately after such Borrowing or issuance, amendment, extension or renewal of a Letter of Credit (other than an amendment, extension or renewal of a Letter of Credit without any increase in the stated amount of such Letter of Credit), as applicable, no Event of Default or Default shall have occurred and be continuing.

(d) After giving effect to (i) any Borrowing of U.S. Loans or the issuance (or deemed issuance, as may be applicable), amendment, extension or renewal of any Letter of Credit for the account of any U.S. Borrower, clauses (a) and (b) of the Availability Conditions shall be satisfied and (ii) any Borrowing of U.K. Loans or the issuance (or deemed issuance, as may be applicable), amendment, extension or renewal of any Letter of Credit for the account of any U.K. Borrower, clauses (a) and (c) of the Availability Conditions shall be satisfied.

Each such Borrowing and each issuance, amendment, extension or renewal of a Letter of Credit shall be deemed to constitute a representation and warranty by the Loan Parties on the date of such Borrowing, issuance, amendment, extension or renewal as applicable, as to the applicable matters specified in paragraphs (b), (c) and (d) of this Section 4.02.

ARTICLE V

AFFIRMATIVE COVENANTS

Holdings and the Borrowers covenant and agree with each Agent and each Lender that, so long as this Agreement shall remain in effect and until the date on which the principal of, and interest on, each Loan and all Obligations (other than contingent indemnification Obligations and expense reimbursement claims to the extent no claim therefor has been made) have been paid in full in cash, all Commitments have been terminated and/or expired and all Letters of Credit have been canceled or have expired and all amounts drawn or paid thereunder have been reimbursed in full or cash collateralized or backstopped in a manner reasonably satisfactory to the Issuing Bank (such date, the “Termination Date”), unless the Required Lenders, in their sole discretion, shall otherwise consent in writing, Holdings (where applicable) and the Borrowers will, and will cause each of their respective Subsidiaries to:

Section 5.01. Existence; Businesses and Properties.

(a) Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except, other than in the case of the Lead Borrower, where the failure to do so would not reasonably be expected to have a Material Adverse Effect and except as otherwise expressly permitted under Section 6.05; provided, that it is understood and agreed that the Lead Borrower may liquidate or dissolve one or more Subsidiaries (including Subsidiaries that the Lead Borrower determines in good faith are underperforming) if the assets of such Subsidiaries are acquired by the Lead Borrower or a Wholly Owned Subsidiary of the Lead Borrower in such liquidation or dissolution, except that assets of Borrowers may not be acquired by Subsidiaries that are not Borrowers, and assets of Domestic Subsidiaries may not be acquired by Foreign Subsidiaries, in such liquidation or dissolution.

(b) Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, do or cause to be done all things necessary to (i) lawfully obtain, preserve, renew, extend and keep in full force and effect all permits, franchises, leases, authorizations, patents, trademarks, service marks, trade names, copyrights, licenses and rights with respect thereto, in each case, beneficially used or useful in the conduct of the business of Holdings, the Lead Borrower or any Subsidiary (other than an Immaterial Subsidiary), and (ii) at all times maintain and preserve all property beneficially used or useful in the conduct of the business of Holdings, the Lead Borrower or any Subsidiary (other than an Immaterial Subsidiary) and keep such property in good repair, working order and condition and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith, if any, may be properly conducted at all times (in each case except as expressly permitted by this Agreement); it being understood and agreed that a failure to comply with clause (i) of this Section 5.01(b) because the Lead Borrower or the relevant Subsidiary is not able to procure any required consent, approval or other cooperation from any unaffiliated counterparty to any franchise, lease or license shall not result in a breach of this Section 5.01(b) if the Lead Borrower or the relevant Subsidiary used commercially reasonable efforts to obtain such consent, approval or other cooperation (unless such consent, approval or other cooperation was not obtained as a result of an action or omission by Holdings, the Lead Borrower or any Subsidiary that violates the terms or conditions of such franchise, lease or license).

(c) Procure that, for the purposes of the Regulation, each U.K. Borrower’s (other than CGHL) centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of organization.

Section 5.02. Insurance.

(a) Maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations and cause the Collateral Agent to be listed as a co-loss payee on property and casualty policies and as an additional insured on liability policies.

(b) If any improvements located on any Mortgaged Property are at any time located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a Special Flood Hazard Area with respect to which flood insurance has been made available under the National Flood Insurance Act of 1968 (as now or hereafter in effect or successor act thereto), then the Lead Borrower shall, or shall cause the applicable Loan Party to (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (ii) deliver to the Collateral Agent evidence of such compliance in form and substance reasonably acceptable to the Collateral Agent (acting at the written direction of Required Lenders).

(c) In connection with the covenants set forth in this Section 5.02, it is understood and agreed that:

i. neither any Agent, the Lenders, nor their respective agents or employees shall be liable for any loss or damage insured by the insurance policies required to be maintained under this Section 5.02, it being understood that (A) the Loan Parties shall look solely to their insurance companies or any other parties other than the aforesaid parties for the recovery of such loss or damage and (B) such insurance companies shall have no rights of subrogation against any Agent, the Lenders or their agents or employees. If, however, the insurance policies, as a matter of the internal policy of such insurer, do not provide waiver of subrogation rights against such parties, as required above, then the Borrowers, on behalf of itself and behalf of each of the Subsidiaries, hereby agree, to the extent permitted by law, to waive, and further agrees to cause each of the Subsidiaries to waive, its right of recovery, if any, against each Agent, the Lenders and their agents and employees; and

ii. the designation of any form, type or amount of insurance coverage by the Required Lenders under this Section 5.02 shall in no event be deemed a representation, warranty or advice by the Required Lenders that such insurance is adequate for the purposes of the business of the Borrowers and the Subsidiaries or the protection of their properties.

Section 5.03. Taxes. Pay and discharge promptly when due all material Taxes imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful claims which, if unpaid, might give rise to a Lien (other than a Permitted Lien) upon such properties or any part thereof; provided, however, that such payment and discharge shall not be required with respect to any such Tax so long as (a) the validity or amount thereof shall be contested in good faith by appropriate proceedings and (b) the Borrowers or the affected Subsidiary, as applicable, shall have set aside on its books reserves in accordance with the applicable accounting principles with respect thereto. Each U.K. Borrower (i) will maintain is residence for Tax purposes in its jurisdiction of incorporation and (ii) expect as otherwise disclosed in any joinder or counterpart to this Agreement, will not carry on a trade through a permanent establishment outside its jurisdiction of incorporation; it being understood and agreed that this Section 5.03 shall not prohibit the establishment or operation of “branch offices” in other jurisdictions.

Section 5.04. Financial Statements, Reports, etc. Furnish to the Administrative Agent (which will promptly furnish such information to the Lenders):

(a) no later than 90 days (or, in the case of the fiscal year ending February 2, 2019, 120 days) after the end of each fiscal year (commencing with the fiscal year ending February 2, 2019), a consolidated balance sheet and related statements of operations, cash flows and owners’ equity showing the financial position of the Lead Borrower and the Subsidiaries as of the close of such fiscal year and the consolidated results of its operations during such year setting forth in comparative form the corresponding figures for the prior fiscal year, which consolidated balance sheet and related statements of operations, cash flows and owners’ equity shall be accompanied by customary management’s discussion and analysis (commencing with the fiscal year ending February 1, 2020) and audited by independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which shall not be qualified as to scope of audit or as to the status of the Lead Borrower or any subsidiary as a going concern (other than any going concern qualification or matter of emphasis arising as a result of the anticipated breach of any financial covenant)) to the effect that such consolidated financial statements fairly present, in all material respects, the financial position and results of operations of the Lead Borrower and the subsidiaries on a consolidated basis in accordance with GAAP (it being understood that the filing with the SEC of annual reports on Form 10-K of the Lead Borrower and its consolidated subsidiaries, or delivery by the Lead Borrower of such reports, shall satisfy the requirements of this Section 5.04(a) to the extent such annual reports include the information specified herein);

(b) no later than 45 days after the end of each of the first three (3) fiscal quarters of each fiscal year (commencing with the fiscal quarter ending May 4, 2019), a consolidated balance sheet and related statements of operations and cash flows showing the financial position of the Lead Borrower and the subsidiaries as of the close of such fiscal quarter and the consolidated results of its operations during such fiscal quarter and the then elapsed portion of the fiscal year and setting forth in comparative form the corresponding figures for the corresponding periods of the prior fiscal year, all of which shall be in reasonable detail and which consolidated balance sheet and related statements of operations and cash flows shall be accompanied by customary management’s discussion and analysis (commencing with the fiscal quarter ending August 3, 2019) and certified by a Financial Officer of the Lead Borrower on behalf of the Lead Borrower as fairly presenting, in all material respects, the financial position and results of operations of the Lead Borrower and the subsidiaries on a consolidated basis in accordance with GAAP (subject to normal year-end audit adjustments and the absence of footnotes) (it being understood that the filing with the SEC of quarterly reports on Form 10-Q of the Lead Borrower and its consolidated subsidiaries, or the delivery by the Lead Borrower of such reports, shall satisfy the requirements of this Section 5.04(b) to the extent such quarterly reports include the information specified herein);

(c) concurrently with any delivery of financial statements under paragraphs (a) or (b) above, a certificate of a Financial Officer of the Lead Borrower (i) certifying that no Event of Default or Default has occurred or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (ii) to the extent that compliance with the financial covenant under Section 6.11 is (or was) required in respect of the period covered by such financial statements, certifying as to (and containing reasonably detailed calculations demonstrating) compliance with such financial covenant as of the last day of the applicable Test Period, (iii) certifying a list of names of all Immaterial Subsidiaries, that each subsidiary set forth on such list individually qualifies as an Immaterial Subsidiary and that all such Subsidiaries in the aggregate do not exceed the limitation set forth in clause (b) of the definition of the term “Immaterial Subsidiary”, and (iv) certifying a list of names of all Unrestricted Subsidiaries and that each subsidiary set forth on such list qualifies as an Unrestricted Subsidiary;

(d) within 15 days after filed with the SEC, any reports of the Lead. Borrower filed on Form 8-K (it being understood that the filing with the SEC of reports on Form 8-K of the Lead Borrower and its Subsidiaries, or the delivery by the Lead Borrower of such reports, shall satisfy the requirements of this Section 5.04(d));

(e) concurrently with any delivery of financial statements under paragraphs (a) or (b) above, the related consolidated financial statements reflecting the adjustments necessary (as determined by the Administrative Agent and the Lead Borrower in good faith) to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements;

(f) within 90 days after the beginning of each fiscal year, a reasonably detailed consolidated annual budget for such fiscal year (including a projected consolidated balance sheet of the Lead Borrower and the Subsidiaries as of the end of the following fiscal year, and the related statement or schedule of projected cash flow and projected income), including a description of underlying assumptions with respect thereto (collectively, the “Budget”), which Budget shall in each case be accompanied by the statement of a Financial Officer of the Lead Borrower to the effect that the Budget it based on assumptions believed by such Financial Officer to be reasonable as of the date of delivery thereof.

Section 5.05. Litigation and Other Notices. Furnish to the Administrative Agent (which will promptly thereafter furnish to the Lenders) written notice of the following as promptly as possible, but in any event no later than three (3) Business Days after any Responsible Officer of the Lead Borrower obtains actual knowledge thereof:

(a) the occurrence of (x) any Event of Default or Default or (y) any default or event of default under (i) the Term Loan Credit Agreement, (ii) any Permitted Term Priority Indebtedness Documents or (iii) the documentation governing any other Material Indebtedness, in each case of clauses (x) and (y), specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto; and

(b) the filing or commencement of, or any written threat or notice of intention of any Person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against a Borrower or any of the Subsidiaries as to which an adverse determination is reasonably probable and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

Section 5.06. Compliance with Laws. Comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; provided, that this Section 5.06 shall not apply to laws related to Taxes, which are the subject of Section 5.03.

Section 5.07. Maintaining Records; Access to Properties and Inspections.

(a) Maintain all financial records in accordance with GAAP (or, in the case of the U.K. Borrowers (other than CGHL), in conformity with generally accepted accounting principles that are applicable in the United Kingdom) and permit any Persons designated by the Administrative Agent (acting at the written direction of Required Lenders) or, upon the occurrence and during the continuance of an Event of Default, any Lender to visit and inspect the financial records and the properties of the Borrowers or any of the Subsidiaries at reasonable times, upon reasonable prior notice to the Lead Borrower, and as often as reasonably requested and to make extracts from and copies of such financial records, and permit any Persons designated by the Administrative Agent (acting at the written direction of Required Lenders) or, upon the occurrence and during the continuance of an Event of Default, any Lender upon reasonable prior notice to the Lead Borrower to discuss the affairs, finances and condition of Holdings, the Borrowers or any of the Subsidiaries with the officers thereof and independent accountants therefor (subject to reasonable requirements of confidentiality, including requirements imposed by law or by contract), provided that in the absence of the existence of an Event of Default only one (1) inspection shall be permitted per fiscal year (it being understood that such inspection shall be at the Borrowers’ expense); provided, further, that when an Event of Default exists, all inspections shall be at the expense of the Borrowers.

(b) The Loan Parties shall permit the Administrative Agent to conduct (i) one field examination and one inventory appraisal per fiscal year with respect to the Borrowers, prepared by an appraiser reasonably satisfactory to the Administrative Agent (it being understood that Hilco Valuation Services is satisfactory to the Administrative Agent and the field examination and inventory appraisal delivered by Hilco Valuation Services in May 2018 shall satisfy the requirement in this clause (i) for the fiscal year ending February 2, 2019) at the Borrowers’ cost and expense, (ii) a second field examination and inventory appraisal per fiscal year with respect to the Borrowers at the Borrowers’ cost and expense if, at the time of the relevant field examination or inventory appraisal, Excess Global Availability shall have been less than the greater of (1) 15% of the Global Line Cap and (2) $11,250,000 for three (3) consecutive days and (iii) upon the reasonable request of the Administrative Agent, a third field examination and inventory appraisal per fiscal year with respect to the Borrowers at the Borrowers’ cost and expense if, at the time of the relevant field examination or inventory appraisal, an Event of Default is continuing.

Section 5.08. Use of Proceeds. Use the proceeds of the Loans and request issuance of Letters of Credit solely (a) to refinance all outstanding obligations and replace commitments under the Exit ABL, (b) to pay the fees, costs and expenses incurred in connection with the Transactions, (c) for general corporate purposes and for working capital requirements of the Loan Parties and their subsidiaries and (d) for any other purposes not prohibited by the terms of the Loan Documents.

Section 5.09. Environmental Matters. Furnish to the Administrative Agent (which will promptly thereafter furnish to the Lenders) written notice of the following promptly after any Responsible Officer of the Borrowers obtains actual knowledge thereof, in each case solely to the extent the same would reasonably be expected to have a Material Adverse Effect:

(a) any pending or threatened Environmental Claim against a Borrower or any Subsidiary or any Real Property owned, leased or operated by a Borrower or any Subsidiary;

(b) any condition or occurrence on or arising from any Real Property owned, leased or operated by a Borrower or any Subsidiary that (a) results in noncompliance by a Borrower or any Subsidiary with any applicable Environmental Law or (b) would reasonably be expected to form the basis of an Environmental Claim against a Borrower or any Subsidiary or any such Real Property;

(c) any condition or occurrence on any Real Property owned, leased or operated by a Borrower or any Subsidiary that could reasonably be expected to cause such Real Property to be subject to any restrictions on the ownership, lease, occupancy, use or transferability by such Borrower or Subsidiary of such Real Property under any Environmental Law; and

(d) the taking of any removal or remedial action in response to the actual or alleged presence of any Hazardous Material on any Real Property owned, leased or operated by a Borrower or any Subsidiary as required by any Environmental Law or any governmental or other administrative agency and all notices received by a Borrower or any Subsidiary from any government or governmental agency under, or pursuant to, CERCLA which identify such Borrower or Subsidiary as potentially responsible parties for remediation costs or which otherwise notify such Borrower or Subsidiary of potential liability under CERCLA.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and such Borrower’s or such Subsidiary’s response thereto.

Section 5.10. Further Assurances; Additional Security.

(a) Execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents and recordings of Liens in stock registries), that may be required under any applicable law, or that the Collateral Agent (acting at the written direction of Required Lenders) may reasonably request, to satisfy the Collateral and Guarantee Requirement and to cause the Collateral and Guarantee Requirement to be and remain satisfied, all at the expense of the Loan Parties and provide to the Collateral Agent, from time to time upon reasonable request (acting at the written direction of Required Lenders), evidence reasonably satisfactory to the Collateral Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

(b) [Reserved].

(c) Not later than the date of delivery of financial statements immediately following the acquisition of such Real Property pursuant to Section 5.04(a) or (b) (or such later date to which the Collateral Agent may reasonably agree), notify the Collateral Agent, in writing, of the acquisition of, grant and cause each of the Borrowers to grant to the Collateral Agent security interests and mortgages in such owned Real Property of such Borrower as are not covered by the then existing Mortgages, to the extent acquired after the Closing Date and having a value at the time of acquisition in excess of $2.5 million pursuant to Mortgages (each, an “Additional Mortgage”) and constituting valid and enforceable Liens subject to no other Liens except Permitted Liens at the time of perfection thereof, record or file, and cause each such Borrower to record or file, the Additional Mortgage or instruments related thereto in such manner and in such places as is required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Additional Mortgages and pay, and cause each such Borrower to pay, in full, all Taxes, fees and other charges payable in connection therewith, in each case (i) subject to the limitations set forth in the definition of “Collateral and Guarantee Requirement” and paragraph (g) below and (ii) if applicable, in compliance with Clauses 11.3 and 11.4 of the U.K. Security Agreement. Unless otherwise waived by the Collateral Agent (acting at the written direction of Required Lenders), with respect to each such Additional Mortgage, the Borrowers shall deliver to the Collateral Agent contemporaneously therewith a title insurance policy, and a survey.

(d) If (i) any additional Subsidiary of Holdings that is a Domestic Person (other than any Domestic Subsidiary of any Foreign Subsidiary) or is organized under the laws of England and Wales (other than, for the avoidance of doubt, Gibraltar) (other than an Immaterial Subsidiary or a Subsidiary of a Foreign Subsidiary (other than a Subsidiary organized under the laws of England and Wales)) is formed or acquired after the Closing Date (with any Subsidiary Redesignation resulting in an Unrestricted Subsidiary becoming a Subsidiary being deemed to constitute the acquisition of a Subsidiary) or (ii) any Domestic Subsidiary of Holdings or any Subsidiary of Holdings organized under the laws of the England and Wales ceases to be an Immaterial Subsidiary or a Subsidiary of a Foreign Subsidiary (other than a Subsidiary organized under the laws of England and Wales) after the Closing Date, within 20 Business Days (or such longer period as the Collateral Agent (acting at the written direction of Required Lenders) shall agree) after the date such Subsidiary is formed or acquired (in the case of clause (i)) or ceases to be an Immaterial Subsidiary or a Subsidiary of a Foreign Subsidiary (in the case of clause (ii)), cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interest in, or Indebtedness of, such Person owned by or on behalf of any Loan Party, subject to the limitations set forth in the definition of “Collateral and Guarantee Requirement” and in paragraph (g) below. The requirements set forth in this Section 5.10(d) shall not apply to any direct or indirect subsidiary of Holdings, to the extent that the burden, cost, or adverse tax consequences of providing such guarantee or granting such Lien outweighs the benefit afforded thereby as reasonably determined by the Administrative Agent and the Lead Borrower.

(e) If any Foreign Person is formed or acquired after the Closing Date (with any Subsidiary Redesignation resulting in an Unrestricted Subsidiary becoming a Subsidiary being deemed to constitute the acquisition of a Subsidiary) and if such Foreign Person is directly owned by Holdings or any U.S. Borrower, within 20 Business Days after the date such Foreign Person is formed or acquired (or such longer period as the Collateral Agent (acting at the written direction of Required Lenders) shall agree), cause the Collateral and Guarantee Requirement to be satisfied with respect to any Equity Interest in such Foreign Person owned by or on behalf of Holdings or any U.S. Borrower, subject to the limitations set forth in the definition of “Collateral and Guarantee Requirement” and in paragraph (g) below.

(f) Furnish to the Collateral Agent prompt written notice of any change (A) in any Loan Party’s corporate or organization name, (B) in any Loan Party’s identity or organizational structure or (C) in any Loan Party’s organizational identification number.

(g) Notwithstanding anything to the contrary in the definition of “Collateral and Guarantee Requirement”, in paragraphs (a) through (f) of this Section 5.10 and/or in any other Loan Document: (A) the Collateral shall exclude (collectively, the “Excluded Collateral”) (i) any interests in Real Property held by the Lead Borrower or any of the Subsidiaries (x) as a lessee under a lease or (y) as fee-owner but only if such fee- owned Real Property has an individual Fair Market Value in an amount less than $2.5 million, as determined by the Lead Borrower in good faith on the date hereof or, if purchased after the date hereof, as determined by the purchase price thereof, (ii) equipment subject to Capital Lease Obligations or purchase money financing to the extent such Capital Lease Obligations or purchase money financing are permitted under this Agreement and the terms thereof prohibit a grant of a security interest therein, (iii) (1) any Equity Interests acquired after the Closing Date (other than Equity Interests in the Borrowers or, in the case of any Person which is a Subsidiary, Equity Interests in such Person issued or acquired after such Person became a Subsidiary) in accordance with this Agreement if, and to the extent that, and for so long as doing so would violate (x) applicable law binding on such Equity Interests or (y) in the case of any Equity Interests in any Person that is not a Subsidiary, an enforceable contractual obligation binding on such Equity Interests if such obligation existed at the time of the acquisition thereof and was not created or made binding on such Equity Interests in contemplation of or in connection with the acquisition of such Person, in each case of clauses (x) and (y), after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code and other applicable law and (2) directors’ qualifying shares, (iv) any assets acquired after the Closing Date, to the extent that, and for so long as, taking such actions would violate applicable law or an enforceable contractual obligation binding on such assets that existed at the time of the acquisition thereof and was not created or made binding on such assets in contemplation or in connection with the acquisition of such assets (except in the case of assets acquired with Indebtedness permitted pursuant to Section 6.01(h) that is secured by a Permitted Lien), in each case, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code and other applicable law, (v) those assets as to which the Administrative Agent shall reasonably determine that the costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded thereby, (vi) escrow, trust and fiduciary accounts, in each case of this clause (vi), entered into in the ordinary course of business and consistent with prudent business judgment (as determined by the applicable Loan Party in good faith), where the applicable Loan Party holds the funds exclusively for the benefit of an unaffiliated third party, (vii) any Letter- of-Credit Right to the extent any Loan Party is required by applicable law to apply the proceeds of a drawing of such letter of credit for a specified purpose; provided that, upon the reasonable request of the Collateral Agent (acting at the written direction of the Required Lenders), the Lead Borrower shall, and shall cause any applicable Subsidiary to, use commercially reasonable efforts to have waived or eliminated any contractual obligation of the types described in clauses (iii) or (iv) of this clause (A), (viii) any cash or securities held in deposit or securities account of a Loan Party in relation to any U.K. Borrower granting any guarantees to the extent that it would result in unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006; (ix) any intent-to-use Trademark (as defined in the U.S. Collateral Agreement) application prior to the filing and acceptance of a “Statement of Use” or “Amendment to Allege Use” filing with respect thereto by the United States Patent and Trademark Office, only to the extent, if any, that, and solely during the period if any, in which, the grant of a security interest therein may impair the validity or enforceability of such intent-to-use Trademark (as defined in the U.S. Collateral Agreement) application under applicable federal law; and (x) any asset of a U.K. Borrower in relation to which there is any legal requirement or third party arrangement (including shareholder agreements, landlord consent requirements, contracts, leases, licensing arrangements or joint venture arrangements) which would prevent, prohibit, restrict, limit or condition, absolutely or conditionally (whether by contract or otherwise), such asset from being legal, binding and enforceable Collateral (or if secured, would give a third party the right to terminate or otherwise amend any rights, benefits and/or obligations of any such Loan Party in respect of those assets or require such Loan Party to take any action materially adverse to its interests) (collectively, a “Restriction”) and (xi) unless either (1) the U.K. Cash Pooling Amendment Effective Date occurs or (2) the documentation governing the U.K. HSBC Pooling Accounts is otherwise amended, modified, terminated, changed or replaced, the result of which is to permit the U.K. Borrowers (other than CGHL) to grant a Lien on the U.K. HSBC Pooling Accounts to secure the Obligations, the U.K. HSBC Pooling Accounts and/or any cash held therein; and (B) the Loan Parties shall not be required to take any action to perfect a security interest in (i) any vehicle subject to a certificate of title or ownership to the extent a security interest therein cannot be perfected by a UCC filing, (ii) those assets as to which the Required Lenders shall reasonably determine that the costs of perfecting such a security interest are excessive in relation to the value of the security to be afforded thereby, (iii) any deposit account exclusively used for payroll, payroll taxes, or other employee wage and benefit payments for the benefit of any Borrower’s or any other Loan Party’s employees, (iv) petty cash and other deposit accounts (other than store-level deposit accounts), in which the balance does not exceed $100,000 in the aggregate at any one time, (v) store-level deposit accounts in which the balance does not exceed

$5,000 per store, but only if such balances are swept into a deposit account subject to a Control Arrangement not less frequently than on a weekly basis, (vi) at any time on or prior to June 30, 2019 (or such later date to which the Administrative Agent may reasonably agree), any deposit account and/or securities account of any Loan Party by “control” pursuant to Sections 9-104 or 8-106(d), respectively, of the Uniform Commercial Code and any cash held in deposit accounts of a Loan Party and (vii) if (1) the U.K. Cash Pooling Amendment Effective Date occurs or (2) the documentation governing the U.K. HSBC Pooling Accounts is otherwise amended, modified, terminated or changed, the result of which is to permit the U.K. Borrowers (other than CGHL) to grant a Lien on the U.K. HSBC Pooling Accounts to secure the Obligations, the U.K. HSBC Pooling Accounts (the accounts described in clauses (vi) and (xi) of clause (A) and in clauses (iii), (iv), (v), (vi) and (vii) of this clause (B), as applicable, collectively, the “Excluded Accounts”).

(h) Notwithstanding anything to the contrary herein or in any other Loan Document, (i) in no event shall (A) any U.K. Borrower or any other Foreign Subsidiary, (B) any Qualified CFC Holding Company or (C) any Domestic Subsidiary that is a direct or indirect subsidiary of any Foreign Subsidiary be required and/or deemed to guarantee or be otherwise liable for, including as primary obligor, and/or grant any Lien or otherwise pledge any asset to secure, the U.S. Loans or any other Obligation of Holdings and/or any U.S. Borrower, (ii) in no event shall any proceeds of any Collateral pledged by any U.K. Borrower or any other Foreign Subsidiary be applied to satisfy any U.S. Loan and/or any other Obligation of Holdings and/or any U.S. Borrower and (iii) in no event shall Holdings or any U.S. Borrower, in its capacity as a borrower and/or guarantor under any Loan Document, be deemed to have pledged more than 100% of the outstanding non-voting Equity Interests or 65% of the issued and outstanding voting Equity Interests of (A) any Foreign Person directly owned by Holdings or such U.S. Borrower or (B) any Qualified CFC Holding Company directly owned by Holdings or such U.S. Borrower to secure any Obligations.

(i) Save as expressly required as a condition precedent herein or in any other Loan Document, no U.K. Loan Party shall have any obligation to investigate title, review documentation or registers, provide surveys or other insurance, environmental or other due diligence or diligence of any potentially applicable Restriction, or to identify, satisfy or remove any such Restriction.

(j) The applicable U.K. Borrowers shall use commercially reasonable efforts to amend (the “U.K. Cash Pooling Amendment”) the documentation governing the U.K. HSBC Pooling Accounts to permit such U.K. Borrowers (other than CGHL) to grant a Lien on the U.K. HSBC Pooling Accounts to secure the Obligations until the earlier of (i) 90 days after the Closing Date, or such later date as the Administrative Agent may agree and (ii) the date on which the Borrower determines in good faith that HSBC will not agree to the U.K. Cash Pooling Amendment (such earlier date, the “U.K. Cash Pooling Amendment Obligation End Date”); it being understood and agreed that this clause (j) shall not require the Lead Borrower and/or any Subsidiary to increase the amount of compensation paid or payable to HSBC in connection with the U.K. HSBC Pooling Accounts or modify the terms of the documentation governing the U.K. HSBC Pooling Accounts in a manner that adversely affects the utility of the U.K. Cash Pooling Accounts in the operation of the business of the Lead Borrower and its Subsidiaries.

(k) Notwithstanding anything to the contrary herein or in any other Loan Document, the assets of the U.K. Borrowers shall only comprise Excluded Collateral for the purpose of any fixed charge or any floating charge security interest contained in the U.K. Security Documents to the extent that (i) there is a Restriction on charging that asset or (ii) such asset is an interest in Real Property held by a U.K. Borrower (x) as a lessee under a lease or (y) as fee-owner but only if such fee-owned Real Property has an individual Fair Market Value in an amount less than $2.5 million, as determined by the Lead Borrower in good faith on the date hereof or, if purchased after the date hereof, as determined by the purchase price thereof or there is less than 10 years remaining on the term of the applicable lease.

Section 5.11. Lender Calls. If requested by the Administrative Agent, but in any event within 15 Business Days of each date that financial statements are required to be delivered pursuant to Section 5.04(a), the Lead Borrower shall conduct one (1) conference call in each fiscal year of the Lead Borrower with management of the Lead Borrower and the Lenders who choose to attend such conference call (at such date and time as reasonably agreed by the Lead Borrower and the Administrative Agent) to discuss the financial performance of the Lead Borrower and the Subsidiaries.

Section 5.12. Physical Inventories and Cycle Counts. The Loan Parties, at their own expense, shall cause not less than (a) one (1) cycle count for each distribution center, warehouse, shipping center, plant, factory or other similar location of the U.S. Borrowers (which for the avoidance of doubt excludes retail stores), in each case, to the extent any such location contains assets included in the calculation of the Borrowing Base at such time, to be conducted during each such Fiscal Year of the Loan Parties, and (b) one (1) physical inventory for each retail store location of the U.S. Borrowers to be conducted during each such Fiscal Year of the U.S. Borrowers, in each case, conducted by the U.S. Borrowers and following such methodology as is consistent with the methodology used in the immediately preceding inventory or as otherwise may be reasonably satisfactory to the Administrative Agent. The U.S. Borrowers, within 30 days following the completion of such inventory, shall provide the Administrative Agent with a reconciliation of the results of such inventory (as well as of any other physical inventory undertaken by a U.S. Borrower) and shall post such results to the U.S. Borrowers’ stock ledgers and general ledgers, as applicable. The U.K. Borrowers shall conduct at least one “cycle count” each year in a manner consistent with past practice.

Section 5.13. Employee Benefit Plans.

(a) Comply with (i) the applicable provisions of ERISA and, to the extent pertaining to ERISA, the Code, and (ii) applicable law relating to any Foreign Plan (other than those operated or maintained by a U.K. Borrower), in each case, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(b) Each U.K. Borrower (other than CGHL) shall ensure that (i) any Foreign Plan operated or maintained by the U.K. Borrowers (other than CGHL) is fully funded based on the statutory funding objective under sections 221 and 222 of the Pensions Act 2004 (UK), and (ii) it is not or has not been at any time an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004 (UK)) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993 (UK)) or “connected” with or an “associate” of (as those terms are defined in sections 38 or 43 of the Pensions Act 2004 (UK)) such an employer, except in each case, where noncompliance with clauses (i) and (ii) above could not reasonably be expected to have a Material Adverse Effect.

Section 5.14. Compliance with Environmental Laws.

(a) Comply, with all Environmental Laws and permits applicable to, or required by, the ownership, lease or use of Real Property now or hereafter owned, leased or operated by the Lead Borrower or any of its Subsidiaries, except such noncompliances as could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and will keep or cause to be kept all such Real Property free and clear of any Liens imposed pursuant to such Environmental Laws (other than Liens imposed on leased Real Property resulting from the acts or omissions of the owner of such leased Real Property or of other tenants of such leased Real Property who are not within the control of the Borrowers). Except as have not had, and could not reasonably be expected to have, a Material Adverse Effect, neither the Lead Borrower nor any of the Subsidiaries will generate, use, treat, store, Release or dispose of, or permit the generation, use, treatment, storage, Release or disposal of Hazardous Materials on any Real Property now or hereafter owned, leased or operated by the Lead Borrower or any of its Subsidiaries, or transport or permit the transportation of Hazardous Materials to or from any such Real Property, except for Hazardous Materials generated, used, treated, stored, Released or disposed of at any such Real Properties or transported to or from such Real Properties in compliance with all applicable Environmental Laws.

(b) (i) After the receipt by the Administrative Agent, Collateral Agent or any Lender of any notice of the type described in Section 5.05 or (ii) at any time that the Lead Borrower or any of its Subsidiaries are not in compliance with Section 5.09(a), at the written request of the Collateral Agent, the Lead Borrower will provide or cause the applicable Loan Party to provide an environmental site assessment report concerning any Mortgaged Property owned, leased or operated by the Lead Borrower or any other Loan Party that is the subject of or could reasonably be expected to be the subject of such notice or noncompliance, prepared by an environmental consulting firm reasonably approved by the Collateral Agent, indicating the presence or absence of Hazardous Materials and the reasonable worst case cost of any removal or remedial action in connection with such Hazardous Materials on such Mortgaged Property. If the Loan Parties fail to provide the same within 30 days after such request was made, the Collateral Agent may order the same, the reasonable cost of which shall be borne (jointly and severally) by the Lead Borrower and the other Loan Parties.

Section 5.15. Collateral Reporting.

(a) The Loan Parties shall deliver a Borrowing Base Certificate to the Administrative Agent within 20 days after the end of each fiscal month (or, in the case of the fiscal months ended January 5, 2019 and ending February 2, 2019, 30 days); it being understood and agreed that during a Cash Dominion Period, a Borrowing Base Certificate must be delivered on the Friday following the end of each fiscal week.

(b) Each Borrowing Base Certificate shall be certified on behalf of the Borrowers by a Responsible Officer of the Lead Borrower, setting forth the Borrowing Base, as at the end of such fiscal month (or each week during a Cash Dominion Period), in each case, accompanied by such supporting detail and documentation as shall be requested by the Administrative Agent in its reasonable discretion.

(c) If Holdings, any of the Borrowers or any of their Subsidiaries (i) disposes of more than $10,000,000 of assets comprising the Borrowing Base to a non-Loan Party in a transaction permitted by Section 6.05 hereof or (ii) designates as an Unrestricted Subsidiary an entity with assets comprising the Borrowing Base in excess of $10,000,000, then in each case, the Lead Borrower shall promptly deliver to the Administrative Agent an updated Borrowing Base Certificate, on a Pro Forma Basis for such disposition or designation.

Section 5.16. Cash Management.

(a) Within the time period set forth in the Collateral and Guarantee Requirement and subject to the Collateral and Guarantee Requirement, each Loan Party shall enter into Control Arrangements over each Deposit Account and Investment Account (other than any Excluded Account) maintained by such Loan Party.

(b) Commencing on June 30, 2019 (or such later date as the Administrative Agent shall agree in its reasonable discretion), each Loan Party shall (i) ensure that all payments made to it are made directly to deposit accounts that are Controlled Deposit Accounts, (ii) deposit any cash that it otherwise has or receives from time to time into such Controlled Deposit Accounts and (iii) deposit all of its cash equivalents in securities accounts that are Controlled Securities Accounts. The Administrative Agent shall have (as applicable) springing control with respect to the Controlled Deposit Accounts pursuant to the Control Arrangements governing such accounts. The requirements set forth in this Section 5.16(b) shall not apply to cash that is permitted to be held in Excluded Accounts or any cash or securities described in Section 5.10(g)(A)(viii).

(c) No later than at the end of each Business Day, but solely during a Cash Dominion Period, each Controlled Deposit Account shall be swept into, and all amounts contained in such accounts shall be credited to, the Cash Collateral Account.

(d) During a Cash Dominion Period, the Administrative Agent (at the direction of the Required Lenders) may apply all amounts on deposit in the Cash Collateral Account against the Obligations of the applicable Borrower that are then due and payable to the Agents, the Lenders and the other Secured Parties, in the order of application provided for in Section 2.16. So long as no Event of Default is continuing hereunder, the Administrative Agent (at the direction of the Required Lenders) may release funds in the Cash Collateral Account to the Controlled Deposit Account specified by the Lead Borrower on a daily basis. The Administrative Agent shall not have any responsibility for, or bear any risk of loss of, any investment or income of any funds in the Cash Collateral Account. To the extent a Cash Dominion Period shall have occurred and is continuing, no Loan Party and no Person claiming on behalf of or through any Loan Party shall have any right to demand payment of any funds held in any Cash Collateral Account at any time (without the consent of the Required Lenders) prior to (i) the cure, termination or waiver of such Cash Dominion Period or (ii) the termination of all Commitments and the payment in full of all Obligations.

Section 5.17. Post-Closing Actions. The Lead Borrower agrees that it will, or will cause its relevant Subsidiaries to, complete each of the actions described on Schedule 5.17 by no later than the date set forth in Section 5.17 with respect to such action or such later date as the Administrative Agent may reasonably agree.

Section 5.18. People With Significant Control Regime. Each Loan Party shall (and Holdings shall ensure that each other Subsidiary shall):

(a) within the relevant timeframe, comply with any notice it receives pursuant to Part 21A of the Companies Act 2006 from any company incorporated in the United Kingdom whose shares are the subject of the Collateral; and

(b) promptly provide the Collateral Agent with a copy of that notice.

ARTICLE VI

NEGATIVE COVENANTS

Holdings (solely with respect to Section 6.08) and the Borrowers covenant and agree with each Agent and each Lender that, so long as this Agreement shall remain in effect and until the Termination Date, unless the Required Lenders in their sole discretion, shall otherwise consent in writing, Holdings (in the case of Section 6.08) and the Borrowers will not, and will not permit any of their respective Subsidiaries to:

Section 6.01. Indebtedness. Incur, create, assume or permit to exist any Indebtedness, except:

(a) Indebtedness existing on the Closing Date and set forth on Schedule 6.01 and any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness (other than Indebtedness of the Lead Borrower to any Subsidiary or of any Subsidiary to the Lead Borrower or any Subsidiary that is Refinanced with Indebtedness owed to a Person other than the Lead Borrower or any Subsidiary);

(b) (i) Indebtedness created hereunder and under the other Loan Documents (including any Incremental Revolving Loans) and (ii) Indebtedness incurred pursuant to the Term Loan Credit Agreement and the other Term Loan Documents;

(c) Indebtedness of the Borrowers or any Subsidiary pursuant to Swap Agreements not entered into for speculative purposes (i) to the extent constituting Obligations and/or (ii) to the extent not constituting Obligations, in an aggregate amount, in the case of this clause (ii), not to exceed $22.5 million at any time outstanding;

(d) Indebtedness owed to (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance to the Borrowers or any Subsidiary, pursuant to reimbursement or indemnification obligations to such Person, in each case in the ordinary course of business; provided, that upon the incurrence of Indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than 30 days following such incurrence;

(e) Indebtedness of the Borrowers to any Subsidiary and of any Subsidiary to the Borrowers or any Subsidiary; provided, that (i) Indebtedness of any Subsidiary that is not a Loan Party owing to the Loan Parties shall be subject to Section 6.04 and (ii) Indebtedness of a Loan Party to any Subsidiary that is not a Loan Party shall, be unsecured and shall be subordinated to the Obligations on the terms set forth in the Intercompany Note or other terms reasonably satisfactory to the Administrative Agent;

(f) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(g) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services in the ordinary course of business; provided, that (x) such Indebtedness (other than credit or purchase cards) is extinguished within three (3) Business Days of notification to the Lead Borrower of its incurrence and (y) such Indebtedness in respect of credit or purchase cards is extinguished within 60 days from its incurrence;

(h) (i) Indebtedness of a Subsidiary acquired after the Closing Date or an entity merged into or consolidated or amalgamated with the Borrowers or any Subsidiary after the Closing Date and Indebtedness assumed in connection with the acquisition of assets, which Indebtedness in each case exists at the time of such acquisition, merger, consolidation or amalgamation and is not created in contemplation of such event and where such acquisition, merger, consolidation or amalgamation is permitted by this Agreement; provided, that (A) in each case, no Default or Event of Default shall have occurred and be continuing or would result therefrom and (B) the aggregate amount of Indebtedness assumed or acquired pursuant to this paragraph (i) shall not exceed the greater of $52.5 million and 22% of EBITDA for the most recently ended Test Period at any time outstanding and (ii) without duplication, any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness.

(i) Capital Lease Obligations, mortgage financings and purchase money Indebtedness incurred by the Borrowers or any Subsidiary prior to or within 270 days after the acquisition, lease or improvement of the respective property (real or personal, and whether through the direct purchase of property or the Equity Interests of any Person owning such property) permitted under this Agreement in order to finance such acquisition, lease or improvement, in an aggregate amount not to exceed the greater of $45 million and 20% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(j) other Indebtedness of the Borrowers or any Subsidiary, in an aggregate principal amount that at the time of, and after giving effect to, the incurrence thereof, would not exceed the greater of $15 million and 7% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(k) Indebtedness constituting Permitted Term Priority Indebtedness so long as (i) no Event of Default is continuing at the time of incurrence or would result from the incurrence of such Permitted Term Priority Indebtedness and (ii) the amount of Permitted Term Priority Indebtedness does not exceed $175 million at any time outstanding;

(l) Guarantees (i) by the Loan Parties of the Indebtedness of the Borrowers described in paragraphs (a) and (b) of this Section 6.01, (ii) by the Borrowers or any other Loan Party of any Indebtedness or other obligations of the Borrowers or any other Loan Party permitted to be incurred under this Agreement, (iii) by the Borrowers or any other Loan Party of Indebtedness otherwise permitted hereunder of any Subsidiary that is not a Loan Party to the extent such Guarantees are permitted by Section 6.04 (other than Section 6.04(v)), (iv) by any Subsidiary that is not a Loan Party of Indebtedness of another Subsidiary that is not a Loan Party and (v) by the Borrowers of Indebtedness of Foreign Subsidiaries incurred for working capital purposes in the ordinary course of business on ordinary business terms so long as such Indebtedness is permitted to be incurred under Section 6.01(r) to the extent such Guarantees are permitted by Section 6.04 (other than Section 6.04(v));

(m) Indebtedness arising from agreements of the Lead Borrower or any Subsidiary providing for indemnification, adjustment of purchase or acquisition price or similar obligations, in each case, incurred or assumed in connection with any Permitted Business Acquisition or the disposition of any business, assets or a Subsidiary not prohibited by this Agreement, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(n) Indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of other Indebtedness) in the ordinary course of business in an aggregate amount not to exceed the greater of $7.5 million and 4% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(o) Indebtedness arising in connection with the sale of any tax refund, tax claim or similar amount or receivable (a “Permitted Tax Receivable Financing”) in an aggregate amount not to exceed the greater of $7.5 million and 4% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(p) Indebtedness consisting of (i) the financing of insurance premiums or (ii) take or pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(q) Indebtedness incurred under any letter of credit facility in an aggregate amount not to exceed the greater of $7.5 million and 4% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(r) Indebtedness of non-Loan Party Foreign Subsidiaries (other than Indebtedness owed to the Lead Borrower or another Subsidiary) in an aggregate amount not to exceed the greater of $45 million and 20.0% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(s) Indebtedness incurred in connection with any equipment financing, including by way of a Permitted Sale and Lease Bank Transaction, in an aggregate amount not to exceed the greater of $7.5 million and 4% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(t) Indebtedness representing deferred compensation to employees of the Borrowers or any Subsidiary incurred in the ordinary course of business (including amounts owing in connection with the MIP);

(u) unsecured Indebtedness in respect of obligations of the Borrowers or any Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided, that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms (which require that all such payments be made within 90 days after the incurrence of the related obligations) in the ordinary course of business and not in connection with the borrowing of money or any Swap Agreements;

(v) Indebtedness incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures, in an aggregate amount not to exceed the greater of $15 million or 7% of EBITDA for the most recently ended Test Period at any time outstanding and, without duplication, Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(w) Indebtedness issued by the Borrowers or any Subsidiary to current or former officers, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of Holdings or any Parent Entity, if and to the extent such purchase or redemption is permitted by Section 6.06(c);

(x) Indebtedness consisting of obligations of the Lead Borrower or any Subsidiary under deferred compensation or other similar arrangements incurred by such Person in connection with Permitted Business Acquisitions or any other Investment permitted hereunder;

(y) Indebtedness incurred by the Lead Borrower pursuant to the Holdings Intercompany Note; and

(z) all premium (if any, including tender premiums), defeasance costs, interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in paragraphs (a) through (y) above.

For purposes of determining compliance with this Section 6.01, the amount of any Indebtedness denominated in any currency other than Dollars shall be calculated based on customary currency exchange rates in effect, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) on or prior to the Closing Date, on the Closing Date and, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) after the Closing Date, on the date that such Indebtedness was incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness); provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a currency other than

Dollars (or in a different currency from the Indebtedness being refinanced), and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the outstanding or committed principal amount, as applicable, of such Indebtedness being refinanced plus the aggregate amount of fees, underwriting discounts, premiums (including tender premiums), defeasance costs and other costs and expenses incurred in connection with such refinancing.

Section 6.02. Liens. Create, incur, assume or permit to exist any Lien (other than a Permitted Lien (as defined below)) on any property or assets (including stock or other securities of any Person, including the Borrowers and any Subsidiary) at the time owned by it or on any income or revenues or rights in respect of any thereof; provided, however, that the provisions of this Section 6.02 shall not apply to the following (collectively, “Permitted Liens”):

(a) Liens on property or assets of the Lead Borrower and the Subsidiaries existing on the Closing Date securing Indebtedness of the Lead Borrower and the Subsidiaries (i) set forth on Schedule 6.02(a) and any modifications, replacements, renewals or extensions of such Indebtedness or (ii) permitted under Section 6.01(b) and Liens securing Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness as permitted by Section 6.01; provided, that (i) Liens securing Indebtedness set forth on Schedule 6.02(a) shall not subsequently apply to any other property or assets of the Lead Borrower or any Subsidiary other than (A) after- acquired property that is affixed or incorporated into the property covered by such Lien and (B) proceeds and products thereof and (ii) Indebtedness permitted under Section 6.01(b) secured by Liens as of the Closing Date (and Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness) may be secured by Liens on after-acquired property or assets to the extent otherwise permitted under this Section 6.02;

(b) (i) any Lien created under the Loan Documents, permitted in respect of any Mortgaged Property by the terms of the applicable Mortgage and/or otherwise securing any Obligation and (ii) any Lien securing “Obligations” (as defined in the Term Loan Credit Agreement) under the Term Loan Credit Agreement and the Term Loan Documents (so long as, in the case of any Liens on the U.S. Collateral, such Liens are subject to the Intercreditor Agreement);

(c) any Lien on any property or asset of the Borrowers or any Subsidiary securing Indebtedness or Permitted Refinancing Indebtedness permitted by Section 6.01(h); provided, that such Lien (i) does not apply to any other property or assets of the Borrowers or any of the Subsidiaries not securing such Indebtedness at the date of the acquisition of such property or asset (other than after acquired property subjected to a Lien securing Indebtedness and other obligations incurred prior to such date and which Indebtedness and other obligations are permitted hereunder that require a pledge of after acquired property, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition), (ii) such Lien is not created in contemplation of or in connection with such acquisition and (iii) in the case of a Lien securing Permitted Refinancing Indebtedness, any such Lien is permitted, subject to compliance with clause (d) of the definition of the term “Permitted Refinancing Indebtedness”;

(d) Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with Section 5.03;

(e) Liens imposed by law, including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business, securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrowers or any Subsidiary shall have set aside on its books reserves in accordance with GAAP (or with respect to Foreign Subsidiaries in accordance with generally accepted accounting principles that are applicable in their respective jurisdiction of organization);

(f) (i) pledges and deposits and other Liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other Liens securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Borrowers or any Subsidiary;

(g) deposits and other Liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with utilities, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred by the Borrowers or any Subsidiary in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(h) restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights of way, covenants, conditions, restrictions and declarations on or with respect to the use of Real Property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and that, in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of the Borrowers or any Subsidiary;

(i) Liens securing Indebtedness permitted by Section 6.01(i); provided that (i) such Liens are incurred within 270 days after the acquisition, lease or improvement of the respective property subject to such Liens, (ii) such Liens do not at any time encumber property (except for replacements, additions, accessions and proceeds to such property) other than the property financed by such Indebtedness and the proceeds and products thereof and customary security deposits and (iii) with respect to Capitalized Leases, such Liens do not at any time extend to or cover any assets (except for replacements, additions and accessions to such assets) other than the assets subject to such Capitalized Leases and the proceeds and products thereof and customary security deposits; it being understood and agreed for purposes of this clause (i) that individual financings provided by one lender (or its affiliates) may be cross collateralized to other financings of the same type provide by such lender or its affiliates;

(j) Liens securing Indebtedness permitted under Section 6.01(s) so long as such Liens attach only to the property sold and being leased in such transaction and any accessions thereto or proceeds thereof and related property;

(k) Liens securing judgments that do not constitute an Event of Default under Section 7.01(j);

(l) Liens disclosed by the title insurance policies delivered pursuant to Section 5.10 and any replacement, extension or renewal of any such Lien; provided, that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted by this Agreement;

(m) any interest or title of a lessor or sublessor under any leases or subleases entered into by the Borrowers or any Subsidiary in the ordinary course of business;

(n) Liens that are contractual rights of set off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Borrowers or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrowers or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Borrowers or any Subsidiary in the ordinary course of business;

(o) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set off or similar rights;

(p) Liens securing obligations in respect of trade related letters of credit, bank guarantees or similar obligations permitted under Section 6.01(f), (j) or (n) and covering the property (or the documents of title in respect of such property) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof;

(q) leases or subleases, licenses or sublicenses (including with respect to intellectual property and software) granted to others in the ordinary course of business not interfering in any material respect with the business of the Borrowers and the Subsidiaries, taken as a whole;

(r) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(s) Liens solely on any cash earnest money deposits made by the Lead Borrower or any of the Subsidiaries in connection with any letter of intent or purchase agreement in respect of any Investment permitted hereunder;

(t) Liens with respect to property or assets, or Equity Interests of any Foreign Subsidiary securing Indebtedness of a Foreign Subsidiary permitted under Section 6.01;

(u) Liens securing any Permitted Tax Receivable Financing;

(v) the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business;

(w) Liens arising from precautionary Uniform Commercial Code financing statements or consignments entered into in connection with any transaction otherwise permitted under this Agreement;

(x) Liens on Equity Interests in joint ventures securing obligations of such joint ventures;

(y) Liens on securities that are the subject of repurchase agreements constituting Permitted Investments under clause (c) of the definition thereof;

(z) Liens consisting of deposits securing Indebtedness permitted by Sections 6.01(n) and/or 6.01(q);

(aa) Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit, bank guarantee or bankers’ acceptance issued or created for the account of the Borrowers or any Subsidiary in the ordinary course of business; provided, that such Lien secures only the obligations of the Borrowers or such Subsidiaries in respect of such letter of credit, bank guarantee or banker’s acceptance to the extent permitted under Section 6.01;

(bb) Liens securing insurance premiums financing arrangements, provided, that such Liens are limited to the applicable unearned insurance premiums;

(cc) Liens in favor of the Borrowers; provided that if any such Lien shall cover any Collateral, the holder of such Lien shall execute and deliver to the Collateral Agent a subordination agreement in form and substance reasonably satisfactory to the Collateral Agent (acting at the written direction of Required Lenders);

(dd) Liens on deposits securing Swap Agreements permitted under Section 6.01(c) in an aggregate amount not to exceed the greater of $22.5 million and 11% of EBITDA for the most recently ended Test Period at any time outstanding;

(ee) Liens securing Permitted Term Priority Indebtedness so long as such Liens are subject to a Permitted Term Priority Acceptable Intercreditor Agreement; and

(ff) other Liens on property or assets of the Borrowers or any Subsidiary securing obligations in an aggregate amount not to exceed $15 million at any time outstanding.

Section 6.03. [Reserved].

Section 6.04. Investments, Loans and Advances. Purchase, hold or acquire (including pursuant to any merger, consolidation or amalgamation with a Person that is not a Wholly Owned Subsidiary immediately prior to such merger, consolidation or amalgamation) any Equity Interests, evidences of Indebtedness or other securities of, make or permit to exist any loans or advances to or Guarantees of the obligations of (each, an “Investment”), any other Person, except:

(a) [Reserved];

(b) Investments by the Lead Borrower or any Subsidiary in the Lead Borrower or any Subsidiary; provided, that the aggregate amount of Investments (valued at the time of the making thereof and without giving effect to any write downs or write offs thereof) made after the Closing Date by the Loan Parties pursuant to this clause (b) in Subsidiaries that are not Loan Parties shall not exceed an aggregate net amount equal to $15 million, plus any return of capital actually received by the respective investors in respect of Investments theretofore made by them pursuant to this paragraph (b); provided, further, that (1) intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations and/or the management of intercompany royalty payables of the Lead Borrower and the Subsidiaries, (2) intercompany loans, advances or Indebtedness having a term not exceeding 364 days (inclusive of any roll-overs or extensions of terms) and made in the ordinary course of business consistent with past practice and (3) intercompany current liabilities, loans, advances and transfers of inventory made in the ordinary course of business in connection with the management of the Canadian operations of the Lead Borrower and the Subsidiaries consistent with past practice, in each case, shall not be included in calculating the limitation in this paragraph at any time; provided, further, that all such intercompany loans made by any Subsidiary that is not a Loan Party to any Loan Party shall be unsecured and shall be subordinated to the Obligations on the terms set forth in the Intercompany Note or other terms reasonably satisfactory to the Administrative Agent;

(c) Permitted Investments and Investments that were Permitted Investments when made;

(d) Investments arising out of the receipt by the Lead Borrower or any Subsidiary of noncash consideration for the sale of assets permitted under Section 6.05, in an aggregate amount not to exceed $7.5 million at any time outstanding;

(e) loans and advances to officers, directors, employees or consultants of Holdings, the Borrowers or any Subsidiary (i) in the ordinary course of business (including for payroll payments and expenses) in an aggregate amount not to exceed $7.5 million at any time outstanding (calculated without regard to write downs or write offs thereof), (ii) in connection with such person’s purchase of Equity Interests of Holdings (or any Parent Entity) solely to the extent that the amount of such loans and advances shall be contributed following such purchase to the applicable Borrower in cash as common equity or (iii) pursuant to the terms and conditions of the MIP, any Plan or any shareholders’ agreement then in effect;

(f) accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business;

(g) Swap Agreements permitted pursuant to Section 6.01;

(h) Investments existing on, or contractually committed as of, the Closing Date and set forth on Schedule 6.04 and any extensions, renewals or reinvestments thereof, so long as the aggregate amount of all Investments pursuant to this clause (g) is not increased at any time above the amount of such Investment existing or committed on the Closing Date (other than pursuant to an increase as required by the terms of any such Investment as in existence on the Closing Date);

(i) Investments resulting from pledges and deposits under Sections 6.02(f), (g), (k), (r), (s), (u), (z) and (ff);

(j) other Investments by the Borrowers or any Subsidiary in an aggregate amount (valued at the time of the making thereof, and without giving effect to any write downs or write offs thereof) not to exceed the greater of $37.5 million and 16% of EBITDA for the most recently ended Test Period; provided, that if any Investment pursuant to this clause (j) is made in any Person that is not a Subsidiary of the Lead Borrower at the date of the making of such Investment and such Person becomes a Subsidiary of the Lead Borrower after such date pursuant to another Investment the amount of which, when taken together with the amount of the prior Investment, would be permitted under another provision of this Section 6.04, any Investment in such Person outstanding under this Section 6.04(j) shall thereafter be deemed to have been made pursuant to such other provision and shall cease to have been made pursuant to this clause (j) for so long as such Person continues to be a Subsidiary of the Lead Borrower;

(k) Investments constituting Permitted Business Acquisitions;

(l) intercompany loans between non-Loan Parties and Guarantees by non-Loan Parties permitted by Section 6.01;

(m) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers and suppliers, in each case in the ordinary course of business or Investments acquired by the Borrowers or any of the Subsidiaries as a result of a foreclosure by the Borrowers or any of the Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(n) Investments of a Subsidiary acquired after the Closing Date or of an entity merged into, or consolidated or amalgamated with, the Borrowers or merged into or consolidated or amalgamated with a Subsidiary after the Closing Date, in each case, (i) to the extent permitted under this Section 6.04 and, (ii) in the case of any acquisition, merger, consolidation or amalgamation, in accordance with Section 6.05 and (iii) to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, consolidation or amalgamation and were in existence on the date of such acquisition, merger, consolidation or amalgamation;

(o) acquisitions by the Borrowers of obligations of one or more officers or other employees of Holdings, any Parent Entity, the Borrowers or the Subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of Holdings or any Parent Entity, so long as no cash is actually advanced by the Borrowers or any of the Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

(p) Guarantees by the Borrowers or any Subsidiary of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by any Loan Party in the ordinary course of business;

(q) Investments to the extent that payment for such Investments is made with Equity Interests of Holdings (or any Parent Entity);

(r) the consummation of the Transactions;

(s) Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted under Section 6.06;

(t) Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers consistent with past practices;

(u) [reserved];

(v) Guarantees permitted under Section 6.01 (except to the extent such Guarantee is expressly subject to Section 6.04);

(w) advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Borrowers or such Subsidiary;

(x) Investments by the Borrowers and the Subsidiaries, including loans and advances to any direct or indirect parent of the Borrowers, if the Borrowers or any other Subsidiary would otherwise be permitted to make a Restricted Payment in such amount (provided that the amount of any such Investment shall also be deemed to be a Restricted Payment under the appropriate clause of Section 6.06 of this Agreement);

(y) [reserved];

(z) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons and made in the ordinary course of business;

(aa) purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property in each case in the ordinary course of business, to the extent such purchases and acquisitions constitute Investments;

(bb) Investments in joint ventures in an aggregate amount not to exceed the greater of $37.5 million and 16% of EBITDA for the most recently ended Test Period in the aggregate at any one time outstanding (calculated without regard to write-downs or write-offs thereof); provided that if any Investment pursuant to this clause (bb) is made in any Person that is not a Subsidiary of a Borrower at the date of the making of such Investment and such Person becomes a Subsidiary of a Borrower after such date pursuant to another Investment the amount of which, when taken together with the amount of the prior Investment, would be permitted under another provision of this Section 6.04, any Investment in such Person outstanding under this Section 6.04(bb) shall thereafter be deemed to have been made pursuant to such other provision and shall cease to have been made pursuant to this clause (bb) for so long as such Person continues to be a Subsidiary of a Borrower; and

(cc) other Investments so long as the Payment Conditions are satisfied on a Pro Forma Basis immediately after giving effect to such Investment.

The amount of Investments that may be made at any time pursuant to Section 6.04(a) or 6.04(g) (such Sections, the “Related Sections”) may, at the election of the Lead Borrower, be increased by the amount of Investments that could be made at such time under the other Related Section; provided that the amount of each such increase in respect of one Related Section shall be treated as having been used under the other Related Section.

Section 6.05. Mergers, Consolidations, Sales of Assets and Acquisitions. Merge into, or consolidate or amalgamate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or any part of its assets (whether now owned or hereafter acquired), or issue, sell, transfer or otherwise dispose of any Equity Interests of the Borrowers or any Subsidiary, or purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or any substantial part of the assets of any other Person or any division or business unit of any other Person, provided that this Section 6.05 shall not prohibit:

(a) (i) the purchase and sale of inventory in the ordinary course of business by the Borrowers or any Subsidiary, (ii) the acquisition or lease (pursuant to an operating lease) of any other asset in the ordinary course of business by the Borrowers or any Subsidiary, (iii) the sale of surplus, obsolete, damaged or worn out equipment or other property in the ordinary course of business by the Borrowers or any Subsidiary or (iv) the sale of Permitted Investments in the ordinary course of business;

(b) if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing or would result therefrom, (i) the merger, consolidation or amalgamation of any U.S. Borrower into or with any other U.S. Borrower; provided that in any such transaction to which the Lead Borrower is a party, the Lead Borrower is the survivor, (ii) the merger, consolidation or amalgamation of any U.K. Borrower into or with any other U.K. Borrower, (iii) the merger, consolidation or amalgamation of any Subsidiary that is not a Loan Party into or with any Subsidiary that is not a Loan Party, (iv) the merger, consolidation or amalgamation of any Subsidiary that is not a Loan Party into or with any Subsidiary that is a Loan Party in a transaction in which the surviving or resulting entity is a Loan Party, (v) the liquidation or dissolution or change in form of entity of any Subsidiary (other than the Lead Borrower) if the Lead Borrower determines in good faith that such liquidation, dissolution or change in form is in the best interests of the Loan Parties and is not materially disadvantageous to the Lenders or (vi) any Subsidiary may merge, consolidate or amalgamate into or with any other Person in order to effect an Investment permitted pursuant to Section 6.04 so long as the continuing or surviving Person shall be a Subsidiary, which shall be a Loan Party if the merging, consolidating or amalgamating Subsidiary was a Loan Party;

(c) sales, transfers, leases or other dispositions to the Borrowers or a Subsidiary (upon voluntary liquidation, dissolution or otherwise); provided, that any sales, transfers, leases or other dispositions by a Loan Party to a Subsidiary that is not a Loan Party in reliance on this paragraph (c) shall be permitted only to the extent (i) made in compliance with Section 6.07 and (ii) an Investment in such Subsidiary would be permitted by Section 6.04(b) or (j);

(d) transfers by (x) any Loan Party of Equity Interests in a Foreign Person or Qualified CFC Holding Company to (y) a Foreign Person or Qualified CFC Holding Company directly owned by Holdings or a U.S. Borrower; provided, that (i) if the Equity Interests of the transferee have not already been pledged pursuant to a Foreign Pledge Agreement, the Collateral and Guarantee Requirement shall be satisfied with respect to the Equity Interests of the transferee, and (ii) the pledge of any Equity Interests so transferred shall be released by the Collateral Agent upon the consummation of such transfer;

(e) the disposition of tax refunds and related assets in connection with any Permitted Tax Receivable Financing;

(f) Investments permitted by Section 6.04, Permitted Liens and Restricted Payments permitted by Section 6.06;

(g) the sale of defaulted receivables in the ordinary course of business and not as part of an accounts receivables financing transaction;

(h) sales, transfers, leases, licenses or other dispositions of assets not otherwise permitted by this Section 6.05 for cash and Permitted Investments; provided, that (i) the aggregate gross proceeds of any or all assets, sold, transferred, leased or otherwise disposed of in reliance under this paragraph (h) shall not exceed the greater of (x) $172.5 million and (y) 72% of EBITDA for the most recently ended Test Period and no Event of Default exists or would result therefrom;

(i) Permitted Business Acquisitions (including any merger, consolidation or amalgamation in order to effect a Permitted Business Acquisition); provided, that following any such merger, consolidation or amalgamation, if any, involving the Lead Borrower, the Lead Borrower is the surviving corporation;

(j) leases, licenses, or subleases or sublicenses of any real or personal property in the ordinary course of business;

(k) sales, leases or other dispositions of inventory of the Borrowers and the Subsidiaries determined by the management of the applicable Borrower to be no longer useful or necessary in the operation of the business of the Borrowers or any of the Subsidiaries;

(l) the issuance by Holdings of the Holdings Preferred Units in accordance with the terms and conditions of the Holdings LLC Agreement (as in effect on the date hereof, as amended or modified in a manner that is not materially adverse to the Lenders in the good faith determination of the Lead Borrower) and, to the extent the same would otherwise be restricted by the terms of this Agreement, the consummation of the other Transactions;

(m) Permitted Sale and Lease Back Transactions in an aggregate amount not to exceed the greater of (x) $7.5 million and (y) 4% of EBITDA for the most recently ended Test Period at any time outstanding;

(n) any disposition of Equity Interests of a Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Borrowers and the Subsidiaries) from whom such Subsidiary was acquired or from whom such Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition; provided, that the net investment in the Equity Interests of the Subsidiary would be permitted by Section 6.04 if made on the date of such disposition; and

(o) the consummation of the Transactions.

Section 6.06. Restricted Payments. Declare or pay any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of its Equity Interests (other than dividends and distributions on Equity Interests payable solely by the issuance of additional Equity Interests (other than Disqualified Stock) of the Person paying such dividends or distributions) or directly or indirectly redeem, purchase, retire or otherwise acquire for value (or permit any Subsidiary to purchase or acquire) any of its Equity Interests or set aside any amount for any such purpose (other than through the issuance of additional Equity Interests (other than Disqualified Stock) of the Person redeeming, purchasing, retiring or acquiring such shares) or make any payment, whether in cash, property, securities or a combination thereof (but excluding, for the avoidance of doubt, the payment or accrual of interest paid-in-kind), under the Holdings Intercompany Note (the foregoing, “Restricted Payments”); provided, however, that:

(a) any Subsidiary of the Lead Borrower may make Restricted Payments to the Lead Borrower or to any Wholly Owned Subsidiary of the Lead Borrower (or, in the case of non-Wholly Owned Subsidiaries, to the Lead Borrower or any Subsidiary that is a direct or indirect parent of such Subsidiary and to each other owner of Equity Interests of such Subsidiary on a pro rata basis (or more favorable basis from the perspective of the Lead Borrower or such Subsidiary) based on their relative ownership interests so long as any repurchase of its Equity Interests from a Person that is not the Lead Borrower or a Subsidiary is permitted under Section 6.04);

(b) (x) the Lead Borrower may make Restricted Payments to Holdings in respect of (i) overhead, legal, accounting and other professional fees and expenses of Holdings or any Parent Entity, (ii) fees and expenses related to any public offering or private placement of debt or equity securities of any Parent Entity whether or not consummated, (iii) franchise Taxes and other fees, Taxes and expenses in connection with the maintenance of its existence and its (or any Parent Entity’s indirect) ownership of the Lead Borrower, (iv) payments permitted by Section 6.07(b), and (v) customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of Holdings or any Parent Entity, in each case in order to permit Holdings or any Parent Entity to make such payments; provided, that in the case of clauses (i), (ii) and (iii), the amount of such Restricted Payments shall not exceed the portion of any amounts referred to in such clauses (i), (ii) and (iii) that are allocable to the Lead Borrower and its Subsidiaries (which shall be 100% for so long as Holdings or such Parent Entity, as the case may be, owns no assets other than the Equity Interests in the Lead Borrower, Holdings, or another Parent Entity) and (y) the Lead Borrower may make Restricted Payments (without duplication with payments permitted by Section 6.07(b)(xiv)) to any direct or indirect parent company of the Lead Borrower that files a consolidated U.S. federal tax return that includes the Lead Borrower and any of its Subsidiaries, in each case in an amount not to exceed the amount that the Lead Borrower and such Subsidiaries would have been required to pay in respect of federal, state or local Taxes (as the case may be) in respect of such year if the Lead Borrower and such Subsidiaries paid such Taxes directly as a stand-alone taxpayer (or stand-alone group);

(c) the Lead Borrower may make Restricted Payments to Holdings (A) as contemplated by the MIP and/or (B) the proceeds of which are used to purchase or redeem the Equity Interests of Holdings or any Parent Entity (including related stock appreciation rights or similar securities) held by then present or former directors, consultants, officers or employees of Holdings, the Borrowers or any of the Subsidiaries or by any Plan or any shareholders’ agreement then in effect upon such Person’s death, disability, retirement or termination of employment or under the terms of any such Plan or any other agreement under which such shares of stock or related rights were issued; provided, that the aggregate amount of such purchases or redemptions under this paragraph (c)(B) shall not exceed (i) $3.75 million in any fiscal year, minus (ii) the amount of Indebtedness then outstanding under Section 6.01(w), plus (x) the amount of net proceeds contributed to the Lead Borrower that were received by Holdings or any Parent Entity during such calendar year from sales of Equity Interests of Holdings or any Parent Entity of Holdings to directors, consultants, officers or employees of Holdings, any Parent Entity, the Borrowers or any Subsidiary in connection with permitted employee compensation and incentive arrangements and (y) the amount of net proceeds of any key man life insurance policies received during such calendar year (which, if not used in any year, may be carried forward to any subsequent calendar year); provided, further, that cancellation of Indebtedness owing to the Borrowers or any Subsidiary from members of management of Holdings, any Parent Entity, the Borrowers or the Subsidiaries in connection with a repurchase of Equity Interests of Holdings or any Parent Entity will not be deemed to constitute a Restricted Payment for purposes of this Section 6.06;

(d) noncash repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(e) other Restricted Payments so long as the Payment Conditions are satisfied on a Pro Forma Basis immediately after giving effect to any such Restricted Payment;

(f) so long as no Event of Default under Section 7.01(b), (c), (h) or (i) has occurred and is continuing, Holdings may pay regularly scheduled dividends to the holders of the Holdings Preferred Units in accordance with the terms and conditions of the Holdings LLC Agreement (as in effect on the date hereof, as amended or modified in a manner that is not materially adverse to the Lenders in the good faith determination of the Lead Borrower);

(g) the Lead Borrower may make Restricted Payments to allow Holdings or any Parent Entity to make payments in cash, in lieu of the issuance of fractional shares, upon the exercise of warrants or upon the conversion or exchange of Equity Interests of any such Person;

(h) after a Qualified IPO, and so long as no Event of Default shall have occurred and be continuing or would result therefrom at the time of the declaration thereof, the Lead Borrower may make Restricted Payments in an amount equal to 6.0% per annum of the net proceeds received by or contributed to the Lead Borrower from any public offering of Equity Interests of the Lead Borrower, Holdings or any Parent Entity;

(i) the Lead Borrower may make Restricted Payments to Holdings or any Parent Entity to finance any Investment permitted to be made pursuant to Section 6.04; provided that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment and (B) such parent shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the Lead Borrower or a Subsidiary or (2) the merger, consolidation or amalgamation (to the extent permitted in Section 6.05) of the Person formed or acquired into the Lead Borrower or a Subsidiary in order to consummate such Permitted Business Acquisition or Investment, in each case, in accordance with the requirements of Section 5.10;

(j) to the extent constituting a Restricted Payment, the consummation of the Transactions; and

(k) any party to the Contingent Value Rights Agreement may make any payments of amounts owing thereunder pursuant to the terms and conditions thereof.

Notwithstanding the foregoing, if an amount is permitted to be paid from the Lead Borrower to Holdings pursuant to this Agreement (under the foregoing provisions of this Section 6.06 or otherwise), such amount may be applied as a payment under or in respect of the Holdings Intercompany Note (in lieu of a dividend, distribution, direct payment or otherwise), and this Section 6.06 shall not operate to prevent any such payment solely because the amount was applied in the form of a payment under or in respect of the Holdings Intercompany Note (and not as a dividend, distribution, direct payment or otherwise); it being understood and agreed that this paragraph is not intended to permit the Lead Borrower to make any payment to Holdings that was not otherwise permitted under the terms of this Agreement (without giving effect to the provisions of this paragraph).

Section 6.07. Transactions with Affiliates.

(a) Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transaction with, any of its Affiliates or any known direct or indirect holder of 10% or more of any class of Equity Interests of the Lead Borrower in a transaction involving aggregate consideration in excess of $37.5 million, unless such transaction is (i) otherwise permitted (or required) under this Agreement and (ii) upon terms no less favorable to the Borrowers or such Subsidiary, as applicable, than would be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate.

(b) The foregoing paragraph (a) shall not prohibit, to the extent otherwise permitted under this Agreement,

i. any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options and stock ownership plans approved by the Board of Directors of Holdings or of the Lead Borrower,

ii. loans or advances to employees or consultants of Holdings (or any Parent Entity), the Borrowers or any of the Subsidiaries in accordance with Section 6.04(e),

iii. transactions among the Borrowers or any Subsidiary or any entity that becomes a Subsidiary as a result of such transaction (including via merger, consolidation or amalgamation in which a Subsidiary is the surviving entity),

iv. (A) the consummation of the Transaction and/or any Emergence Transaction, (B) transactions contemplated by the Indebtedness permitted by Section 6.01(h), and (C) the incurrence of Indebtedness pursuant to Section 6.01(y) and the consummation of the transactions contemplated by the Holdings Intercompany Note,

v. (A) the payment of fees, reasonable out-of-pocket costs and indemnities to directors, officers, consultants and employees of Holdings, any Parent Entity, the Borrowers and other Subsidiaries in the ordinary course of business (limited, in the case of any Parent Entity, to the portion of such fees and expenses that are allocable to the Borrowers and the other Subsidiaries (which shall be 100% for so long as Holdings or such Parent Entity, as the case may be, owns no assets other than the Equity Interests in the Lead Borrower, Holdings or another Parent Entity and assets incidental to the ownership of the Borrowers and its Subsidiaries)) and (B) the payment or reimbursement, as applicable, of fees, expenses and other compensation required to be paid or reimbursed, as applicable, under the Holdings LLC Agreement,

vi. (A) any employment agreements entered into by the Borrowers or any of the Subsidiaries in the ordinary course of business, (B) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with employees, officers or directors, and (C) any employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees, and any reasonable employment contract and transactions pursuant thereto,

vii. Restricted Payments permitted under Section 6.06, including payments to Holdings (and any Parent Entity) and the payment of regularly scheduled dividends (whether in kind or in cash) to the holders of the Holdings Preferred Units in accordance with the terms and conditions of the Holdings LLC Agreement (as in effect on the date hereof, as amended or modified in a manner that is not materially adverse to the Lenders in the good faith determination of the Lead Borrower),

viii. any purchase by Holdings of the Equity Interests of the Lead Borrower,

ix. transactions with Wholly Owned Subsidiaries for the purchase or sale of goods, products, parts and services entered into in the ordinary course of business in a manner consistent with past practice,

x. any transaction or payment in respect of which the Lead Borrower delivers to the Administrative Agent (for delivery to the Lenders) a letter addressed to the Board of Directors of the Lead Borrower from an accounting, appraisal or investment banking firm, in each case of nationally recognized standing that is (A) in the good faith determination of the Lead Borrower qualified to render such letter and (B) reasonably satisfactory to the Administrative Agent, which letter states that such transaction is on terms that are no less favorable to the Borrowers or such Subsidiary, as applicable, than would be obtained in a comparable arm’s length transaction with a Person that is not an Affiliate,

xi. transactions with joint ventures for the purchase or sale of goods, equipment and services entered into in the ordinary course of business and in a manner consistent with past practice,

xii. the issuance, sale, transfer of Equity Interests of the Lead Borrower to Holdings and capital contributions by Holdings to the Lead Borrower,

xiii. following a Borrower Qualified IPO, the issuance of Equity Interests (other than Disqualified Stock) of the Lead Borrower to the management of the Lead Borrower or any Subsidiary,

xiv. payments by Holdings (and any Parent Entity), the Borrowers and the Subsidiaries pursuant to Tax sharing agreements among Holdings (and any such Parent Entity), the Borrowers and the Subsidiaries on customary terms that require each party to make payments when such Taxes are due or refunds received of amounts equal to the income Tax liabilities and refunds generated by each such party calculated on a separate return basis and payments to the party generating Tax benefits and credits of amounts equal to the value of such Tax benefits and credits made available to the group by such party,

xv. payments or loans (or cancellation of loans) to employees or consultants that are (i) approved by a majority of the Disinterested Directors of the Board of Directors of Holdings or the Lead Borrower in good faith, (ii) made in compliance with applicable law and (iii) otherwise permitted under this Agreement,

xvi. transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement that are fair to the Borrowers or the Subsidiaries,

xvii. transactions between the Borrowers or any of the Subsidiaries and any Person, a director of which is also a director of the Borrowers or any direct or indirect parent company of the Borrower, provided, however, that (A) such director abstains from voting as a director of the applicable Borrower or such direct or indirect parent company, as the case may be, on any matter involving such other Person and (B) such Person is not an Affiliate of the applicable Borrower for any reason other than such director’s acting in such capacity,

xviii. transactions permitted by, and complying with, the provisions of (x) Section 6.04(a) and Section 6.05(b) (other than Section 6.05(b)(v)) or (y) Section 6.05(d),

xix. intercompany transactions undertaken in good faith (as certified by a Responsible Officer of the Lead Borrower in a certificate delivered to the Administrative Agent) for the purpose of improving the consolidated Tax efficiency of the Borrowers and the Subsidiaries and not for the purpose of circumventing any covenant set forth herein, or

xx. payments of amounts owing under the Contingent Value Rights Agreement pursuant to the terms and conditions thereof.

Section 6.08. Business of the Lead Borrower and the Subsidiaries.

(a) Notwithstanding any other provisions hereof, engage at any time in any business or business activity other than any business or business activity conducted by any of them on the Closing Date and any business or business activities incidental or related thereto, or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

(b) Holdings will not (x) incur, create, assume or permit to exist any Indebtedness of Holdings, (y) create incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any Person, including the Lead Borrower and, indirectly, its Subsidiaries) at the time owned by it or on any income or revenues or rights in respect of any thereof or (z) engage in any business or activity or own any material assets other than its ownership of the Equity Interests of, and the management of, the Lead Borrower and, indirectly, its Subsidiaries and activities incidental thereto; provided that Holdings may engage in (i) the maintenance of its existence in compliance with applicable law, (ii) legal, Tax and accounting matters in connection with any of the foregoing or following activities, (iii) the entering into, and performing its obligations under, this Agreement, the other Loan Documents to which it is a party, the Term Loan Credit Agreement, any Permitted Term Priority Indebtedness Documents and the other definitive documentation entered into in connection with any of the foregoing, (iv) the issuance, sale or repurchase of its Equity Interests and the receipt of capital contributions, (v) the making of dividends or distributions on its Equity Interests, (vi) the filing of registration statements, and compliance with applicable reporting and other obligations, under federal, state or other securities laws, (vii) the listing of its equity securities and compliance with applicable reporting and other obligations in connection therewith, (viii) the performance of obligations under and compliance with its certificate of incorporation and by-laws, or any applicable law, ordinance, regulation, rule, order, judgment, decree or permit, including, as a result of or in connection with the activities of its Subsidiaries, (ix) the incurrence and payment of its operating and business expenses and any Taxes for which it may be liable (including reimbursement to Affiliates for such expenses paid on its behalf), (x) the consummation of the Transaction and/or any Emergence Transaction, (xi) the making of loans to or other Investments in, or incurrence of Indebtedness from, the Lead Borrower (or in the case of incurrence of Indebtedness, from any Wholly Owned Domestic Subsidiary which is a Loan Party) as and to the extent not prohibited by this Agreement, (xii) the performance of its obligations under the Holdings LLC Agreement, (xiii) lending (to the Lead Borrower or any Subsidiary if and to the extent such loan is otherwise permitted by this Agreement, including pursuant to the Holdings Intercompany Note), holding and/or distributing cash, cash equivalents and/or other assets received by it as a result of a transaction permitted by this Agreement and (xiv) activities and/or assets, as applicable, incidental to the activities otherwise permitted under this Section 6.08.

Section 6.09. Limitation on Payments and Modifications of Indebtedness; Modifications of Certificate of Incorporation, By Laws and Certain Other Agreements; etc.

(a) Amend or modify in any manner materially adverse to the Lenders, or grant any waiver or release under or terminate in any manner (if such granting or termination shall be materially adverse to the Lenders), the articles or certificate of incorporation, by laws, limited liability company operating agreement, partnership agreement or other organizational documents of any Loan Party.

(b) (i) Make, or agree or offer to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any third party Indebtedness which is contractually subordinated to the Loans, secured by a Lien that is junior to the Liens securing the Loans (but excluding the Term Loans) or unsecured with an individual outstanding amount in excess of the Threshold Amount (all such financing, “Junior Financing”), or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (A) Refinancings permitted by Section 6.01, (B) payments of regularly scheduled interest, (C) payments or distributions in respect of all or any portion of the Junior Financing with the proceeds contributed to the Lead Borrower by Holdings from the issuance, sale or exchange by Holdings (or any direct or indirect parent of Holdings) of Equity Interests made within eighteen months prior thereto, (D) the conversion of any Junior Financing to Equity Interests of Holdings or any of its direct or indirect parents; (E) the consummation of the Transaction and/or any Emergence Transaction; (F) payments or distributions in respect of Junior Financings prior to their scheduled maturity date so long as the Payment Conditions are satisfied on a Pro Forma Basis immediately after giving effect to any such payment or distribution; and (G) additional payments in respect of Junior Financings in an amount not to exceed the greater of (1) $15.0 million and (2) 8% of EBITDA for the most recently ended Test Period; or

(ii) Amend or modify, or permit the amendment or modification of, any provision of Junior Financing or the Term Loan Credit Agreement or any agreement, document or instrument evidencing or relating thereto, other than amendments or modifications that (A) are not in any manner materially adverse to Lenders in their capacity as such and that do not affect the subordination or payment provisions thereof (if any) in a manner adverse to the Lenders in their capacity as such or (B) otherwise comply with the definition of “Permitted Refinancing Indebtedness”.

(c) Permit any Subsidiary to enter into any agreement or instrument that by its terms restricts (i) the payment of dividends or distributions or the making of cash advances to the Borrowers or any Subsidiary that is a direct or indirect parent of such Subsidiary or (ii) the granting of Liens by the Borrowers or such Subsidiary pursuant to the Security Documents, in each case, other than those arising under any Loan Document, except, in each case, restrictions existing by reason of:

(A) restrictions imposed by applicable law;

(B) contractual encumbrances or restrictions in effect on the Closing Date under Indebtedness existing on the Closing Date and set forth on Schedule 6.01 or in any agreements related to any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness that does not expand the scope of any such encumbrance or restriction;

(C) any restriction on a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Equity Interests or assets of a Subsidiary;

(D) customary provisions in joint venture agreements, similar agreements applicable to joint ventures and other similar agreements entered into in the ordinary course of business;

(E) any restrictions imposed by any agreement relating to secured Indebtedness permitted by this Agreement to the extent that such restrictions apply only to the property or assets securing such Indebtedness;

(F) any restrictions imposed by any agreement relating to Indebtedness incurred pursuant to Sections 6.01(h), (i) or 6.01(r) or Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness, to the extent such restrictions are not more restrictive, taken as a whole, than the restrictions applicable to the Indebtedness being refinanced;

(G) customary provisions contained in leases or licenses of intellectual property and other similar agreements entered into in the ordinary course of business;

(H) customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(I) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(J) customary restrictions and conditions contained in any agreement relating to the sale, transfer, lease or other disposition of any asset permitted under Section 6.05 pending the consummation of such sale, transfer, lease or other disposition;

(K) customary restrictions and conditions contained in the document relating to any Lien, so long as (1) such Lien is a Permitted Lien and such restrictions or conditions relate only to the specific asset subject to such Lien, and (2) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 6.09;

(L) customary net worth provisions contained in Real Property leases entered into by Subsidiaries of the Lead Borrower, so long as the Lead Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of the Lead Borrower and its Subsidiaries to meet their ongoing obligations;

(M) any agreement in effect at the time such subsidiary becomes a Subsidiary, so long as such agreement was not entered into in contemplation of such Person becoming a Subsidiary;

(N) restrictions in agreements representing Indebtedness permitted under Section 6.01 of a Subsidiary of the Lead Borrower that is not a Loan Party;

(O) customary restrictions on leases, subleases, licenses or Equity Interests or asset sale agreements otherwise permitted hereby as long as such restrictions relate to the Equity Interests and assets subject thereto;

(P) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(Q) restrictions contained in the Term Loan Documents and/or in any Permitted Term Priority Indebtedness Document; or

(R) any encumbrances or restrictions of the type referred to in Sections 6.09(d)(i) and 6.09(d)(ii) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (Q) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Lead Borrower, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Section 6.10. [Reserved].

Section 6.11. Financial Covenant. Permit the Consolidated Fixed Charge Coverage Ratio for any Test Period to be less than 1.00 to 1.00; provided that such Consolidated Fixed Charge Coverage Ratio will only be tested on the date any Covenant Trigger Period commences (as of the last day of the Test Period ending immediately prior to the date on which such Covenant Trigger Period shall have commenced) and shall continue to be tested as of the last day of each Test Period thereafter until such Covenant Trigger Period is no longer continuing.

Section 6.12. Fiscal Year; Accounting. Cause the end of its fiscal year to change to a date other than the Saturday closest to January 31, unless prior written notice of a change is given to the Administrative Agent.

ARTICLE VII

EVENTS OF DEFAULT

Section 7.01. Events of Default. In case of the happening of any of the following events (each, an “Event of Default”):

(a) any representation or warranty made or deemed made by Holdings, the Borrowers or any other Loan Party (i) herein or in any other Loan Document or any certificate or document delivered pursuant hereto or thereto or (ii) contained in any Borrowing Base Certificate with respect to the Borrowing Base, shall, in each case, prove to have been false or misleading in any material respect when so made or deemed made, and, with respect to clause (ii) above only, such default shall continue unremedied for a period of three (3) Business Days;

(b) default shall be made in the payment of any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c) default shall be made in the payment of any interest on any Loan or the reimbursement with respect to any L/C Disbursement or in the payment of any fee or any other amount (other than an amount referred to in (b) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five (5) Business Days;

(d) default shall be made in the due observance or performance by Holdings, the Borrowers or any of the Subsidiaries of any covenant, condition or agreement contained in Section 5.01, 5.05(a)(x) or Article VI;

(e) default shall be made in the due observance or performance by Holdings, the Borrowers or any of the Subsidiaries of any covenant, condition or agreement contained in (i) Sections 5.04(a) – (c), and such default shall continue unremedied for a period of ten (10) days, (ii) Sections 5.04(d) – (f), and such default shall continue unremedied for a period of fifteen (15) Business Days, (iii) Section 5.15(a) or Section 5.16, and such default shall continue unremedied for a period of three (3) Business Days, or (iv) any Loan Document (other than those specified in clauses (i) or (ii) or in paragraphs (b), (c) and (d) above) and such default shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent (acting at the written direction of the Required Lenders) to the Lead Borrower;

(f) (i) any event or condition occurs that enables or permits (with all applicable grace periods having expired) the holder or holders of any Material Indebtedness, or any trustee or agent on its or their behalf, to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or any Guarantee of Material Indebtedness to become payable, or cash collateral in respect thereof to be demanded; or (ii) Holdings, the Borrowers or any Subsidiary fails to make payment when due with all applicable grace periods having expired (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in respect of any Material Indebtedness, but regardless of the amount which comprises such payment; provided, that this clause (f) shall not apply to (1) secured Indebtedness that becomes due subject to a mandatory prepayment or redemption as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness, (2) any Indebtedness that is required to be prepaid with excess cash flow or insurance proceeds received in connection with any casualty and/or condemnation event and/or (3) termination events or equivalent events pursuant to the terms of any Swap Agreement which are not the result of any default thereunder by any Loan Party or any Subsidiary);

(g) there shall have occurred a Change in Control;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of Holdings, the Borrowers or any of the Subsidiaries, or of a substantial part of the property or assets of Holdings, the Borrowers or any Subsidiary, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Holdings, the Borrowers or any of the Subsidiaries or for a substantial part of the property or assets of Holdings, the Borrowers or any of the Subsidiaries or (iii) the winding up or liquidation of Holdings, the Borrowers or any Subsidiary (except, in the case of any Subsidiary, in a transaction permitted by Section 6.05); and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) Holdings, the Borrowers or any Subsidiary shall (A) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (B) consent (including by a resolution of its Board of Directors) to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in either (x) clause (A) of this paragraph (i) or (y) in paragraph (h) above, (C) apply for or consent (including by a resolution of its Board of Directors) to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Holdings, the Borrowers or any of the Subsidiaries or for a substantial part of the property or assets of Holdings, the Borrowers or any Subsidiary, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make or consent to (including by a resolution of its Board of Directors) a general assignment for the benefit of creditors or (F) become unable or admit in writing its inability or fail generally to pay its debts as they become due;

(j) the failure by Holdings, the Borrowers or any Subsidiary to pay one or more final judgments aggregating in excess of $15 million (to the extent not covered by insurance), which judgments are not discharged or effectively waived or stayed for a period of 60 consecutive days, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of Holdings, the Borrowers or any Subsidiary to enforce any such judgment;

(k) (i) a trustee shall be appointed by a United States district court to administer any Plan, (ii) an ERISA Event or ERISA Events shall have occurred with respect to any Plan or Multiemployer Plan, (iii) the PBGC shall institute proceedings (including giving notice of intent thereof) to terminate any Plan or Plans, (iv) the Borrowers or any Subsidiary or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA (or, after the effectiveness of Title II of the Pension Act, that it is in endangered or critical status, within the meaning of Section 305 of ERISA) or (v) the Borrowers or any Subsidiary or any ERISA Affiliate shall engage in any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect;

(l) (i) any material provision of any Loan Document shall for any reason cease to be or is asserted in writing by Holdings, the Borrowers or any Subsidiary not to be a legal, valid and binding obligation of such Person, (ii) any security interest created or purported to be created by any Security Document and to extend to assets that are not immaterial to the Borrowers and the Subsidiaries on a consolidated basis shall cease to be, or shall be asserted in writing by Holdings, the Borrowers or any other Loan Party not to be, a valid and perfected security interest (perfected as or having the priority required by this Agreement or the relevant Security Document and subject to such limitations and restrictions as are set forth herein and therein) in the securities, assets or properties covered thereby, except to the extent that any such loss of perfection or priority results from the limitations of foreign laws, rules and regulations as they apply to pledges of Equity Interests in Foreign Subsidiaries or the application thereof, or from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the U.S. Collateral Agreement or (iii) the Guarantees pursuant to the Security Documents by Holdings, the Borrowers or any other Loan Party of any of the Obligations shall cease to be in full force and effect (other than in accordance with the terms thereof), or shall be asserted in writing by Holdings, the Borrowers or any other Loan Party not to be in effect or not to be legal, valid and binding obligations; or

(m) Any U.K. Insolvency Event occurs with respect to any U.K. Borrower.

then, and in every such event (other than an event described in paragraph (h) or (i) above), and at any time thereafter during the continuance of such event, the Administrative Agent, acting at the written direction of the Required Lenders, shall, by notice to the Lead Borrower, take any or all of the following actions, at the same or different times: (i) terminate forthwith the Commitments, (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding and (iii) if the Loans have been declared due and payable pursuant to clause (ii) above, demand cash collateral pursuant to Section 2.04(j); and in any event described in paragraph (h) or (i) above, the Commitments shall automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall automatically become due and payable and the Administrative Agent shall be deemed to have made a demand for cash collateral to the full extent permitted under Section 2.04(j), without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding; provided that, solely with respect to the enforcement of the liens or exercise of any other rights or remedies with respect to the Collateral (including rights to set off or apply any amounts in any bank accounts that are a part of the Collateral), the Administrative Agent will provide the Lead Borrower with at least five (5) business days’ prior written notice thereof.

Section 7.02. Exclusion of Immaterial Subsidiaries. Solely for the purposes of determining whether a Default or Event of Default has occurred under clauses (h) or (i) of Section 7.01, any reference in any such clause to any Subsidiary shall be deemed not to include any Immaterial Subsidiary affected by any event or circumstance referred to in any such clause.

Section 7.03. Application of Funds. Subject to the terms of the Intercreditor Agreement and, after the exercise of remedies provided for in Section 7.01 (or after the Loans have automatically become immediately due and payable as set forth in Section 7.01 and the Commitments have been terminated), any amounts received on account of the Obligations shall be applied by the Administrative Agent pursuant to Section 5.02 of the U.S. Collateral Agreement, Clause 4 (Application of Proceeds) of the U.K. Security Trust Deed or Section 19 of the Gibraltar Security Agreement, as applicable.

ARTICLE VIII

THE AGENTS

Section 8.01. Appointment.

(a) Each Lender (in its capacities as a Lender and on behalf of itself and, to the extent such Lender has the requisite authority, its Affiliates as potential counterparties to Swap Agreements) and each Issuing Bank (in such capacities and on behalf of itself and its Affiliates as potential counterparties to Swap Agreements) hereby irrevocably designates and appoints (i) the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, and (ii) the Collateral Agent as the agent of such Lender and the other Secured Parties under the Security Documents, and each such Lender irrevocably authorizes each Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to such Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. In addition, to the extent required under the laws of any jurisdiction other than the United States, each of the Lenders and the Issuing Banks hereby grants to the Administrative Agent any required powers of attorney to execute any Security Document governed by the laws of such jurisdiction on such Lender’s or Issuing Bank’s behalf. Notwithstanding any provision to the contrary elsewhere in this Agreement, no Agent shall have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

(b) In furtherance of the foregoing, each Lender (in its capacities as a Lender and on behalf of itself and, to the extent such Lender has the requisite authority, its Affiliates as potential counterparties to Swap Agreements) and each Issuing Bank (in such capacities and on behalf of itself and its Affiliates as potential counterparties to Swap Agreements) hereby appoints and authorizes the Collateral Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In connection therewith, any Subagent appointed by the Collateral Agent pursuant to Section 8.02 or any agent appointed by the Administrative Agent as permitted hereunder) shall be entitled to the benefits of this Article VIII (including, without limitation, Section 8.07) as though such Subagent or agent were an “Agent” under the Loan Documents, as if set forth in full herein with respect thereto.

(c) Each Lender (in its capacity as a Lender and on behalf of itself and, to the extent such Lender has the requisite authority, its Affiliates as potential counterparties to Swap Agreements) and each Issuing Bank (in such capacities and on behalf of itself and its Affiliates as potential counterparties to Swap Agreements) irrevocably authorizes the Agents, at its option and in its discretion, to release any Lien on any property granted to or held by the Agents under any Loan Document (A) upon termination of the Commitments and payment in full of all Obligations (other than in respect of contingent indemnification and expense reimbursement obligations for which no claim has been made) and the expiration, termination or cash collateralization of all Letters of Credit, (B)

that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (C) if approved, authorized or ratified in writing in accordance with Section 9.08 hereof. Upon request by either Agent at any time, the Required Lenders will confirm in writing such Agent’s authority to release its interest in particular types or items of property, or to release any Loan Party from its obligations under the Loan Documents.

(d) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, (i) the Administrative Agent (irrespective of whether the principal of any Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise (A) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of any or all of the Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and each Agent and any Subagents allowed in such judicial proceeding, and (B) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and (ii) any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their agents and counsel, and any other amounts due to the Agents under the Loan Documents. Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or Issuing Bank or to authorize the Administrative Agent to vote in respect of the claim of any Lender or Issuing Bank in any such proceeding.

Section 8.02. Delegation of Duties. Each Agent may execute any of its duties under this Agreement and the other Loan Documents (including for purposes of holding or enforcing any Lien on the Collateral or any portion thereof) by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent may also from time to time, when the Administrative Agent deems it to be necessary or desirable, appoint one or more trustees, co-trustees, collateral co-agents, collateral subagents or attorneys-in-fact (each, a “Subagent”) with respect to all or any part of the Collateral; provided, that no such Subagent shall be authorized to take any action with respect to any Collateral unless and except to the extent expressly authorized in writing by the Administrative Agent. Should any instrument in writing from the Lead Borrower or any other Loan Party be required by any Subagent so appointed by the Administrative Agent to more fully or certainly vest in and confirm to such Subagent such rights, powers, privileges and duties, the Lead Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent. If any Subagent, or successor thereto, shall die, become incapable of acting, resign or be removed, all rights, powers, privileges and duties of such Subagent, to the extent permitted by law, shall automatically vest in and be exercised by the Administrative Agent until the appointment of a new Subagent. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent, attorney-in- fact or Subagent.

Section 8.03. Exculpatory Provisions. (a) Notwithstanding anything to the contrary set forth in this Agreement or any other Loan Document, neither any Agent or its Affiliates nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (i) liable for any action taken or not taken by it with the consent, instruction, direction or at the request of the Required Lenders (or such other number or percentage of Lenders as shall be necessary under the circumstances), (ii) otherwise liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such Person’s own gross negligence or willful misconduct) or (iii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, (a) no Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, and (b) no Agent shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, or be liable for the failure to disclose, any information relating to the Lead Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as such Agent or any of its Affiliates in any capacity. Each Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until written notice describing such Default or Event of Default is given to a Responsible Officer of such Agent in writing by the Borrower, a Lender or an Issuing Bank. No Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Security Documents, (v) the value or the sufficiency of any Collateral or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(b) No Agent shall be responsible for (i) perfecting, maintaining, monitoring, preserving or protecting the security interest or lien granted under this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, (ii) the filing, re-filing, recording, re-recording or continuing or any document, financing statement, mortgage, assignment, notice, instrument of further assurance or other instrument in any public office at any time or times or (iii) providing, maintaining, monitoring or preserving insurance on or the payment of taxes with respect to any of the Collateral. The actions described in items (i) through (iii) shall be the sole responsibility of the Lead Borrower.

(c) Each Agent has accepted and is bound by this Agreement and the other Loan Documents executed by such Agent as of the date of this Agreement and, as directed in writing by the Required Lenders, each Agent shall execute additional Loan Documents delivered to it after the date of this Agreement; provided, however, that such additional Loan Documents do not adversely affect the rights, privileges, benefits and immunities of such Agent. Each Agent will not otherwise be bound by, or be held obligated by, the provisions of any loan agreement, indenture or other agreement governing the Obligations (other than this Agreement and the other Loan Documents to which such Agent is a party).

(d) No written direction given to any Agent by the Required Lenders or the Lead Borrower or any Loan Party that in the sole judgment of such Agent imposes, purports to impose or might reasonably be expected to impose upon such Agent any obligation or liability not set forth in or arising under this Agreement and the other Loan Documents will be binding upon such Agent unless such Agent elects, at its sole option, to accept such direction.

(e) No Agent shall be responsible or liable for any failure or delay in the performance of its obligations under this Agreement or the other Loan Documents arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; business interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; labor disputes; acts of civil or military authority and governmental action.

(f) In no event shall any Agent be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether such Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(g) No Agent shall be liable for any error of judgment made in good faith by a Responsible Officer of such Agent.

(h) Delivery of any reports, information and documents to the Agents is for informational purposes only and such Agent’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including each Borrower’s compliance with any of its covenants hereunder.

(i) No Agent shall be (i) required to qualify in any jurisdiction in which it is not presently qualified to perform its obligations as such Agent or (ii) required to take any enforcement action against any Loan Party or any other obligor outside of the United States.

(j) Beyond the exercise of reasonable care in the custody of the Collateral in its possession, each Agent will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto. Each Agent will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and no Agent will be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by such Agent in good faith.

(k) No Agent will be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder. Each Agent hereby disclaims any representation or warranty to the present and future holders of the Obligations concerning the perfection or priority of the Liens granted hereunder or in the value of any of the Collateral.

(l) In the event that any Agent is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in such Agent’s sole discretion may cause such Agent to be considered an “owner or operator” under any applicable environmental laws or otherwise cause such Agent to incur, or be exposed to, any environmental liability or any liability under any other federal, state or local law, such Agent reserves the right, instead of taking such action, either to resign as Agent or to arrange for the transfer of the title or control of the asset to a court appointed receiver. No Agent will be liable to any Person for any Environmental Claims or contribution actions under any federal, state or local law, rule or regulation by reason of such Agent’s actions and conduct as authorized, empowered and directed hereunder or relating to any Release of any Hazardous Materials into the Environment.

Section 8.04. Reliance by each Agent. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) or conversation believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to any Credit Event, that by its terms must be fulfilled to the satisfaction of a Lender or any Issuing Bank, each Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless such Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to such Credit Event. Each Agent may consult with legal counsel (including counsel to the Lead Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. Each Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless such Agent shall first receive such advice or concurrence of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances provided herein) and until such instructions are received, such Agent shall act, or refrain from acting as it deems advisable. If any Agent so requests, it shall first be indemnified to its reasonable satisfaction by the Lenders or required Lenders, as applicable, against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders. No provision of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby or the transactions contemplated hereby or thereby shall require any Agent to: (i) expend or risk its own funds or provide indemnities in the performance of any of its duties hereunder or the exercise of any of its rights or power or (ii) otherwise incur any financial liability in the performance of its duties or the exercise of any of its rights or powers.

Section 8.05. Section 8.05. Notice of Default. No Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless a Responsible Officer of such Agent has received written notice from a Lender or the Lead Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.” In the event that any Agent receives such a notice, such Agent shall give notice thereof to the Lenders. Subject to Section 8.04, each Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all or other Lenders); provided, that unless and until such Agent shall have received such directions, such Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

Section 8.06. Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent hereunder, no Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any Affiliate of a Loan Party that may come into the possession of such Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.

Section 8.07. Indemnification. The Lenders agree to indemnify and hold harmless each Agent and each Issuing Bank in its capacity as such, any Receiver or Delegate, and each of their respective affiliates, directors, officers and employees (collectively, the “Lender Indemnitees”) (to the extent not reimbursed by the Lead Borrower and without limiting the obligation of the Lead Borrower to do so), in the amount of its pro rata share (based on its aggregate Global Exposure and unused Commitments hereunder; provided, that the aggregate principal amount of L/C Disbursements owing to any Issuing Bank shall be considered to be owed to the Lenders ratably in accordance with their respective Global Exposure) (determined at the time such indemnity is sought), from and against any and all claims, liabilities, obligations, losses, damages, penalties, actions, judgments, suits, charges, costs, expenses (including, but not limited to, legal expenses, which shall be limited to not more than one counsel for all Indemnitees, plus, if necessary, one local counsel per jurisdiction (and, solely in the event of any conflict of interest among the Indemnitees, one additional counsel) (and, if reasonably necessary, one applicable local counsel in each appropriate jurisdiction to the relevant group of Indemnitees, taken as a whole)) or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans and regardless of whether such matter is initiated by a third party or by Holdings, any Borrower or any of their subsidiaries or Affiliates or by any Lender or other creditor or holder of securities of Holdings, any Borrower or their subsidiaries or Affiliates) be imposed on, incurred by or asserted against such Lender Indemnitee, in any way relating to or arising out of the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Lender

Indemnitee under or in connection with any of the foregoing; provided, that no Lender shall be liable for the payment of any portion of such claims, liabilities, obligations, losses, damages, penalties, actions, judgments, suits, charges, costs, expenses or disbursements to the extent found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from Lender Indemnitee’s gross negligence or willful misconduct. The failure of any Lender to reimburse any Lender Indemnitee, as the case may be, promptly upon demand for its ratable share of any amount required to be paid by the Lenders to such Lender Indemnitee, as the case may be, as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse such Lender Indemnitee, as the case may be, for its ratable share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse such Lender Indemnitee, as the case may be, for such other Lender’s ratable share of such amount. The agreements in this Section shall survive the resignation or removal of any Agent, payment of the Loans and all other amounts payable hereunder and the exercise of Write-Down and Conversion Powers by an EEA Resolution Authority with respect to any Lender that is an EEA Financial Institution.

Section 8.08. Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from, and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Loans made or renewed by it and with respect to any Letter of Credit issued, or Letter of Credit participated in, by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

Section 8.09. Successor Agent. Each Agent may resign as in its capacity as such upon 10 days’ notice to the Lenders and the Lead Borrower, and the Required Lenders may remove the Administrative Agent for any reason upon 20 days’ prior written notice to the Administrative Agent. If any Agent shall resign under this Agreement and the other Loan Documents or is removed by the Required Lenders, then the Required Lenders shall appoint a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 7.01(b), (c), (h) or (i) shall have occurred and be continuing) be subject to approval by the Lead Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of such Agent, and the term “Administrative Agent” or “Collateral Agent”, as applicable, shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as such Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Loans. Prior to any Administrative Agent’s resignation or removal hereunder as Administrative Agent, the retiring or removed Administrative Agent shall, in the event that a successor Administrative Agent is being appointed at the time of such resignation or removal, take such action as may be reasonably necessary to assign to the successor Administrative Agent its rights as Administrative Agent under the Loan Documents. A retiring or removed Administrative Agent shall, in the event that a successor Administrative Agent is not appointed at the time of such resignation or removal, take all actions reasonably requested by the Lead Borrower or the Required Lenders (for a reasonable period of time, not to exceed 60 days) (including providing the Lead Borrower and the Required Lenders with a copy of the Registrar and other documents and information in the possession of the resigning or removed Administrative Agent that is reasonably requested by the Required Lenders or the Lead Borrower) in connection with (x) in the case of the Required Lenders, the Required Lenders’ performance of the duties and obligations of the Administrative Agent under the Loan Documents and (y) in the case of the Borrowers, the Borrowers’ obligation to make payments directly to the Lenders and provide notices and information directly to the Lenders. If no successor agent has accepted appointment as Administrative Agent by the date that is 10 days following a retiring Administrative Agent’s notice of resignation or 20 days’ following a notice of removal, the retiring or removed Administrative Agent’s resignation or removal shall nevertheless thereupon become effective, and the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than as provided in Section 2.15 and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the effectiveness of such resignation or retirement); provided that (A), solely for purposes of maintaining any security interest granted to the Administrative Agent under any Security Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as Collateral Agent for the benefit of the Secured Parties, and continue to be entitled to the rights set forth in such Security Document and Loan Document, and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case solely until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Security Document), (B) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (C) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall also directly be given or made to each Lender. After any retiring or removed Administrative Agent’s resignation or removal, as applicable, as Administrative Agent, the provisions of this Section 8.09 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement and the other Loan Documents.

Any resignation or removal of Citi as Administrative Agent hereunder shall, unless Citi gives notice to the Lead Borrower otherwise, also constitute its resignation as Issuing Bank and the Swingline Lender effective as of the date of effectiveness of its resignation or removal as Administrative Agent as provided above; it being understood that in the event of any such resignation, any Letter of Credit then outstanding shall remain outstanding (irrespective of whether any amounts have been drawn at such time). Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall, unless the Lead Borrower otherwise appoints any Lender that is willing to accept such appointment as successor Issuing Bank or Swingline Lender hereunder, succeed as Issuing Bank or Swingline Lender. Upon the acceptance of any appointment as Issuing Bank or Swingline Lender hereunder by a successor Issuing Bank or Swingline Lender, as applicable, such successor Issuing Bank or Swingline Lender, as applicable, shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning Issuing Bank or Swingline Lender, as applicable, and the resigning Issuing Bank and Swingline Lender, as applicable, shall be discharged from its duties and obligations in such capacity hereunder. In the event the Swingline Lender resigns, the Borrowers shall promptly repay all outstanding Swingline Loans on the effective date of such resignation (which repayment may be effectuated with the proceeds of a Borrowing).

Section 8.10. Withholding Taxes. To the extent required by any applicable laws, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 2.15, each Lender shall indemnify and hold harmless the Administrative Agent against, within 10 days after written demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by the Internal Revenue Service or any other Governmental Authority as a result of the failure of the Administrative Agent to properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including, without limitation, because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of, withholding Tax ineffective). A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 8.10. The agreements in this Section 8.10 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations. For the avoidance of doubt, the term “Lender” in this Section 8.10 shall include any Issuing Bank.

Section 8.11. Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of each Borrower or any other Loan Party, that at least one of the following is and will be true:

i. such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

ii. the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90- 1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91- 38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

iii. (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

iv. such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has not provided another representation, warranty and covenant in accordance with in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent not, for the avoidance of doubt, to or for the benefit of each Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitment and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

Section 8.12. U.K. Security Trust Deed; Releases. Each of the Lenders and the other Secured Parties (a) acknowledges that it has received a copy of the U.K. Security Trust Deed, (b) consents to the terms of the U.K. Security Trust Deed, (c) agrees that it will be bound by and will take no actions contrary to the provisions of the U.K. Security Trust Deed and (d) authorizes and instructs the Collateral Agent and the Administrative Agent to enter into the U.K. Security Trust Deed as agent for and on behalf of such Person, and by its acceptance of the benefits of the U.K. Security Trust Deed, hereby acknowledges and agrees to be bound by such provisions. Each of the Lenders and the other Secured Parties acknowledges and agrees that the Liens over the U.K. Collateral may be released in accordance with the terms of the U.K. Security Trust Deed or the U.K. Security Documents.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Notices; Communications.

(a) Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 9.01(b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

i. if to any Loan Party, the Administrative Agent, the Issuing Bank or the Swingline Lender, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 9.01; and

ii. if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire.

(b) Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or the Issuing Bank pursuant to Article II if such Lender or the Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Lead Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

(c) Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received. Notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 9.01(b) above shall be effective as provided in such Section 9.01(b).

(d) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto.

(e) Documents required to be delivered pursuant to Section 5.04 (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically (including as set forth in Section 9.17) and if so delivered, shall be deemed to have been delivered on the date (i) on which the Lead Borrower posts such documents, or provides a link thereto on the Lead Borrower’s website on the Internet at the website address listed on Schedule 9.01, or (ii) on which such documents are posted on the Lead Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided, that (A) the Lead Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests the Lead Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender, and (B) the Lead Borrower shall notify the Administrative Agent and each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the Lead Borrower shall be required to provide paper copies of the certificates required by Section 5.04(c) to the Administrative Agent. Except for such certificates required by Section 5.04(c), the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Lead Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

(f) Each Agent shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Agreement and delivered using Electronic Means; provided, however, that the Lead Borrower shall provide to each Agent an incumbency certificate listing authorized officers and containing specimen signatures of such authorized officers, which incumbency certificate shall be amended by the Lead Borrower whenever a Person is to be added or deleted from the listing. If the Lead Borrower elects to give any Instructions using Electronic Means and the Agent in its discretion elects to act upon such Instructions, the Agent’s understanding of such Instructions shall be deemed controlling. The Lead Borrower understands and agrees that the Agents cannot determine the identity of the actual sender of such Instructions and that the Agents shall conclusively presume that directions that purport to have been sent by an authorized officer listed on the incumbency certificate provided to such Agent have been sent by such authorized officer. The Lead Borrower shall be responsible for ensuring that only authorized officers transmit such Instructions to the Agents and that the Lead Borrower and all authorized officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Lead Borrower. No Agent shall be liable for any losses, costs or expenses arising directly or indirectly from such Agent’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Lead Borrower agrees: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Agents, including without limitation the risk of such Agent acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Agents and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Lead Borrower; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the applicable Agent immediately upon learning of any compromise or unauthorized use of the security procedures. “Electronic Means” shall mean the following communications methods: S.W.I.F.T., e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Agents, or another method or system specified by such Agent as available for use in connection with its services hereunder.

Section 9.02. Survival of Agreement. All covenants, agreements, representations and warranties made by the Loan Parties herein, in the other Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and each Issuing Bank and shall survive the making by the Lenders of the Loans, the execution and delivery of the Loan Documents and the issuance of the Letters of Credit, regardless of any investigation made by such Persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or L/C Disbursement or any Fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not been terminated. Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Sections 2.13, 2.15 and 9.05) shall survive the payment in full of the principal and interest hereunder, the expiration of the Letters of Credit and the termination of the Commitments or this Agreement. In addition to the foregoing, and without prejudice to the survival of any other obligations contained herein, the obligations of each party contained in Section 2.15 shall survive the resignation or replacement of the Administrative Agent and any assignment of rights by, or the replacement of, any Lender or any Issuing Bank.

Section 9.03. Binding Effect. This Agreement shall become effective when it shall have been executed by Holdings, the Borrowers and each Agent and when the Administrative Agent shall have received copies hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of Holdings, the Borrowers, each Issuing Bank, each Agent and each Lender and their respective permitted successors and assigns.

Section 9.04. Success

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any affiliate of the Issuing Bank that issues any Letter of Credit), except that (i) the Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void) except in connection with the addition of one or more Domestic Subsidiaries as a joint and several co-borrower hereunder or as a result of a transaction permitted by Section 6.05, and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 9.04. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (d) of this Section 9.04), and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement or the other Loan Documents.

(b) i. Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees other than Holdings, the Borrowers or any of their Affiliates (each, an “Assignee”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it), with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Lead Borrower; provided, that no consent of the Lead Borrower shall be required for an assignment to a Lender, an affiliate of a Lender, an Approved Fund (as defined below) or, if an Event of Default under Sections 7.01(b), (c), (h) or (i) has occurred and is continuing, any other Person (other than a natural Person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course;

(B) the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment to a Lender, an affiliate of a Lender or an Approved Fund (as defined below); and

(C) the Issuing Bank and Swingline Lender, provided that no consent of the Issuing Bank shall be required for an assignment to a Lender, an affiliate of a Lender or an Approved Fund (as defined below).

ii. Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitments or Loans, the amount of the Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5.0 million in the case of Loans or Commitments, unless the Lead Borrower and the Administrative Agent otherwise consents; provided, that (1) no such consent of the Lead Borrower shall be required if an Event of Default under Sections 7.01(b), (c), (h) or (i) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds (with simultaneous assignments to or by two (2) or more Approved Funds shall be treated as one assignment), if any;

(B) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent); provided that only one such fee shall be due in respect of a simultaneous assignment to more than one Affiliate of a Lender or Approved Fund;

(C) the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any Tax forms required to be delivered pursuant to Section 2.15; and

(D) in no event may any Lender assign any portion of its Loans or Commitments to an Affiliate of Holdings, the Borrowers or any other Loan Party.

For the purposes of this Section 9.04, “Approved Fund” means any Person (other than a natural Person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

iii. Subject to acceptance and recording thereof pursuant to paragraph (b)(v) below, from and after the effective date specified in each Assignment and Acceptance the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, 2.15 and 9.05, if applicable). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 9.04.

iv. The Administrative Agent, acting for this purpose as an agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount (and interest amounts) of the Loans and Revolving L/C Exposure owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, the Issuing Bank and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Lead Borrower, the Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

v. Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an Assignee, the Assignee’s completed Administrative Questionnaire (unless the Assignee shall already be a Lender hereunder), all applicable Tax forms, the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent promptly shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph (b)(v).

(c) By executing and delivering an Assignment and Acceptance, the assigning Lender thereunder and the Assignee thereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows: (i) such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim and that its Commitment and the outstanding balances of its Loans, in each case without giving effect to assignments thereof which have not become effective, are as set forth in such Assignment and Acceptance, (ii) except as set forth in clause (i) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto, or the financial condition of the Borrowers or any Subsidiary or the performance or observance by the Borrowers or any Subsidiary of any of its obligations under this Agreement, any other Loan Document or any other instrument or document furnished pursuant hereto; (iii) the Assignee represents and warrants that it is legally authorized to enter into such Assignment and Acceptance and that it is not an Ineligible Institution; (iv) the Assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements referred to in Section 3.05 (or delivered pursuant to Section 5.04), and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (v) the Assignee will independently and without reliance upon the Administrative Agent, the Collateral Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (vi) the Assignee appoints and authorizes each Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to such Agent by the terms of this Agreement, together with such powers as are reasonably incidental thereto; and (vii) the Assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of this Agreement are required to be performed by it as a Lender.

(d) i. Any Lender may, without the consent of the Lead Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided, that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Loan Documents; provided, that (x) such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to Section 9.04(a)(i) or clauses (i), (ii), (iii), (iv), (v) or (vi) of the first proviso to Section 9.08(b) and (2) directly affects such Participant and (y) no other agreement with respect to amendment, modification or waiver may exist between such Lender and such Participant. Subject to paragraph (c)(ii) of this Section 9.04, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.13, 2.14 and 2.15 (subject to the requirements and limitations of such Sections) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 9.04. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender, provided such Participant shall be subject to Section 2.16(c) as though it were a Lender.

ii. A Participant shall not be entitled to receive any greater payment under Section 2.13, 2.14 or 2.15 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Lead Borrower’s prior written consent (not to be unreasonably withheld or delayed) or the entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the participation. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and interest amounts) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations and Section 1.163-5(b) of the United States Proposed Treasury Regulations (or any amended or successor version). For purposes of this paragraph, any Conduit Lender shall be treated as a participant. The entries in the Participant Register shall be conclusive absent manifest error.

(e) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank and in the case of any Lender that is an Approved Fund, any pledge or assignment to any holders of obligations owed, or securities issued, by such Lender, including to any trustee for, or any other representative of, such holders, and this Section 9.04 shall not apply to any such pledge or assignment of a security interest; provided, that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

(f) The Lead Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (d) above.

(g) Notwithstanding the foregoing, any Conduit Lender may assign any or all of the Loans it may have funded hereunder to its designating Lender without the consent of the Lead Borrower or the Administrative Agent. Each of the Borrowers, each Lender and the Administrative Agent hereby confirms that it will not institute against a Conduit Lender or join any other Person in instituting against a Conduit Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any state bankruptcy or similar law, for one year and one day after the payment in full of the latest maturing commercial paper note issued by such Conduit Lender; provided, however, that each Lender designating any Conduit Lender hereby agrees to indemnify, save and hold harmless each Agent, each other party hereto and each Borrower for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such Conduit Lender during such period of forbearance.

(h) Notwithstanding the foregoing, no assignment may be made or participation sold to an Ineligible Institution without the prior written consent of the Lead Borrower; provided that any such Ineligible Institution shall not retroactively be disqualified from being a Lender or a participant. Notwithstanding anything to the contrary in this Agreement, the Lead Borrower and the Lenders acknowledge and agree that the Administrative Agent shall have no responsibility to monitor whether assignments or participations are made to Ineligible Institutions, and that none of the Lead Borrower or any of its Subsidiaries shall bring a claim to such effect.

Section 9.05. Expenses; Indemnity.

(a) The Borrowers agree to pay, within thirty (30) days following receipt of a reasonably-detailed invoice therefor, (i) all reasonable out of pocket expenses (including Other Taxes) incurred by each Agent, the Arrangers and the Initial Lenders in connection with the preparation and administration of this Agreement and the other Loan Documents (including expenses incurred in connection with due diligence and initial and ongoing Collateral examination and the reasonable fees, disbursements and charges of counsel to the Agents, Arrangers and the Initial Lenders) or in connection with the administration of this Agreement and any amendments, modifications or waivers of the provisions hereof or thereof, including the reasonable fees, charges and disbursements of (x) Latham and Watkins LLP, counsel to the Agents, Arrangers and Lenders and (y) any special or local legal counsel (limited to one local counsel in each relevant jurisdiction) as shall be reasonably determined to be necessary by the Agents, Arrangers or the Initial Lenders, and (ii) all reasonable and documented out of pocket expenses (including Other Taxes) incurred by any Agent or any Lender in connection with the enforcement or protection of their rights in connection with this Agreement and the other Loan Documents, in connection with the Loans made hereunder, including the fees, charges and disbursements of counsel for the Administrative Agent, Arrangers and Lenders (which shall be limited to (w) a single firm of counsel to the Administrative Agent, (x) a single firm of counsel to the Lenders taken as a whole (which firm shall be determined by the Required Lenders), (y) if reasonably necessary, one local counsel in each relevant jurisdiction material to the interests of the Administrative Agent, Arrangers and the Lenders taken as a whole and, (z) solely in the case of an actual or perceived conflict of interest, one additional counsel in each relevant jurisdiction to each group of similarly situated affected parties).

(b) The Borrowers agree to indemnify the Administrative Agent, the Agents, the Arrangers, each Issuing Bank, each Lender, each of their respective Affiliates and each of their respective directors, trustees, officers, employees, agents, trustees and advisors (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, obligations liabilities, penalties, actions, judgments, suits, costs and related expenses, including reasonable counsel fees, charges and disbursements (except the allocated costs of in-house counsel), imposed on, incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto and thereto of their respective obligations thereunder or the consummation of the Transactions and the other contemplated hereby, (ii) the use of the proceeds of the Loans or the use of any Letter of Credit or (iii) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and regardless of whether such matter is initiated by a third party or by Holdings, the Borrowers or any of their subsidiaries or Affiliates or by any creditor or holder of securities of Holdings, the Borrowers or any of their subsidiaries or Affiliates; provided, that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, obligations, liabilities, penalties, actions, judgements, suits, costs or related expenses or disbursements are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee (for purposes of this proviso only, each of the Administrative Agent, Issuing Bank, any Arranger or any Lender shall be treated as several and separate Indemnitees, but each of them together with its respective Related Parties, shall be treated as a single Indemnitee) or a material breach by such Indemnitee or its Related Parties of its obligations under the Loan Documents. Subject to and without limiting the generality of the foregoing sentence, the Borrowers agree to indemnify each Indemnitee against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel or consultant fees, charges and disbursements (limited to not more than one counsel, plus, if necessary, one local counsel per jurisdiction (and, solely in the event of any conflict of interest among the Indemnitees, one additional counsel (and, if reasonably necessary, one applicable local counsel in each appropriate jurisdiction to the relevant group of Indemnitees, taken as a whole) for one group of Indemnitees similarly situated that is subject to such conflict)) (except the allocated costs of in-house counsel), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (A) any claim related in any way to Environmental Laws and Holdings, the Borrowers or any of their Subsidiaries, or (B) any actual or alleged presence, Release or threatened Release of Hazardous Materials at, under, on, from or to any Real Property; provided, that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Parties or a material breach by such Indemnitee or its Related Parties of its obligations under the Loan Documents. No party hereto shall be responsible or liable to any other party hereto or any of their respective subsidiaries, Affiliates or stockholders or any other Person or entity for any special, indirect, consequential or punitive damages, which may be alleged as a result of the ABL Facility. The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, any Issuing Bank or any Lender. All amounts due under this Section 9.05 shall be payable within thirty (30) days following written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested. The Lead Borrower shall not, without the prior written consent of each applicable Indemnitee (which consent shall not be unreasonably withheld, delayed or conditioned), effect any settlement of any pending or threatened proceedings in respect of which indemnity could have been sought hereunder by such Indemnitee unless such settlement (a) includes an unconditional release of such Indemnitee in form and substance reasonably satisfactory to such Indemnitee from all liability on claims that are the subject matter of such proceedings and (b) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnitee. Notwithstanding the foregoing, any Indemnitee shall be required to refund or return any amount paid by Holdings, the Lead Borrower and/or any Subsidiary in accordance with the terms hereof for any claim, damage, loss, liability and/or expense to the extent such Indemnitee is not entitled to payment of the relevant amount in accordance with the terms hereof.

(c) Except as expressly provided in Section 9.05(a) with respect to Other Taxes, which shall not be duplicative with any amounts paid pursuant to Section 2.15, this Section 9.05 shall not apply to Taxes other than Taxes that represent losses, claims, damages, liabilities and expenses with respect to a non-Tax claim, and which shall be governed exclusively by Section 2.15.

(d) To the fullest extent permitted by applicable law, no party hereto shall assert, and each party hereto hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No party hereto shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) The agreements in this Section 9.05 shall survive the resignation or removal of any Agent, any Issuing Bank, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations and the termination of this Agreement.

Section 9.06. Right of Setoff. If an Event of Default shall have occurred and not been waived in accordance with the terms of this Agreement, each Lender, Agent and Issuing Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender, Agent or Issuing Bank to or for the credit or the account of the Borrowers or any Subsidiary against any of and all the obligations of the Borrowers now or hereafter existing under this Agreement or any other Loan Document held by such Lender, Agent or Issuing Bank, irrespective of whether or not such Lender, Agent or Issuing Bank shall have made any demand under this Agreement or such other Loan Document and although the obligations may be unmatured. The rights of each Lender, Agent and Issuing Bank under this Section 9.06 are in addition to other rights and remedies (including other rights of setoff) that such Lender, Agent or Issuing Bank may have.

Section 9.07. Applicable Law. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (OTHER THAN LETTERS OF CREDIT AND AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

Section 9.08. Waivers; Amendment.

(a) No failure or delay of any Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of each Agent, each Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by the Borrowers therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrowers in any case shall entitle such Person to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Lead Borrower and the Required Lenders, and (y) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by each party thereto and the applicable Agent and consented to by the Required Lenders; provided, however, that no such agreement shall

i. decrease or forgive the principal amount of, or extend the final maturity of, or decrease the rate of interest on, any Loan or any L/C Disbursement, or extend the stated expiration of any Letter of Credit beyond the Maturity Date, without the prior written consent of each Lender directly affected thereby, except as provided in Section 2.04(c); provided that any amendment to the financial covenant definitions in this Agreement shall not constitute a reduction in the rate of interest for purposes of this clause (i),

ii. increase or extend the Commitment of any Lender (other than with respect to any Incremental Revolving Facility pursuant to Section 2.23 in respect of which such Lender has agreed to be an Incremental Revolving Facility Lender) or decrease the Commitment Fees, Issuing Bank Fees or L/C Participation Fees or other fees of any Lender, Agent or Issuing Bank without the prior written consent of such Lender, Agent or Issuing Bank (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the aggregate Commitments shall not constitute an increase of the Commitments of any Lender),

iii. decrease the fees of any Lender or Agent without the prior written consent of such Lender or Agent, as applicable,

iv. extend any date on which payment of interest on any Loan or any L/C Disbursement or any Fees is due, without the prior written consent of each Lender adversely affected thereby,

v. amend the provisions of Section 5.02 of the U.S. Collateral Agreement, or any analogous provision of any other Security Document, in a manner that would by its terms alter the pro rata sharing of payments required thereby, without the prior written consent of each Lender adversely affected thereby,

vi. amend or modify the provisions of this Section 9.08 or the definition of the terms “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender adversely affected thereby (it being understood that, with the consent of the Required Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Required Lenders on substantially the same basis as the Loans and Commitments are included on the Closing Date),

vii. release all or substantially all the Collateral or release any of Holdings or all or substantially all of the Borrowers from their respective Guarantees under applicable Security Documents, unless, in the case of a Loan Party (other than Holdings and the Lead Borrower), all or substantially all the Equity Interests of such Loan Party is sold or otherwise disposed of in a transaction permitted by this Agreement, without the prior written consent of each Lender;

viii. effect any waiver, amendment or modification that by its terms adversely affects the rights in respect of payments or collateral of Lenders participating in any ABL Facility differently from those of Lenders participating in another ABL Facility, without the consent of the Required Lenders participating in the adversely affected Facility (it being agreed that the Required Lenders may waive, in whole or in part, any prepayment or Commitment reduction required by Section 2.09 so long as the application of any prepayment or Commitment reduction still required to be made is not changed);

ix. change the definition of the term “U.K. Borrowing Base” or “U.S. Borrowing Base” or any component definition of any thereof (including the definitions of “Eligible Concession Accounts” or “Eligible Inventory”), in each case the effect of which change would increase amounts available to be borrowed, except with the consent of Lenders having Global Exposure and unused Commitments representing more than 66-2/3% of the sum of the aggregate Global Exposure and such unused Commitments of all Lenders at such time; provided that (A) the foregoing shall not limit the discretion of the Administrative Agent to change, establish or limit Availability Reserves without the consent of any Lender and (B) notwithstanding the lead-in to this Section 9.08(b), the consent of the Required Lenders shall not be required to make any change described in this clause (ix); and/or

x. make changes to the order of application of funds or any related definitions (as used therein) or amounts payable to any Agent or any Lender specified in Section 7.03 of this Agreement, Section 5.02 of the U.S. Collateral Agreement, Clause 4 of the U.K. Security Trust Deed, Section 19 of the U.K. Security Agreement or Section 19 of the Gibraltar Security Agreement, as applicable, in each case without the prior written consent of each Lender adversely affected thereby;

provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of any Agent or an Issuing Bank or the Swingline Lender hereunder without the prior written consent of any Agent or such Issuing Bank or the Swingline Lender, as applicable, acting as such at the effective date of such agreement, as applicable. Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 9.08 and any consent by any Lender pursuant to this Section 9.08 shall bind any assignee of such Lender.

(c) Without the consent of any Lender or Issuing Bank, the Loan Parties and the Administrative Agent may (in their respective sole discretion, or shall, to the extent required by any Loan Document) enter into any amendment, modification or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, or as required by local law to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law.

(d) Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent, Holdings and the Lead Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.

(e) Notwithstanding the foregoing, technical and conforming modifications to the Loan Documents and modifications necessary to correct obvious errors and/or omissions may be made with the consent of the Lead Borrower and the Administrative Agent. The Administrative Agent may also amend Schedule 2.01 hereto to reflect assignments entered into pursuant to Section 9.04 and incurrences of Incremental Revolving Loans pursuant to Section 2.23 or reductions or terminations of Commitments.

(f) Notwithstanding the foregoing, (i) the conditions precedent to any initial extension of credit on the Closing Date set forth in Section 4.01 and Section 4.02 may be waived or modified solely with the consent of the Initial Lenders and (ii) the conditions precedent to any extension of credit after the Closing Date set forth in Section 4.02 may be waived or modified by the Required Lenders.

Section 9.09. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender or any Issuing Bank, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender or such Issuing Bank, shall be limited to the Maximum Rate; provided, that such excess amount shall be paid to such Lender or such Issuing Bank on subsequent payment dates to the extent not exceeding the legal limitation.

Section 9.10. Entire Agreement. This Agreement, the other Loan Documents and the agreements regarding certain Fees referred to herein constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents. Notwithstanding the foregoing, any fee letter entered into between the Lead Borrower and any Agent in connection with this Agreement, including for the avoidance of doubt the Administrative Agent Fee Letter, shall survive the execution and delivery of this Agreement and remain in full force and effect. Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

Section 9.11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12. Severability. In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.13. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 9.03. Delivery of an executed counterpart to this Agreement by facsimile transmission (or other electronic transmission pursuant to procedures approved by the Administrative Agent) shall be as effective as delivery of a manually signed original.

Section 9.14. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.15. Jurisdiction; Consent to Service of Process. Each party hereto hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the general and exclusive jurisdiction of the Supreme Court of the State of New York for the County of New York (the “New York Supreme Court”), and the United States District Court for the Southern District of New York sitting in the County of New York (the “Federal District Court”, and together with the New York Supreme Court, the “New York Courts”), and appellate courts from either of them;

(b) consents that any such action or proceeding may be brought in such courts and waives, to the maximum extent not prohibited by law, any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same;

(c) agrees that the New York Courts and appellate courts from either of them shall be the exclusive forum for any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, and that it shall not initiate (or collusively assist in the initiation or prosecution of) any such action or proceeding in any court other than the New York Courts and appellate courts from either of them; provided that

i. if all such New York Courts decline jurisdiction over any Person, or decline (or in the case of the Federal District Court, lack) jurisdiction over the subject matter of such action or proceeding, a legal action or proceeding may be brought with respect thereto in another court having such jurisdiction;

ii. in the event that a legal action or proceeding is brought against any party hereto or involving any of its property or assets in another court (without any collusive assistance by such party or any of its Subsidiaries or Affiliates), such party shall be entitled to assert any claim or defense (including any claim or defense that this Section 9.15(c) would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding;

iii. the Administrative Agent and the Lenders may bring any legal action or proceeding against any Loan Party in any jurisdiction in connection with the exercise of any rights under any Security Documents; provided that any Loan Party shall be entitled to assert any claim or defense (including any claim or defense that this Section 9.15(c) would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding; and

iv. any party hereto may bring any legal action or proceeding in any jurisdiction for the recognition and enforcement of any judgment;

(d) each party hereto agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower, the applicable Lender or the applicable Agent, as the case may be, at the address specified in Section 9.01 or at such other address of which each Agent, any such Lender and the Lead Borrower shall have been notified pursuant thereto; and

(e) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or (subject to the preceding clause (c)) shall limit the right to sue in any other jurisdiction.

Section 9.16. Confidentiality. Each of the Lenders, each Issuing Bank and each of the Agents agrees that it shall maintain in confidence any information relating to Holdings, the Borrowers and any Subsidiary furnished to it by or on behalf of Holdings, the Borrowers or any Subsidiary (other than information that (a) has become generally available to the public other than as a result of a disclosure by such party in violation of this Section 9.16, (b) has been independently developed by such Lender, such Issuing Bank or such Agent without violating this Section 9.16 or (c) was available to such Lender, such Issuing Bank or such Agent from a third party having, to such Person’s knowledge, no obligations of confidentiality to Holdings, the Borrowers or any other Loan Party) and shall not reveal the same other than to its directors, trustees, officers, employees, accountants, auditors, attorneys and advisors, and any numbering, administration or settlement service providers with a need to know or to any Person that approves or administers the Loans on behalf of such Lender (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 9.16), except: (A) to the extent necessary to comply with law or any legal process or the requirements of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (B) as part of normal reporting or review procedures to, or examinations by, Governmental Authorities or self-regulatory authorities, including the National Association of Insurance Commissioners or the National Association of Securities Dealers, Inc., (C) to its parent companies, Affiliates or auditors (so long as each such Person shall have been instructed to keep the same confidential in accordance with this Section 9.16), (D) in order to enforce its rights under any Loan Document in a legal proceeding, (E) to other Lenders and to any pledgee under Section 9.04(d) or any other prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such Person is subject to this Section 9.16 or shall have been instructed to keep the same confidential in accordance with this Section 9.16) and (F) to any actual or prospective, direct or indirect contractual counterparty (or its Related Parties including such contractual counterparty’s professional advisor in Swap Agreements or any other swap, derivative or other transaction under which payments are to be made by reference to any Borrower and its obligations, this Agreement or payments hereunder (so long as such contractual counterparty or professional advisor to such actual or prospective contractual counterparty agrees to be bound by the provisions of this Section 9.16).

Section 9.17. Platform; Borrower Materials. The Borrowers hereby acknowledge that (a) the Administrative Agent will make available to the Lenders and the Issuing Bank materials and/or information provided by or on behalf of the Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”), and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrowers or their securities) (each, a “Public Lender”). Each Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (i) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (ii) by marking Borrower Materials “PUBLIC,” each Borrower shall be deemed to have authorized the Administrative Agent, the Issuing Bank and the Lenders to treat such Borrower Materials as either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the applicable Borrower or its securities for purposes of United States Federal and state securities laws, (iii) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (iv) the Administrative Agent shall treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.” Notwithstanding the foregoing, the following Borrower Materials shall be deemed to be marked “PUBLIC,” unless a Borrower notifies the Administrative Agent promptly that any such document contains material nonpublic information: (1) the Loan Documents, (2) any notification of changes in the terms of the credit facilities and (3) all information delivered pursuant to Section 5.04(a) and/or (b).

Section 9.18. Release of Liens and Guarantees. In the event that any Loan Party conveys, sells, leases, assigns, transfers or otherwise disposes of all or any portion of any of the Equity Interests or assets of any Loan Party to a Person that is not (and is not required to become) a Loan Party in a transaction not prohibited by Section 6.05, any Liens created by any Loan Document in respect of such Equity Interests or assets shall be automatically released and the Collateral Agent shall promptly (and the Lenders hereby authorize the Collateral Agent to) take such action and execute any such documents as may be reasonably requested by Holdings or the Borrowers and at the Borrowers’ expense in connection with the release of any Liens created by any Loan Document in respect of such Equity Interests or assets, and, in the case of a disposition of the Equity Interests of any Loan Party in a transaction permitted by Section 6.05 (including through merger, consolidation, amalgamation or otherwise) to a Person that is not (and is not required to become) a Loan Party and as a result of which such Loan Party would cease to be a Subsidiary, such Loan Party’s obligations hereunder and under its Guarantee shall be automatically terminated and the Administrative Agent shall promptly (and the Lenders hereby authorize the Administrative Agent to) take such action and execute any such documents as may be reasonably requested by Holdings or the Borrowers to terminate such Loan Party’s obligations hereunder and under its Guarantee. In addition, the Collateral Agent agrees to take such actions as are reasonably requested by Holdings or the Borrowers and at the Borrowers’ expense to terminate the Liens and security interests created by the Loan Documents on the Termination Date.

Section 9.19. Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrowers in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrowers in the Agreement Currency, the Lead Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Borrowers (or to any other Person who may be entitled thereto under applicable law).

Section 9.20. USA PATRIOT Act Notice. Each Lender that is subject to the Act (as hereinafter defined) and each Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the USA PATRIOT Act.

Section 9.21. No Liability of the Issuing Banks. The Lead Borrower assumes all risks of the acts or omissions of any beneficiary or transferee of any Letter of Credit with respect to its use of such Letter of Credit. Neither any Issuing Bank nor any of its officers or directors shall be liable or responsible for:(a) the use that may be made of any Letter of Credit or any acts or omissions of any beneficiary or transferee in connection therewith; (b) the validity, sufficiency or genuineness of documents, or of any endorsement thereon, even if such documents should prove to be in any or all respects invalid, insufficient, fraudulent or forged; (c) payment by such Issuing Bank against presentation of documents that do not comply with the terms of a Letter of Credit, including failure of any documents to bear any reference or adequate reference to the Letter of Credit; or (d) any other circumstances whatsoever in making or failing to make payment under any Letter of Credit, except that the Lead Borrower shall have a claim against such Issuing Bank, and such Issuing Bank shall be liable to the Lead Borrower, to the extent of any direct, but not consequential, damages suffered by the Lead Borrower that the Lead Borrower proves were caused by (i) such Issuing Bank’s willful misconduct or gross negligence as determined in a final, non-appealable judgment by a court of competent jurisdiction in determining whether documents presented under any Letter of Credit comply with the terms of the Letter of Credit or (ii) such Issuing Bank’s willful failure to make lawful payment under a Letter of Credit after the presentation to it of a draft and certificates strictly complying with the terms and conditions of the Letter of Credit. In furtherance and not in limitation of the foregoing, such Issuing Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary.

Section 9.22. No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each of the Borrowers acknowledges (on its own behalf and on behalf of its Affiliates) and agrees that (i) (A) the arranging and other services regarding this Agreement provided by the Agents and the Lenders are arm’s-length commercial transactions between the Borrowers and their respective Affiliates, on the one hand, and the Agents and the Lenders, on the other hand, (B) each of the Borrowers has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Borrowers is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Agents and the Lenders is and has been acting solely as a principal and has not been, is not and will not be acting as an advisor, agent or fiduciary for the Borrowers any of their respective Affiliates or any other Person and (B) none of the Agents or the Lenders has any obligation to the Borrowers or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agents, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their respective Affiliates, and none of the Agents or the Lenders has any obligation to disclose any of such interests to the Borrowers or any of their respective Affiliates. To the fullest extent permitted by applicable law, the Borrowers hereby waive and release any claims that it may have against the Agent and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 9.23. Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and

(b) the effects of any Bail-in Action on any such liability, including, if applicable:

i. a reduction in full or in part or cancellation of any such liability;

ii. a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

iii. the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.

Section 9.24. Time is of the Essence. Holdings, the Borrowers and each Subsidiary agrees that, with respect to each and every obligation and covenant contained in this Agreement and the other Loan Documents, time is of the essence.

Section 9.25. Intercreditor Agreement. Each Lender hereunder acknowledges that it has received a copy of the Intercreditor Agreement and agrees that it will be subject to and bound by the provisions of the Intercreditor Agreement and any Permitted Term Priority Acceptable Intercreditor Agreement, and will take no actions contrary to the provisions of such agreement, and authorizes and instructs the Agents to enter into the Intercreditor Agreement and any Permitted Term Priority Acceptable Intercreditor Agreement on behalf of itself and such Lender.

Section 9.26. English Guarantee. Each U.K. Borrower incorporated under the laws of England and Wales irrevocably and unconditionally jointly and severally guarantees to the Secured Parties (as defined in Schedule 9.26) the obligations set forth in Schedule 9.26 on the terms and subject to the conditions set forth in Schedule 9.26.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned , intending to be legally bound hereby, have duly executed this Agreement as of the date first set forth above.

U.S. BORROWERS: CLAIRE’S STORES, INC. CLAIRE’S PUERTO RICO CORP. CBI DISTRIBUTING CORP. CLAIRE’S BOUTIQUES, INC. CLAIRE’S CANADA CORP. BMS DISTRIBUTING CORP. CLSIP HOLDINGS LLC CLSIP LLC

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Executive Vice President and Chief Financial Officer

CSI CANADA LLC

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Treasurer

HOLDINGS: CLAIRE’S HOLDINGS LLC

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Executive Vice President and Chief Financial Officer

U.K. BORROWERS: CLAIRE’S (GIBRALTAR) HOLDINGS LIMITED

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Director

Signature Page to ABL Credit Agreement

U.K. BORROWERS: CLAIRE’S (GIBRALTAR) HOLDINGS LIMITED

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Director

CLAIRE’S EUROPEAN SERVICES LIMITED

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Director

CLAIRE’S ACCESSORIES UK LIMITED

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Director

CLAIRE’S EUROPEAN DISTRIBUTION LIMITED

By:	/s/ Scott Huckins
Name: Scott Huckins
Title: Director

Signature Page to ABL Credit Agreement

CITIBANK, N.A., as Administrative Agent, Collateral Agent, Swingline Lender, Issuing Bank, and a Lender

By:	/s/ Brendan Mack
Name: Brendan Mack
Title: Vice President and Director

Signature Page to ABL Credit Agreement

LENDERS: Citizens Bank, N.A., as a Lender

By:	/s/ Robert Kelly
Name: Robert Kelly
Title: Senior Vice President

Signature Page to ABL Credit Agreement

LENDERS: CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as a Lender

By:	/s/ Judith E. Smith
Name: Judith E. Smith
Title: Authorized Signatory

By:	/s/ Lingz Huang
Name: Lingz Huang
Title: Authorized Signatory

Signature Page to ABL Credit Agreement